Form 20-F
period 2025-03-31
Fuxing China Group Ltd
filed 2025-07-31
CIK 1954705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from         to

Commission file number: 001-42667

Fuxing China Group Limited
(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

Hangbian Industry Area

Longhu Town, Jinjiang City

Fujian Province, 362241

The People’s Republic of China

(Address of principal executive offices)

 Pengyou Hong, Chief Financial Officer

Telephone: 86-13559034651

Email: hmy@3fzipper.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 15 ordinary shares	FFFZ	The Nasdaq Stock Market LLC
Ordinary shares *		The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

* Not for trading, but only in connection with the listing of the American depositary shares on The NASDAQ Stock Market LLC. Each American Depositary Share (“ADS”) represents 15 ordinary shares.

An aggregate of 17,205,438 ordinary shares, par value Singapore dollars $0.02 per share, were issued and outstanding as of March 31, 2025 (excluding 277,720 treasury shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐    No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large-accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large-accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large-accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D 1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐      No ☒

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs (defined below);

●	“ADSs” are to the American depositary shares, each of which represents 15 Ordinary Shares (defined below);

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Fook Hing Trading” are to Fook Hing Group Trading Company Limited, a company with limited liability incorporated in Hong Kong;

●	“Fookhing Zipper” are to Jinjiang Fookhing Zipper Co., Ltd., a company with limited liability organized in the PRC;

●	“Fulong Zipper” are to Jinjiang Fulong Zipper and Weaving Co., Ltd., a company with limited liability organized in the PRC;

●	“Fuxin Electroplating” are to Jinjiang Fuxin Electroplating Co., Ltd., a company with limited liability organized in the PRC;

●	“Fuxing Dress” are to Jinjiang Fuxing Dress Co., Ltd., a company with limited liability organized in the PRC;

●	“Fuxing Group” or “our Group” are to Fuxing China (as defined below) and our subsidiaries, collectively;

●	“Fuxing HK” are to Fuxing China Group Limited (HK), a company with limited liability incorporated in Hong Kong;

●	“HK$” or “HKD” are to the legal currency of Hong Kong;

●	“Jade Star” are to Jade Star Group Holdings Limited, a company incorporated in the British Virgin Islands;

●	“Jianxin Weaving” are to Jinjiang Jianxin Weaving Co., Ltd., a company with limited liability organized in the PRC;

●

“our operating subsidiaries” are to Fulong Zipper, Fookhing Zipper, Fuxing Dress, Fuxing Electroplating, Jianxin Weaving, Xiamen Industrial (defined below) and Xiamen Property (defined below), our wholly-owned subsidiaries organized in the PRC, and Fook Hing Trading, our wholly owned subsidiary incorporated in Hong Kong.

●

“PRC subsidiaries” are to our subsidiaries formed in mainland China, including Fulong Zipper, Fookhing Zipper, Fuxing Dress, Fuxing Electroplating, Jianxin Weaving, Xiamen Industrial (defined below) and Xiamen Property (defined below);

●	”SEC” are to the U.S. Securities and Exchange Commission;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of Fuxing China, par value SGD0.02 per share;

●	“Singapore dollars,” “SGD” and “S$” are to the legal currency of Singapore;

●	“U.S. dollars,” “USD,” and “US$,” are to the legal currency of the United States;

●	“we,” “us,” “our,” “Fuxing China,” or the “Company” are to Fuxing China Group Limited, an exempted company limited by shares incorporated in Bermuda;
●	“Xiamen Industrial” are to Xiamen Fuxing Industrial Co., Ltd., a company with limited liability organized in the PRC; and

●	“Xiamen Property” are to Xiamen Xinfuxing Property Management Co., Ltd., a company with limited liability organized in the PRC.

This annual report on Form 20-F includes our audited consolidated balance sheets as of March 31, 2024 and 2025, the related consolidated statements of income and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2025.  In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. Our business is conducted by our operating subsidiaries in mainland China using Renminbi (“RMB”) and in Hong Kong using Hong Kong Dollar (“HKD”). These dollar references are based on the exchange rate of RMB or HKD to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain RMB and HKD amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report with regard to amounts recorded in our consolidated financial statements:

	March 31,
US$ Exchange Rate	2025	2024	2023
RMB to USD Year End	7.1782	7.0950	6.8676
RMB to USD Average Rate	7.1391	7.1080	6.8516
HKD to USD Year End	7.7785	7.8264	7.8499
HKD to USD Average Rate	7.7925	7.8238	7.8389

With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, the conversion of Singapore dollars into U.S. dollars is based on 0.75; the conversion of RMB to U.S. dollars is based on 0.15; the conversion of HKD to U.S. dollars is based on 0.13.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Doing Business in China

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”) proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or that have substantial operations in emerging markets, including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the Holding Foreign Companies Accountable Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the Holding Foreign Companies Accountable Act, including the identification process and the trading prohibition requirements.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Our auditor, Onestop Assurance PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and is currently subject to inspection by the PCAOB on a regular basis. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission (the “CSRC”) and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”) established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act, if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act. However, the recent developments would add uncertainties to our continued listing and we cannot assure you whether the national securities exchange on which we are listed or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. Furthermore, the Accelerating Holding Foreign Companies Accountable Act, which requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of the operations of our operating subsidiaries in China.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

Changes, application and interpretation with respect to the applicable legal laws, regulations, and economic policies for our PRC subsidiaries, could result in a material change in our operations and/or the value of the securities we are registering for sale.

The PRC legal system is based on written statutes and their legal interpretations by the Standing Committee of the National People’s Congress. Previous court decisions may be cited for reference but have limited precedential value. Since 1979, The China regulatory authority has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new, and due to the limited volume of published cases and their non-binding nature, as China is not a common law country, interpretation and application of these laws and regulations are subject to change. These laws and regulations may be subject to future changes, which could result in a material change in our operations and/or the value of the ADSs. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which have not been promptly and significantly publicized. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the PRC regulatory authority, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, reduce demand for our products, and weaken our competitive position. The PRC regulatory authority has implemented various measures to encourage foreign investment and sustainable economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government supervision over capital investments or changes in tax regulations. In addition, in the past the PRC regulatory authority has implemented certain measures, including interest rate adjustments, to adjust the pace of economic growth. These measures may affect economic activities in China, which may impact our business and operating results.

As of the date of this annual report, we have not received, nor were we denied, permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that we will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

Recent greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

On December 28, 2021, the CAC and other relevant PRC regulatory authority jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On September 24, 2024, the Data Security Regulations were promulgated by the State Council, which came into effect on January 1, 2025 (the “Data Security Regulations”). The Data Security Regulations reiterate and refine the general regulations for cyber data processing activities, rules of personal information protection, important data security protection, cyber data cross-border transfer management, and the responsibilities of online platform service providers. In particular, the Data Security Regulations provide that cyber data processors whose cyber data processing activities affect or may affect national security shall be subject to national security review in accordance with the relevant regulations. However, the Data Security Regulations provide no further explanation or interpretation for the criteria on determining the risks that “affect or may affect national security.”

As of the date of this annual report, neither we nor our operating subsidiaries have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. The Cybersecurity Review Measures became effective on February 15, 2022. If the Security Administration Draft is enacted as proposed in the future, we believe that our operations and continued listing will not be affected by both the Cybersecurity Review Measures and Security Administration, given that: (i) as a company that mainly manufactures and sells zippers, our operating subsidiaries in China are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) our customers are enterprises and we do not have individual customers; as a result, we possess personal data of fewer than one million individual clients in our business operations as of the date of this annual report and do not anticipate that we will be collecting over one million users’ personal information in the near future, which we understand might otherwise subject us to the Cybersecurity Review Measures; and (iii) since we are in the zipper manufacturing industry, data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. However, the relevant PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion stated above. The enforcement as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented will still require further clarification and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect and may have an adverse effect on us, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review in the future. During such review, we may be required to suspend our operating subsidiaries’ operation or experience other disruptions to their operations. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management based on PRC laws.

As an exempted company incorporated under the laws of Bermuda, we conduct a majority of our operations in China and a majority of our assets are located in China. In addition, three of our directors and officers reside in China, including our executive director and chairman of the board of directors, Mr. Qingliang Hong, our chief executive officer, Mr. Shaolin Hong, our Executive Director and Director of Finance and Administration, Mr. Pengyou Hong, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China in accordance with the PRC Civil Procedures Law. It may be difficult for you to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the judicial branch outside the U.S. would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments, nor is there a treaty between China and Bermuda and many other countries and regions for the reciprocal recognition and enforcement of judgments of courts. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision, directly under the provisions of the PRC Civil Procedures Law, may be difficult or impossible. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Due to the lack of reciprocity and treaties between the U.S., on the one hand, and the PRC, on the other hand, and the additional time and cost constraints in order to enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws in the PRC, you may experience difficulties in effecting service of legal process in the U.S. and enforcing civil liabilities in the PRC against us and certain of our directors and officers who reside in the PRC in accordance with the PRC Civil Procedures Law.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Our operating subsidiaries in China have not made adequate social insurance and housing provident fund contributions for all employees as required by PRC regulations, which may subject us to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Labor and Social Welfare-Social Insurance and Housing Provident Funds.” The requirement of social insurance and housing provident fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our operating subsidiaries in China have not made adequate social insurance and housing provident fund contributions for all employees. Our operating subsidiaries in China may be required to make up the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If they fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon our PRC subsidiaries. With respect to housing fund plans, our operating subsidiaries in China may be required to pay and deposit housing provident funds in full and on time within the prescribed time limit. If our operating subsidiaries in China fail to do so, relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit. As of the date of this annual report, our operating subsidiaries in China have not received any notice from local authorities or any claim or request from the employees in this regard. However, if the relevant PRC authorities determine that our operating subsidiaries in China shall be required to make supplemental social insurance and housing fund contributions, or that our operating subsidiaries in China are subject to fines and legal sanctions in relation to their failure to make social insurance and housing fund contributions in full for their employees, their business, financial condition, and results of operations may be adversely affected.

Failure to adapt to changes in laws and regulations governing the zipper manufacturing industry on a timely basis may result in fines, create limitations or uncertainties with respect to our operating subsidiaries’ business activities, make it difficult for them to obtain or maintain the necessary approvals, permits or licenses or render their operations non-compliant, any of which could materially and adversely affect our operating subsidiaries’ business.

The zipper manufacturing market is a fragmented and evolving industry in China, and the laws and regulations governing the industry are still developing. There are substantial uncertainties as to the legal system and the interpretation and implementation of the PRC laws and regulations applicable to the industry.

Any significant changes to the laws, regulations and government policies governing the zipper manufacturing industry could impose substantial costs on us, create limitations or uncertainties regarding the way our operating subsidiaries conduct or expand their business, or affect our rights or obligations under our existing agreements with investors, target companies or other parties as well as the extent to which we can engage in, or charge fees for our business.

We will continue to monitor any new rules in this area to ensure that we remain in compliance with relevant laws and regulations. Any failure to adapt to and other changes in applicable laws, regulations and other government policies on a timely basis may result in fines, restrictions on our operating subsidiaries’ business activities or revocations of approvals, permits or licenses, or render our operating subsidiaries’ operations to be non-compliant, any of which would have a material adverse effect on our business, financial condition and results of operations.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise expose us or our PRC resident shareholders to liabilities or penalties.

On July 4, 2014, the State Administration of Foreign Exchange, or the SAFE, issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Notice 13,” effective in June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by the SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our Company, however, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC subsidiaries may delay or prevent us from using the proceeds of the initial public offering (the “IPO”) to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our operating subsidiaries in China, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or “FIEs,” in China, trans-border shareholder loans to our PRC subsidiaries, Fookhing Zipper, Fulong Zipper, Fuxin Electroplating, Fuxing Dress, Jianxin Weaving and Xiamen Industrial, which are FIEs, are subject to registration with the SAFE or its local branches in advance. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our operating subsidiaries in China. The reason is that there is no statutory limit on the amount of registered capital for our operating subsidiaries in China, and we are allowed to make capital contributions to our operating subsidiaries in China by subscribing for their initial registered capital and increased registered capital, provided that the operating subsidiaries in China complete the relevant filing and registration procedures.

On the other hand, any foreign loan provided by us to our operating subsidiaries in China is required to be registered with the SAFE or its local branches or filed with the SAFE in its information system, and our operating subsidiaries in China may not procure foreign loans which exceed the difference between its total investment amount and registered capital (the “Current Foreign Debt Mechanism”) or, as an alternative, only procure loans subject to the calculation approach and limitations as provided in the People’s Bank of China (“PBOC”) Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or “PBOC Notice No. 9” (the “PBOC Notice No. 9 Mechanism”), which shall not exceed 200% of the net asset of the relevant PRC subsidiaries. According to PBOC Notice No. 9, after a transition period of one year since its promulgation, PBOC and SAFE will determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this annual report, neither PBOC nor SAFE has promulgated and made public any material change to PBOC Notice No. 9. It is uncertain which mechanism will be adopted by PBOC and the SAFE in the future and what statutory limits will be imposed on us when providing loans to our operating subsidiaries in China. Currently, our operating subsidiaries in China have the flexibility to choose between the Current Foreign Debt Mechanism and the PBOC Notice No. 9 Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our operating subsidiaries in China may be significantly limited, which may adversely affect our business, financial condition, and results of operations.

If we seek to make capital contributions to our operating subsidiaries in China or provide any loan to our operating subsidiaries in China in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to use the proceeds of the IPO and to capitalize our operating subsidiaries in China may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or “SAFE Circular 19,” effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or “SAFE Circular 16,” effective on June 9, 2016. SAFE Circular 19 and SAFE Circular 16 allow FIEs to settle their foreign exchange capital at their discretion, but prohibit FIEs from using the RMB fund converted from their foreign exchange capitals for (i) expenditures beyond the enterprise’s business scope or expenditures prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license providing entrusted loans, or repaying loans between non-financial enterprises; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or “SAFE Circular 28,” which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. The use of such RMB capital may not be altered without the SAFE’s approval, and such RMB capital may not, in any case, be used to repay RMB loans if the proceeds of such loans have not been used. As a result, we are required to apply RMB funds converted from the net proceeds we received from the IPO within the respective business scopes of our PRC subsidiaries. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 could potentially limit our ability to use RMB converted from the net proceeds of the IPO to fund the establishment of new entities in China by our operating subsidiaries in China or to invest in or acquire any other PRC companies through our operating subsidiaries in China, which may adversely affect our business, financial condition, and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC regulatory authority changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. Since we sell a majority of the products of our brand partners in the U.S., the fluctuations in exchange rates would have a negative effect on our business and results of operations and financial condition.

Our business is conducted in mainland China and Hong Kong, and our books and records are maintained in RMB and HKD. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, since the ADSs offered by us are offered in U.S. dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the “EIT Law,” that became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the “SAT,” specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management organ of Fuxing China is within the territory of China, Fuxing China may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of the ADSs may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs. Although as of the date of this annual report, Fuxing China has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of PRC taxable assets (including equity interests and real properties of a PRC resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017, which, among others, amended certain provisions in SAT Circular 7 and further clarify the tax payable declaration obligation by non-resident enterprise. Indirect transfer of equity interest and/or real properties in a PRC resident enterprise by their non-PRC holding companies are subject to SAT Circular 7 and SAT Circular 37.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of PRC taxable assets are considered as reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; iii) the percentage in bullet point i) and ii) shall be 100% if over 50% the share value of a foreign enterprise is directly or indirectly derived from PRC real properties. Furthermore, SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers PRC taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority and the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries, and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions, and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are non-PRC resident enterprises, our operating subsidiaries in China may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in Bermuda. We may need dividends and other distributions on equity from our operating subsidiaries in China to satisfy our liquidity requirements. Current PRC regulations permit our operating subsidiaries in China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our operating subsidiaries in China are required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our operating subsidiaries in China may also allocate a portion of its respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at its discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our operating subsidiaries in China to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In response to the persistent capital outflow and Renminbi’s depreciation against U.S. dollar in the fourth quarter of 2016, the PBOC and the SAFE implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or “PBOC Circular 306,” on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The Circular of the State Administration of Foreign Exchange on Further Advancing Foreign Exchange Administration Reform to Enhance Authenticity and Compliance Reviews, promulgated by the SAFE in January 2017, provides for several capital control measures with respect to outbound remittances of profits from domestic entities to offshore entities, including the following: when a bank handles the remittances of profits of an amount exceeding the equivalent of US$50,000 for a domestic entity, the resolutions of the board of directors on profit distributions, the original tax filing forms and the audited financial statements should be verified in accordance with the principle of genuine transaction, and the domestic entity should hold income to account for previous years’ losses before remittances of profits. In addition, the domestic entity is required to make a detailed description of sources and use arrangements of capital, as well as proof of board resolutions, contracts, etc., when completing the registration procedures in connection with an outbound investment. The PRC regulatory authority may continue to strengthen its capital controls, and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our operating subsidiaries in China, and dividends payable by our operating subsidiaries in China to our Hong Kong subsidiary may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Arrangement between the mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement,” a withholding tax rate of 10% may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Xiamen Industrial is wholly-owned by our Hong Kong subsidiary. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our operating subsidiaries’ business operations, the ADSs price, and our reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of the ADSs. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time-consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of the ADSs.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us, and may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with clients in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Prior court decisions are encouraged to be used for reference, but it remains unclear to what extent the prior court decisions may impact the current court rulings, as the encouragement policy is new and there is limited judicial practice in this regard. Since a large number of laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, and regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involve uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We are also subject to the legal and operational risks associated with being based in and having substantially all operations in Mainland China. The operational and legal risks associated with being based in and having operations in China also to the extent applicable apply to operations in Hong Kong and Macau which operate under different sets of laws from those of Mainland China. These risks may result in material changes in operations, or a complete hindrance of our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures (2021 version) was issued, which became effective on February 15, 2022. The Anti-Monopoly Law, which took effect in 2008 and was amended on June 24, 2022, which amendment became effective August 1, 2022, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. As of the date of this annual report, the above regulations have not impacted our ability to conduct the business, accept foreign investments, or list on a U.S. or other foreign exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our overall business and financial outlook.

The Chinese regulatory authorities exert substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of the ADSs to significantly decline or be worthless.

The Chinese regulatory authorities have exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership and may intervene with or control our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC regulatory authorities have recently published new policies that significantly affected certain industries, such as the cryptocurrency industry and the education industry. Even though as of the date of this annual report, we have not been affected by any newly published policies concerning our industry or our business operations that have limited or may limit our business operations to a significant degree, to the extent that the PRC regulatory authorities publish any policies in the future that concern and affect the zipper manufacturing industry that our subsidiaries operate in, the ability of our PRC subsidiaries to continue operating their business or serving their customers in China may be severely restricted. We cannot assure you that government authorities in China will not introduce any enhanced regulation over the industry our PRC subsidiaries operate in that may lead to our inability to operate in China at all. Additionally, the operating subsidiaries’ ability to operate in China may also be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. In any of these events, our PRC subsidiaries’ ability to continue their operations may be significantly impacted, and the value of the ADSs may significantly decline or become worthless. Furthermore, the PRC regulatory authorities have recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us.

We are required to fulfill the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) filing procedures and report relevant information to the CSRC; and, since there is still uncertainty regarding the interpretation and implementation of the new regulations, we cannot assure you that we will be able to complete the filings for our IPO and any future offerings and fully comply with the relevant new rules on a timely basis, if at all.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly and Lawfully Cracking Down Illegal Securities Activities to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Administrative Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which came into force on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Administrative Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises (the “Notice”) and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Administrative Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. The Trial Administrative Measures, together with the Guidance Rules and Notice reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises, and clarified and emphasized several aspects, which include, but are not limited to: (i) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (ii) exemptions from immediate filing requirements for issuers that have already been listed overseas, prior to the date of implementation of the Trial Administrative Measures, or meet the following circumstances at the same time: a) whose application for indirect overseas offering and listing has been approved by the overseas regulators or overseas stock exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained), and b) are not required to re-perform the regulatory procedures with the relevant overseas regulator or overseas stock exchanges, and c) whose overseas offering or listing shall be completed before September 30, 2023, but such issuers shall still be subject to filing procedures if they conduct refinancings or any other filing matters; (iii) a negative list of types of issuers banned from listing or offering overseas, such as issuers under investigation for crimes or major violations of the law, or whose overseas offering and listing may endanger national security, or whose controlling shareholders have been recently convicted of bribery and corruption; (iv) issuers’ compliance with foreign investment, network security, data security, and other national security laws, regulations and relevant provisions; (v) issuers’ filing and reporting obligations, such as an obligation to file with the CSRC after an issuer submits an application for IPO to competent overseas regulators, and an obligation to file with the CSRC after an issuer completes subsequent offerings in the same overseas market and to report to the CSRC on material events including change of control or voluntary or mandatory delisting of the issuer; and (vi) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Administrative Measures, including failure to comply with the filing procedures or filing with materials on false, misleading statements or material omissions. Specifically, pursuant to the Trial Administrative Measures, we are required to file with the CSRC within three business days after submitting the application documents for offering and listing in the U.S., unless we can obtain the exemptions referenced in clause (ii) above. As the Trial Administrative Measures are newly-issued, there remains uncertainty regarding their interpretation and implementation. Therefore, we cannot assure you that we will be able to fully comply with the relevant new rules on a timely basis, if at all. The closing of our IPO is contingent upon our receipt of CSRC approval under the Trial Administrative Measures. On October 7, 2023, we submitted the filing report and related materials to the CSRC in accordance with the requirements of the Trial Administrative Measures, and on May 30, 2024, the CSRC published the notification on its completion of the required filing procedures for the filing. Subsequently, we modified the structure of our offering from an offering of Ordinary Shares to an offering of ADSs. As a result, we re-submitted the filing report with the CSRC on June 9, 2025, to reflect the updated offering structure. As of the date of this annual report, such filing report remains under review by the CSRC.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. We do not believe our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. The Ministry of Commerce or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC regulatory authority to transfer cash or assets.

The transfer of funds and assets among Fuxing China and its subsidiaries in mainland China and Hong Kong is subject to restrictions. The PRC regulatory authority imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may affect the value of your investment and our payment of dividends.” In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax residents. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC regulatory authority to transfer cash or assets.

We rely on dividends and other distributions on equity paid by our operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust their taxable income in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory common reserves, and may stop setting aside such after-tax profits after the aggregate amount of such funds reaches 50% of its registered capital. This portion of such operating subsidiaries’ respective statutory common reserves are prohibited from being distributed to their shareholders as dividends except in the event of liquidation. If the shareholders’ meeting or the board of directors distributes the profits to the shareholders by violating the above-mentioned provisions before the losses are made up and the statutory common reserves are drawn, the profits distributed shall be refunded to the company.

Risks Related to Our Business

We face increasing competition from other manufacturers.

We operate in a competitive environment and are subject to competition from both existing competitors and new market entrants. Competitive factors in our industry include pricing and quality, technical and manufacturing capabilities, resources and production scale, range of products, and management ability.

We face competition from international and domestic zipper manufacturers which may have longer track records and substantially greater financial, technical and marketing positions, enjoy stronger relationships with their suppliers than us and may engage in aggressive pricing strategies to increase their market share. Should our competitors be able to offer a wider range of superior products or services, procure new substitute raw materials at a lower price than us, develop newer manufacturing technologies which may offer lower unit production costs of zipper products, or offer better pricing and/or shorter delivery time, our sales and market share will be adversely affected. As such, there is no assurance that we will be able to remain competitive. Our business and profitability may be adversely affected if the competition intensifies and/or we are unable to match the demands of our customers while our competitors are able to do so.

We are dependent on our relationship with our major customers, with a limited number of customers accounting for a substantial portion of our recent revenues.

We are dependent on our relationships with our major customers and have derived a significant portion of our revenues from our major customers. For the fiscal year ended March 31, 2023, three customers accounted for approximately 16%, 14% and 15% of our total revenue each. For the fiscal year ended March 31, 2024, four customers accounted for approximately 16%, 13%, 11% and 11% of our total revenue each. For the fiscal year ended March 31, 2025, one customer accounted for approximately 18% of our total revenue.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products that will be generated by these customers. In addition, revenues from these major customers may fluctuate from time to time based on the timing of which may be affected by market conditions or other facts, some of which may be outside of our control. If any of these major customers terminates our contracts, such termination would negatively affect our revenues and results of operations.

We generally do not enter into long-term contracts with our customers.

Our revenue is mainly generated on an order-by-order basis as our existing customers do not generally enter into long-term contracts with us. We usually receive orders from our customers two to four weeks prior to the date of delivery. As such, our Group may not experience a continuous and steady source of revenue generated from our business.

In addition, while some of our major customers provide us with their future plans and production forecasts in advance (usually for 12 months in advance) stating that their product requirements and specifications, such information is intended merely to assist us in planning and allocating our resources to meet the potential orders. Our customers can still unilaterally vary and amend these plans without informing us.

Any of the above situations may result in a reduction of our customers’ demand for our products, thereby adversely affecting our profitability and financial performance. There is no guarantee that our customers will continue to give us their orders or that the level of their orders with us will be maintained. If our customers decide to source for similar products and services from other suppliers or reduce their orders with us and we are unable to secure sufficient additional orders to replace these lost and/or replaced orders, our revenue and financial performance will be adversely affected.

We depend on our founding members and other key personnel, and the loss of their services could have a material adverse effect on our business, results of operations and financial condition.

The success of our Company is attributable to the contribution and experience of our key management team, headed by our director and chairman of the board of directors, Mr. Qingliang Hong. He is responsible for implementing overall business strategies and identifying business opportunities. The key management team also includes our Executive Director and Director of Finance and Administration, Mr. Pengyou Hong. Please refer to “Item 6. Directors, Senior Management and Employees” of this annual report for further details of our directors and executive officers. As such, our continued success is dependent on our ability to retain the services of our key management team, which has collectively amassed over 30 years of experience in the zipper manufacturing industry and contributed to the financial and operational aspects of our business. We do not maintain key person life insurance. Our management team currently has no immediate plans to cease providing services to our Company, but our founders and other key personnel are not obligated to remain employed with us. In addition, our other key personnel may leave us in the future, and we cannot predict the impact that the departure of any key personnel will have on our ability to achieve our investment objectives. The loss of the services of any of them could have a material adverse effect on our revenues, net income, and cash flow.

In order to recruit and retain existing and future senior professionals and other key personnel, we may need to increase the level of compensation that we pay to them. Accordingly, as we promote or hire new senior professionals and other key personnel over time or attempt to retain the services of certain of our key personnel, we may increase compensation we pay to these individuals, which could cause our total employee compensation and benefits expense as a percentage of our total revenue to increase and adversely affect our profitability.

We are dependent on the PRC market.

We are dependent on the PRC market, as most of our customers are located in Fujian, Jiangsu and Zhejiang provinces, as well as Shanghai. We anticipate that the PRC market will continue to be a significant sales and production base for our Group in the near future and we are therefore susceptible to the market conditions in the PRC. Any adverse changes in the economic conditions in the PRC will affect consumers’ spending patterns and purchasing power and may negatively impact the demand for our products resulting in our revenue, future performance and profitability being materially and adversely affected.

We are subject to fluctuations in the prices of principal components and raw materials.

The key components and raw materials used in our production and manufacturing processes are zinc, Drawn Texturized Yarn (or “DTY”, a type of polyester filament yarns) and polyester chips. As these materials constitute key components of our manufacturing processes, we are exposed to fluctuations in the prices of such raw materials which may, in turn, have an impact on our production costs. In addition, as DTY and polyester chips are dependent on oil prices, our production costs are subject to fluctuations in oil prices.

For fiscal years 2025, 2024, and 2023 the cost of raw materials accounted for approximately 70%, 69% and 68% of our total cost of goods sold, respectively. As we do not have any long-term arrangements with our suppliers for such key raw materials, there is no assurance that we will be able to obtain the key raw materials at competitive prices in required amounts within the desired timeframes. Market prices of such raw materials may also fluctuate due to changes in the level of global demand and supply. Any substantial increase in the prices of these raw materials is likely to have a material adverse impact on our production costs. In the event of any significant increase in the cost of such raw materials, and should we be unable to pass on such costs to our customers on a timely basis, our profit margins will be materially and adversely affected. In addition, we have made arrangements with certain of our suppliers to order our zinc supply in advance to meet our medium-term needs when we expect the prices of zinc to increase, and payment is made on the then-prevailing prices. To a lesser extent, we also have similar arrangements with our DTY and polyester chips suppliers. As such, we are subject to the fluctuations in the prices of zinc, DTY and polyester chips. In the event that the prices of these raw materials fall below the order price, our profit margins may be materially and adversely affected.

We are exposed to credit risks of our customers. Defaults or delays in payment by customers will adversely affect our financial position and profitability.

We typically grant credit terms of 90 to 120 days to our customers and, based on our experience in fiscal years 2025, 2024 and 2023, our smaller customers typically made payment within 120 days. We are therefore exposed to payment delays and/or defaults by our customers. In addition, this risk increases with, inter alia, the quantum of purchases made by our customers from our operating subsidiaries. For fiscal years 2025, 2024, and 2023, our average trade receivables turnover days were 96 days, 102 days, and 93 days, respectively and our provisions for doubtful debts amounted to US$7,012,000, US$7,360,000 and US$7,574,000, respectively. Any deterioration in the financial position of our customers, and particularly our major customers, may materially or adversely affect our profits and cash flow as these customers may default on their payments to us. We cannot assure you that the risks of default by our customers will not increase in the future or that we will not experience cash flow problems as a result of such defaults. Should these events develop into actual events, our operations and profitability will be adversely affected.

We are subject to risks associated with technological changes.

Our future success depends upon our ability to cater to the changing trends in the zipper and/or apparel industries by developing new products in accordance with our customers’ changing needs. Advances in technology may render our investments in machinery and capital commitment obsolete and our operating subsidiaries may not be able to manufacture products that conform to our customers’ requirements. If our competitors are able to put these advances in technology to better use than us, and are thus able to produce products that can better suit our customers’ changing needs, the demand for our products and our business will be adversely affected.

Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

We receive, process, store and transmit, often electronically, the data of our customers and others, much of which is confidential. Unauthorized access to our computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cyber-security risks increase when we transmit information from one location to another, including over the Internet or other electronic networks. To mitigate these risks, we have taken certain measures, including i) establishing a supply chain security risk assessment mechanism to evaluate the security capabilities of suppliers and third-party service providers, ii) implementing a data isolation mechanism to ensure external organizations will not be able to access sensitive data, iii) enhancing security monitoring and detection, and establishing a swift response mechanism, and iv) strengthening security training and awareness with suppliers and third-party service providers.

Despite the security measures we have implemented, our facilities, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could subject us to civil and criminal penalties, have a negative impact on our reputation, and/or expose us to liability to our customers, third parties or government authorities.As of the date of this annual report, we have not experienced any material cybersecurity risks in our supply chain. However, there is no assurance that we will not experience such cybersecurity risks in the future. Any of these developments could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our products, adversely affect our revenues and harm our competitive position.

Some of our zipper products are manufactured and marketed under our trademark “3F”. In addition, we have registered various intellectual property rights in the PRC, which includes trademarks, invention patents, design patents and utility model patents. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property or prevent piracy will prove to be sufficient. Current or potential competitors may use our intellectual property without our authorization in the development of products that are substantially equivalent or superior to it, which could reduce demand for our products, adversely affect our revenues and harm its competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management’s attention from the operation of our business.

In order to preserve and enforce our intellectual property rights, we may have to resort to litigation against the infringing parties. Such litigation could result in substantial costs and diversion of management resources which may have an adverse effect on our financial performance. Please refer to “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of this annual report for further details of our intellectual property rights.

We are faced with risks associated with expiration of our patents.

Our success has historically been reliant upon our patented zipper technologies. However, a significant number of these patents are set to expire in the near term, exposing us to heightened competition. As of the date of this annual report, we, through our subsidiaries Fookhing Zipper, Fulong Zipper and Fuxing Dress, own 76 valid patents in the PRC, all of which will expire between 2026 and 2044. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” The expiration of patents may result in new entrants to the market, potentially saturating the industry and posing challenges to our market share. Intensified competition could also lead to price erosion, as competitors vie for market share, potentially impacting our profit margins. In response to those risks associated with expiration of our patents, we are committed to ongoing R&D efforts to introduce new and innovative zipper technologies. We believe that this strategy will help us maintain a competitive edge and minimize the impact of imminent patent expirations. However, there is no assurance that our strategies to mitigate such risks will be successfully implemented. The expiration of patents inherently involves uncertainties, and the actual impact on our market position, financial performance, and the competitive landscape may differ from current expectations.

We may face intellectual property infringement claims against us, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business even if the claim is without merit. We cannot assure you that such infringement claims will not be asserted against us in the future. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from, third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

We are required to obtain and/or maintain quality/product certifications for certain markets.

In some countries, certain certifications for products with regard to specifications/quality standards are necessary or preferred in order for these products to be accepted by customers/markets. An example of such a requirement that is applicable to us is the Intertek GRS Certificate (GRS 4.0), which is a mark for certain products to be sold in the international markets. As such, we must be able to obtain and/or maintain the relevant certifications according to our customers’ requirements, so that our customers are able to sell the zipper products which are manufactured by our operating subsidiaries in these markets, including the United Kingdom, Spain, Germany and France. If we are unable to meet and/or maintain the requirements needed to secure or renew such certifications, our product sales may be affected in certain markets, and consequently our financial results may be adversely affected.

We may be affected by disruptions to our production.

Our production facilities and storage warehouses are located at Hangbian Industrial Area, Longhu Town, Jinjiang City, Fujian Province, the PRC. Any disruption in the supply of utilities or loss or damage to our properties, machinery and inventories due to fire, theft and natural disasters such as earthquakes, flood, typhoons or other calamity resulting in significant damage to our production facilities and storage warehouses will severely affect our operations and have a material and adverse impact on our business, operating results and financial position. The occurrence of any of the above events may cause us to stop or suspend our production process and we may not be able to deliver our products to our customers on a timely basis, which would have an adverse impact on our business, financial position and profitability.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business may be adversely affected by instability, disruption or destruction in a geographic region where our operating subsidiaries operate, regardless of cause, including international supply chain disruptions or delays, war, terrorism, riot, civil insurrection or social unrest, and natural or manmade disasters, including famine, flood, fire, earthquake, storm or pandemic events and spread of disease (including the COVID-19 pandemic). Such events may cause our clients to suspend their decisions on purchasing our products, as well as give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our personnel, physical facilities, and operations, which could materially adversely affect our financial results.

Our financial performance could be materially and adversely affected by rising costs associated with inflation and the imposition of U.S. tariffs on imports from China.

Our business operations are sensitive to inflationary pressures, which could result in increased production and operating costs for our subsidiaries in mainland China. In particular, rising prices of raw and auxiliary materials used in the production of zipper sliders and chains — such as rubber thread, nylon fabric, and nylon yarn—could increase our cost of sales. In addition, inflation may drive up labor costs, utility expenses, and transportation charges, all of which could adversely affect our profitability if we are unable to pass these increased costs on to our customers.

Further, our business may be negatively impacted by ongoing geopolitical and trade tensions, including the imposition of tariffs by the United States on goods imported from China. While we primarily sell our zipper products to local manufacturers and trading companies in China, a portion of our products might be exported to overseas markets by third-party trading companies, including the United States. U.S. tariffs on zipper-related products originating from China may lead to higher prices for end customers in the U.S., which could reduce demand for our products or prompt trading partners to source from alternative suppliers located outside of China. These developments could in turn reduce our sales volume or limit our ability to maintain competitive pricing.

The future of these tariff policies and their wider impact on inflation are uncertain. The duration and scope of these measures, as well as potential responses from local manufacturers, trading companies and other countries, could significantly influence our business. We cannot predict the ultimate consequences of these developments, and there is no assurance that we will be able to fully absorb or mitigate the negative financial impacts resulting from increased costs driven by both general inflation and these tariffs.

We are subject to risks of loss of proprietary information.

Our ability to compete successfully and/or to achieve future growth in sales will depend, in part, on our ability to protect our proprietary information relating to our product development, production and marketing of zippers and other related accessories. Our directors and executive officers and all other employees, who may come into possession of such proprietary information including our technical know-how and our customer database in the course of their employment with us, are under an obligation to maintain confidentiality on any such information during their term of employment with us, as well as for a prescribed period after the cessation of their employment. However, there is no assurance that such confidentiality obligations will not be breached. In the event of a disclosure of our proprietary information by any employee in breach of their confidentiality obligations, in particular, where disclosure is made to third parties who may be our competitors or prospective competitors, our ability to compete against such parties may be materially and adversely affected. This would, in turn, have a material adverse impact on our business and profitability as well as our prospects.

We may be exposed to product liability claims.

Our products are sold mainly to manufacturers and trading companies operating in the apparel (including sportswear), shoes, camping equipment, bags including but not limited to handbags, briefcases, luggage and laptop bags, and upholstery furnishings such as beddings and sofa covers. In the event that the products supplied by us do not meet our customers’ product specifications or are defective, their production schedules and unfinished products may be affected, which may, in turn, result in claims being brought against us. We do not have insurance coverage against such product liability claims and we may incur additional costs in any legal proceedings and/or claims which our customers may bring against us. In the event that there are significant claims for product liability made against us, our business operations may be disrupted and our financial results and profitability may be adversely affected. Such product liability claims may also harm our reputation and adversely affect our production process and revenue.

Negative publicity on PRC products may adversely affect our business and profits.

Negative publicity on the safety of products manufactured in the PRC may affect the general demand for goods manufactured in the PRC. Our customers comprise mainly local manufacturers of apparel and footwear products, camping equipment, bags, manufacturers of upholstery furnishings, other zipper manufacturers, as well as trading companies which export our zipper products to overseas markets. Where our customers export their products, demand for their products may be affected by negative publicity bringing about a reduction in the demand for goods manufactured in the PRC. This, in turn, may result in a reduction in the demand for our zipper products, which would adversely affect our business and profits.

The business of our operating subsidiaries is geographically concentrated, which subjects them to greater risks from changes in local or regional conditions.

Our operating subsidiaries are mainly in Jinjiang City, Fujian Province, the PRC. Due to this geographic concentration, its results of operations and financial condition are subject to greater risks from changes in general economic and other conditions, such as:

●	changes in economic conditions and unemployment rates;

●	changes in laws and regulations;

●	changes in competitive environment; and

●

adverse weather conditions and natural disasters (including weather or road conditions that limit access to our office and limit our activities to host events and forums, and visit our clients on a regular basis).

As a result of the geographic concentration of our business, we face a greater risk of a negative impact on our business, financial condition, results of operations, and prospects in the event that Jinjiang City in which most of our operating subsidiaries operate is more severely impacted by any such adverse condition, as compared to other regions.

We may be affected by adverse changes in taxation law, tax treaties and in the practice of tax authorities.

Changes in taxation legislation, tax treaties and in the practice of tax authorities can affect investment behavior which can have the effect of making specific kinds of investment products either more or less attractive to existing or potential investors.

We cannot predict the impact of future changes to tax legislation, tax treaties and the practice of tax authorities on our business or on the attractiveness of our investment projects. Amendments to existing tax legislation (in particular if there is a withdrawal of any available tax relief or an increase in tax rates) and tax treaties or the introduction of new rules and new tax treaties or changes in the practice of tax authorities may affect the investment decisions of either existing or potential investors. Changes from time to time in the interpretation of existing tax laws, amendments to existing tax rates, the introduction of new tax legislation and tax treaties, a change in the interpretation of tax legislation, any change in the practice of enforcement of such legislation or any particular change in our tax treatment could have a material adverse effect on our business, growth prospects, fee income, results of operations and/or financial condition.

Operational risks may disrupt our businesses, result in losses or limit our growth.

We depend on our headquarters in Jinjiang City, Fujian Province, the PRC, where most of our administrative and operations personnel are located, for the continued operation of our business. A disaster or a disruption in the infrastructure that supports our businesses, including our manufacturing facilities, could have a material adverse impact on our ability to continue to operate our business without interruption. Our disaster recovery programs may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses, if at all.

Sustaining our growth will also require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. Due to the fact that the market for hiring talented professionals is competitive, we may not be able to grow at the pace we desire.

Our financial condition, results of operations, and cash flows for 2021 have been adversely affected by COVID-19.

In December 2019, COVID-19 was first identified and on March 11, 2020, the World Health Organization declared COVID-19 a pandemic-the first pandemic caused by a coronavirus. The pandemic resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus.

The COVID-19 pandemic has adversely affected our Group’s business operations. Specifically, significant governmental measures implemented by the PRC regulatory authority, including various stages of lockdowns, closures, quarantines, and travel bans, caused disruptions in transportation of raw materials as well as disruptions in distribution and delivery of our products to customers in 2020 and 2021, which led to a decrease in orders. Our Group recorded improvements in sales and gross profit in fiscal year 2022, compared to fiscal year 2021. This was mainly attributable to the fact that our Group has been constantly automating its manufacturing process progressively to mitigate the cost pressure arising from the increased production costs. Our Group has also improved the quality of its zippers through the automation process, which would eventually translate to higher margin sales orders from new customers. In addition, our Group has been endeavoring to manage its operating costs and is monitoring its receivables and collections closely.

In December 2022, the uncertainty and risk associated with China’s COVID-19 policies and restrictions were significantly mitigated. The PRC regulatory authority unveiled a series of new COVID-related policies to loosen its zero-COVID policy, uplifted the COVID prevention and control measures and provided a clear timetable to re-open the border. As of the date of this annual report our operating subsidiaries are operating normally without any disruption in production and operations.

Although the COVID-19 pandemic seems to have been under relative control in China since May 2020, a resurgence could negatively affect the execution of customer contracts and the collection of customer payments, and the continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. Because of the significant uncertainties that remains concerning the COVID-19 or the spread of new variants, we cannot reasonably estimate the potential for, or the extent of any future business disruption and the related financial impact at this time.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, we may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. Uninsured losses or claims, if they occur, could have a material adverse effect on our reputation, business, results of operations, financial condition, or prospects.

Risks Relating to the ADSs and the Trading Market

There has been no public market for our Ordinary Shares or the ADSs in the U.S. prior to the completion of our IPO, and you may not be able to resell the ADSs at or above the price you pay for them, or at all.

Prior to the completion of our IPO, there has not been a public market for our Ordinary Shares or the ADSs in the U.S. Since September 2007, our Ordinary Shares have been listed on the Mainboard of the Singapore Exchange Securities Trading Limited (the “SGX-ST”). Investors who purchase the ADSs in the IPO may not be able to sell the ADSs at or above the IPO price.

The following factors, in addition to other risks described in this annual report, may have a significant effect on the market price of the ADSs:

●	variations in our operating results;
●	actual or anticipated changes in the estimates of our operating results;

●	changes in stock market analyst recommendations regarding the ADSs, other comparable companies or our industry, generally;

●	currency exchange fluctuations and the denominations in which we conduct business and hold our cash reserves;

●	market conditions in our industry, the industries of our customers and the economy as a whole;

●	actual or expected changes in our growth rates or our competitors’ growth rates;

●	changes in the market valuation of similar companies;

●	the trading volume of the ADSs on The Nasdaq Capital Market;

●	sales of the ADSs by us or our shareholders; and

●	the adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the zipper manufacturing market or the stock market in general experiences a loss of investor confidence, the trading price of the ADSs could decline for reasons unrelated to our business, financial condition or operating results. The trading price of the ADSs might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in the ADSs. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially adversely affect our business, operating results and financial condition.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Ordinary Shares which are represented by your ADSs are voted.

Holders of ADSs will not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights attached to the Ordinary Shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the Ordinary Shares underlying your ADSs. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Ordinary Shares which are represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Ordinary Shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Ordinary Shares represented by your ADSs, unless you cancel the ADSs and withdraw the underlying Ordinary Shares and become the registered holder of such Ordinary Shares prior to the record date for the general meeting. Under our Bye-laws, the minimum notice period required to be given by our Company to our registered shareholders to convene a general meeting will be 14 clear days (or, in respect of a general meeting at which the passing of a special resolution is to be considered, 21 clear days). When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Ordinary Shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our Bye-laws, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Ordinary Shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Ordinary Shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Ordinary Shares underlying your ADSs are voted and you may have no legal remedy if the Ordinary Shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may experience dilution of your holdings, due to your inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings, as a result of the foregoing.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate actions such as a rights offering. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time, if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in The City of New York have jurisdiction to hear and determine claims arising under the deposit agreement and, in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Ordinary Shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if the foregoing jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

In addition, the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by arbitration conducted under the terms described in the deposit agreement, which may include claims arising under the federal securities laws, although the arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or Exchange Act in state or federal courts. The costs associated with arbitration, including arbitrator fees and administrative expenses, may be higher than those of traditional litigation, potentially increasing the overall expenses required to resolve a claim arising under the deposit agreement. Purchasers of ADSs in secondary transactions will be subject to the arbitration provision and jury trial waiver provision to the same extent as purchasers of the ADSs offered in the IPO. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs, or by us or the depositary, of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. The state and federal courts sitting in New York generally respect the contractual decision of the parties to submit their disputes to arbitration and such arbitration provisions are generally enforceable under the U.S. federal laws and the laws of the State of New York, subject to certain exceptions, such as corruption, fraud or undue means. Therefore, we believe that the arbitration provision in the deposit agreement is enforceable under the U.S. federal laws and the laws of the State of New York.

The deposit agreement may be amended or terminated without your consent.

We and the depositary may amend or terminate the deposit agreement without your consent. Such amendment or termination may be done in favor of our Company. Holders of the ADSs, subject to the terms of the deposit agreement, will receive notice in the event of an amendment that prejudices a substantial existing right or a termination. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. The deposit agreement may be terminated at any time upon a prior written notice. Upon the termination of the deposit agreement, our Company will be discharged from all obligations under the deposit agreement, except for our obligations to the depositary thereunder.

Holders or beneficial owners of the ADSs have limited recourse if we or the depositary fail/fails to meet our respective obligations under the deposit agreement.

The deposit agreement expressly limits the obligations and liability of us and the depositary. For example, the depositary is not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the People’s Republic of China, Hong Kong, Bermuda or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our Bye-laws, or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure).

In addition, the depositary and any of its agents also disclaim any liability for (i) any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities or the credit-worthiness of any third party, (iv) any tax consequences that may result from ownership of ADSs, Ordinary Shares or deposited securities, or (v) any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary. These provisions of the deposit agreement will limit the ability of holders or beneficial owners of the ADSs to obtain recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

In preparing our consolidated financial statements as of and for the fiscal years ended March 31, 2025, 2024 and 2023, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board, and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) certain audit adjustments proposed by the auditor and recorded by the Company into the financial statements. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) strengthening corporate governance. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, and the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending March 31, 2026. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company in the U.S., our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Our holding company structure and potential restrictions on the payment of dividends could materially adversely affect our market price.

Fuxing China is a holding company with no direct business operations other than its ownership of the capital stock of its subsidiaries and equity investees. Fuxing China’s principal assets are the equity interests it directly or indirectly holds in its operating subsidiaries. As a holding company, Fuxing China’s ability to pay dividends and meet its other obligations depends upon the amount of distributions, if any, received from its operating subsidiaries and other holdings and investments. Fuxing China’s operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to Fuxing China, including, but not limited to, as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency, and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect Fuxing China’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. Distributions may also be limited from time to time by reason of restrictions protective of the rights of minority shareholders of Fuxing China’s subsidiaries and by reason of the current cash requirements of Fuxing China’s operating subsidiaries. Such restrictions on payments involving entities organized in the PRC could adversely affect our liquidity, our business results and thus, the price of the ADSs.

In addition, we must comply with the provisions of the Companies Act 1981 of Bermuda (the “Bermuda Companies Act”) regulating the payment of dividends and the making of distributions from contributed surplus. Under the Bermuda Companies Act, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company’s assets would thereby be less than its liabilities.

We may need to raise additional funds to support our business operations or to finance future acquisitions, including through the issuance of equity or debt securities, which could have a material adverse effect on our ability to grow our business.

If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents to support our business operations or to finance future acquisitions, we may need raise addition capital through the issuance of debt or equity securities. We may not be able to raise cash in future financing on terms acceptable to us, or at all.

Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of the ADSs. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of the ADSs. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our plans to the extent of available funding, which could harm our ability to grow our business.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or certain of our directors or officers.

We are an exempted company incorporated under the laws of Bermuda. As a result, the rights of holders of our Ordinary Shares will be governed by Bermuda law, our memorandum of association and our bye-laws, as may be amended from time to time (“Bye-laws”). The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. As an ADS holder, you will have the rights of an ADS holder as provided in the deposit agreement. New York law governs the deposit agreement and the ADSs. All of our directors and officers reside outside the United States and our material assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability provisions of the United States securities laws. Additionally, there is uncertainty as to whether the courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Furthermore, we have been advised by our counsel as to the laws of Bermuda, Conyers Dill & Pearman Pte. Ltd. (“Conyers”), that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments of United States courts in civil and commercial matters and that a final judgment for the payment of money rendered by a court in the United States based on civil liability, whether or not predicated solely upon the United States federal securities laws, would, therefore, not be automatically enforceable in Bermuda. We have been advised by Conyers that the courts of Bermuda may recognize as a valid judgment, a final and conclusive judgment in personam obtained in a federal or state court in the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple or punitive damages, taxes or other charges of a like nature or in respect of a fine or penalty) and may give a judgment based thereon, provided that (a) the court which gave the judgment had proper jurisdiction over the parties to such judgment; (b) such court did not contravene the rules of natural justice of Bermuda; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of Bermuda; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and (f) there is due compliance with the correct procedures under the laws of Bermuda.

Our second amended and restated Bye-laws adopted on December 23, 2024 (“Amended and Restated Bye-laws”) restrict shareholders from bringing legal action against our officers and directors.

Our Amended and Restated Bye-laws contain a broad waiver by our shareholders of any claim or right of action such shareholder may have, whether individually or by or in our right, against any of our directors or officers on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his or her duties with or for us; provided that such waiver does not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer. This waiver limits the right of shareholders to assert claims against our directors and officers unless the act or failure to act involves any fraud or dishonesty of such director or officer.

We have provisions in our Amended and Restated Bye-laws that may discourage a change of control.

Our Amended and Restated Bye-laws contain provisions that could delay or prevent a change of control of our Company that a shareholder might consider favorable. These provisions include, among others:

●

subject to the prior approval of our shareholders, our board of directors is permitted to issue any of the authorized but unissued shares and to fix the price, rights, preferences and restrictions of any such shares, provided that, among other things, no shares shall be issued to transfer a controlling interest in the Company without the prior approval of our shareholders in general meeting;

●	provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders;

●

the approval of a majority of not less than three-fourths of the votes cast by our shareholders, being entitled so to do, voting in person or by proxy, is required to effect amendments to our Bye-laws; and

●	the requirement for shareholders wishing to propose a person for election as a director to give the Company advance written notice of nomination of such person for the election of director.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

We will incur substantial increased costs as a result of being a public company in the U.S.

Upon consummation of the IPO, we will incur significant legal, accounting, and other expenses as a public company in the U.S. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the ADSs that is held by non-affiliates exceeds US$700 million as of the end of the second quarter of that fiscal year, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Substantial future sales of the ADSs or the anticipation of future sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. An aggregate of 17,205,438 Ordinary Shares are issued and outstanding (excluding 19,027,720 treasury shares) as of the date of this annual report. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in the ADSs if the market price of the ADSs increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding the ADSs, the price of the ADSs and trading volume could decline.

Any trading market for the ADSs may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs and the trading volume to decline.

Our management has broad discretion to determine how to use the funds raised in the IPO and may use them in ways that may not enhance our results of operations or the price of the ADSs.

We anticipate that we will use the net proceeds from the IPO for working capital and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds from the IPO and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of the ADSs.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. We are not required by the corporate governance practice in our home country, Bermuda, to have a majority of our board of directors consisting of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and, as a result, the level of board oversight on the management of our Company may be less than if a majority of our board consisted of independent directors. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the rules of the Nasdaq Capital Market, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

We will seek to have the ADSs approved for listing on the Nasdaq Capital Market, which will be a condition to our IPO. We cannot assure you that we will be able to maintain those initial listing requirements, even if  the ADSs are listed on the Nasdaq Capital Market, and we cannot assure you that the ADSs will continue to be listed on the Nasdaq Capital Market.. In addition, in order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●

a determination that the ADSs is a “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Ordinary Shares entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares or ADSs to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) except in the case of a transfer to executors, administrators or trustees of the estate of a deceased shareholder, in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed three; (v) the shares transferred are free of any lien in favor of us; and (vi) a fee of such maximum sum as the SGX-ST or Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer of Ordinary Shares, they shall, within one month after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal. The registration of transfers of shares may, after notice has been given by advertisement in an appointed newspaper and in accordance with the requirements of any stock exchange on which our shares or ADSs are listed or by electronic means as may be accepted by such stock exchange(s), be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the ADSs purchased by investors in the public offering. Once the ADSs have been listed on the Nasdaq Capital Market, the legal title to such ADSs trading on the Nasdaq Capital Market remains with the Depository Trust Company (“DTC”). All market transactions with respect to the ADSs are conducted through the DTC systems.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and the ADSs.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the ADSs price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own the ADSs may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●

The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds the ADSs, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. It was determined that we are not a PFIC for the current year. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on the amount of cash we raise in our anticipated IPO, together with any other assets held for the production of passive income, for our 2025 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we are deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company (“PFIC”) Consequence.”

Our Company may become subject to taxes in Bermuda, which could negatively impact our Group’s results of operations.

Bermuda enacted the Corporate Income Tax Act 2023 on December 27, 2023 (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multinational enterprise groups with consolidated annual revenue of at least EUR 750 million in at least two of the four preceding fiscal years. If Bermuda constituent entities of a multinational enterprise group are subject to tax under the CIT Act, such tax is charged at a rate of 15% of the net taxable income of such constituent entities as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). No tax is chargeable under the CIT Act until fiscal years starting on or after January 1, 2025.

Our Company may become subject to taxes on capital gains and/or income in Bermuda under the CIT Act and/or after March 31, 2035, which may have a material adverse effect on our Group’s business, prospects, financial condition or results of operations. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that in the event that any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to our Company or any of its operations, shares, debentures or other obligations until March 31, 2035, except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable in respect of real property owned or leased by our Company in Bermuda. However, a Bermuda constituent entity’s liability for tax pursuant to the CIT Act shall apply notwithstanding any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966. In addition, it cannot be certain that our Company will not be subject to any Bermuda taxes after March 31, 2035.

Legislation enacted in Bermuda as to Economic Substance may affect our operations.

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the “ES Act”) that came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of: banking, insurance, fund management, financing and leasing, headquarters, shipping, distribution and service centre, intellectual property and holding entity. Any entity that must satisfy economic substance requirements but fails to do so may face financial penalties, restriction or regulation of its business activities and/or may be struck off as a registered entity in Bermuda. As the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to predict the nature and effect of these requirements on the Company. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with the requirements under the ES Act. The new economic substance requirements may impact the manner in which our Group operates, which could adversely affect our Group’s business, prospects, financial condition or results of operations.

The price of the ADSs could be subject to rapid and substantial volatility.

As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, the ADSs may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the ADSs. As a result of this volatility, investors may experience losses on their investment in the ADSs. A decline in the market price of the ADSs also could adversely affect our ability to issue additional ADSs or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the ADSs will develop or be sustained. If an active market does not develop, holders of the ADSs may be unable to readily sell the ADSs they hold or may not be able to sell their ADSs at all.

We are traded on more than one market and this may result in price variations and adversely affect the liquidity and value of the ADSs and potentially facilitate market manipulation.

Our Ordinary Shares have traded on the Mainboard of SGX-ST since September 2007, and, assuming our listing application is accepted, the ADSs will be traded on the Nasdaq Capital Market. Trading in the ADSs or Ordinary Shares on these markets takes place in different currencies (U.S. dollars on the Nasdaq Capital Market and Singapore dollars on the SGX-ST), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Singapore). The trading prices of our Ordinary Shares and the ADSs on these two markets may differ due to these and other factors. Any decrease in the price of our Ordinary Shares on the SGX-ST could cause a decrease in the trading price of the ADSs on the Nasdaq Capital Market. Investors could seek to sell or buy our Ordinary Shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Arbitrage can disrupt markets and reduce liquidity. It may facilitate market manipulation and harm long-term shareholders by increasing trading costs and spreading false information. Additionally, it can fragment markets, making it harder for investors to achieve best execution and eroding market efficiency.

We are a “controlled company” within the meaning of Nasdaq rules and we qualify for and may rely on exemptions from certain corporate governance requirements in the future.

As of the date of this annual report, our director, chairman of the board of directors and largest shareholder, Mr. Qingliang Hong, own approximately 58.52% of the aggregate voting power of our issued and outstanding Ordinary Shares. As a result, we are a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

•	a majority of our board of directors consist of independent directors;

•	our director nominees be selected or recommended solely by independent directors; and

•	we have a nominating committee and a remuneration committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq, which could make the ADSs less attractive to investors or otherwise adversely affect the trading price of the ADSs.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

Our operations commenced in December 1993 through our wholly-owned subsidiary Fookhing Zipper in the PRC.  Having identified the potential growth of manufacture and production of zippers in the PRC market, our then non-executive chairman of the board of directors, Mr. Wo Chiu Hung and our current director and chairman of the board of directors, Mr. Qingliang Hong, established Fookhing Zipper in December 1993 as a wholly foreign-owned enterprise in Jinjiang City, Fujian Province, the PRC, which engaged primarily in the production and sale of nylon continuous zipper chains and other related products. In an effort to integrate vertically, Fookhing Zipper commenced production of fabric tape in 1994.

In 1995, our “3F” brand, symbolizing our policy of prioritizing customer satisfaction, service excellence and quality, was established. In the same year, Fuxing Dress was established and was engaged principally in the production and sale of zipper sliders.

Fookhing Zipper and Fuxing Dress expanded their product range to include finished zippers in 1996, plastic zipper chains in 1998 and metal zipper chains in 1999.

In preparation for listing on SGX-ST, we carried out a restructuring exercise from 2005 to 2007, including i) the incorporation of Jade Star on October 6, 2005 in the British Virgin Islands, ii) the acquisition of Fookhing Zipper and Fuxing Dress in 2006 by Jade Star, iii) the incorporation of Fuxing China in Bermuda on October 2, 2006, and iv) the sub-division and increase in authorized share capital of Fuxing China and the acquisition of Jade Star by Fuxing China in 2007. As a result, Fuxing China became the holding company of Jade Star and Jade Star became the holding company of Fookhing Zipper and Fuxing Dress. Following the completion of the restructuring exercise, our holding company Fuxing China applied to list on the Mainboard of the SGX-ST and has been listed on the SGX-ST since September 2007.

In October 2007, Fook Hing Trading was incorporated in Hong Kong as a wholly-owned subsidiary of Jade Star. In 2011, we completed the acquisition of Fulong Zipper, Fuxing Electroplating and Jianxin Weaving in mainland China, after which they became wholly-owned subsidiaries of Jade Star. In 2011, Fuxing HK was incorporated in Hong Kong as a wholly-owned subsidiary of Fuxing China. In 2011, Xiamen Industrial was incorporated as a wholly-owned subsidiary of Fuxing HK, and in 2017, Xiamen Property was incorporated as a 80% owned subsidiary of Xiamen Industrial.

Recent Development

Disposal of Jianxin Weaving

On December 11, 2024, our wholly-owned subsidiary, Jade Star, entered into a conditional Share Transfer Agreement (the “STA”) with Liansheng (Jinjiang) New Materials Group Co., Ltd. (the “Purchaser”), for the disposal of all of the equity interest held by Jade Star in Jianxin Weaving, representing 100% of the total registered and paid up capital of Jianxin Weaving (the “Proposed Disposal”). Pursuant to the STA, the aggregate purchase consideration payable by the Purchaser to Jade Star for the Proposed Disposal is RMB8.8 million in cash, payable by the Purchaser in full to the bank account designated by Jade Star by way of bank remittance. The completion of the Proposed Disposal is conditional on the fulfilment of the following conditions: (a) the delivery of a corporate guarantee by Liansheng (Fujian) Textile Technology Development Co., Ltd. to Jade Star to be also liable in respect of all of the Purchaser’s obligations under the STA; (b) Jade Star and the Purchaser having obtained all authorizations necessary for completion of the Proposed Disposal, including relevant board and shareholders’ resolutions; (c) there being no breach of the representations and warranties given by the Purchaser or Jade Star as set forth in the STA; (d) the approval of Fuxing China’s Board of Directors of the Proposed Disposal; and (e) the approval of Fuxing China’s shareholders of the Proposed Disposal at a general meeting to be convened.

Pursuant to the STA, following completion of the Proposed Disposal, the Purchaser shall ensure and has guaranteed that Jianxin Weaving complies with the following schedule to repay all outstanding debts owed by Jianxin Weaving to the related corporations of Jade Star as at the date of the completion of the Proposed Disposal up to a maximum of RMB40 million (the “Outstanding Debt”):

(a) 30% of the Outstanding Debt within 45 business days from the date of completion of the Proposed Disposal;

(b) 30% of the Outstanding Debt within 90 business days from the date of completion of the Proposed Disposal; and

(c) remaining 40% of the Outstanding Debt within 120 business days from the date of completion of the Proposed Disposal.

Such Outstanding Debt is comprised of interest-free loans and advances extended to Jianxin Weaving by the creditor listed below. The creditor is an indirect wholly-owned subsidiary of the Company.

Name of Creditor	Amount Owed by Jianxin Weaving as of March 31, 2025
Fookhing Zipper	RMB36,994,704
Total

On July 31, 2025 (Singapore time), the shareholders of the Company approved the Proposed Disposal. As of the date of this annual report, the Proposed Disposal has not yet been completed.

Capital Reorganization

On December 23, 2024, the shareholders of the Company approved a capital reorganization to reduce the par value from S$5.00 per share to S$0.02 per share, and to increase the authorized share capital from 40,000,000 shares to 10,000,000,000 shares. This reorganization took effect on December 24, 2024. As of the date of this annual report, our authorized share capital is S$200,000,000 divided into 10,000,000,000 shares, par value of S$0.02 per share. We currently only have one class of shares, namely Ordinary Shares. As of the date of this annual report, 17,205,438 Ordinary Shares are issued and outstanding (excluding 19,027,720 treasury shares).

Corporate Structure

The following chart illustrates our corporate structure as of the date of this annual report.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Information

Our Ordinary Shares have been listed on the Mainboard of SGX-ST since September 2007. Our principal executive office is located at Hangbian Industry Area, Longhu Town, Jinjiang City, Fujian Province, the PRC, and our phone number is +86-595-85287788. Our registered office in Bermuda is at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda, and the phone number of our registered office is +1-441-295-5950. We maintain a corporate website at www.3fzipper.com.The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

Overview

Through our operating subsidiaries in mainland China and Hong Kong, we are principally engaged in the production and sale of zipper sliders and zipper chains, trading of textile raw and auxiliary materials used in zipper production, and provision of zipper processing services in mainland China and Hong Kong. Since our establishment in 1993, Fuxing Group has built up a credible track record and market reputation with a diversified customer base of over 1,800 customers in China, including many renowned brands such as Erke, 361°, BENEUNDER, Peak, WELLENSTEYN, SANMAR, and Lining. We aim to become one of the leading zipper product manufacturers and to achieve recognition for our brand name as a market leader, quality of products and R&D capabilities.

Our zipper products consist mainly of zipper sliders and zipper chains and are widely used in apparel (including sportswear), shoes, camping equipment, bags, such as handbags, briefcases, luggage and laptop bags, and upholstery furnishings, such as bedding and sofa covers. Our products are sold mainly to China local manufacturers of apparel and footwear products, camping equipment, bags, manufacturers of upholstery furnishings, as well as other zipper manufacturers which further process or assemble our zipper products in order to customize these according to their customers’ needs. Some of the zipper products which we sell are manufactured under our “3F” brand name. In addition, we sell to trading companies which export our zipper products to overseas markets, including Australia, European countries, such as Russia, Turkey, Spain, Italy, Poland, Belgium, Greece, Slovenia and Lithuania, and Asian countries, such as South Korea, Thailand, Vietnam and Indonesia.

Our operating subsidiary, Fook Hing Trading in Hong Kong, is primarily engaged in trading of textile raw and auxiliary materials, including rubber thread, nylon fabric and nylon yarn.

Our operating subsidiaries, Fulong Zipper, Fuxin Electroplating and Jianxin Weaving, provide zipper processing services, including color dyeing of fabric tapes for zippers, electroplating services for zipper sliders and manufacturing and sales of dyed yarn.

Our manufacturing facilities are located in Jinjiang City, Fujian Province. Our manufacturing operations are highly integrated, and we have an extensive range of machinery and equipment at our manufacturing premises. Building on our technical knowledge and our manufacturing expertise, we are able to integrate our operations and business to cater to our customers’ needs. We have the ability to manufacture the entire zipper product from mold-making for the production of our zipper sliders to the manufacturing of fabric tape for zipper chains. Our range of manufacturing machinery also enables us to produce our zipper chains and zipper sliders using a wide range of materials, colors, and sizes in accordance with our customers’ requirements. Most of our raw materials are mainly procured from our suppliers located in the Fujian Province.

We accord high priority to quality control during the production processes of our products. Our subsidiary, Fookhing Zipper, was awarded the GB/T 19001-2016/ISO 9001:2015 Quality Management System Certificate, valid through September 2025, by the WSF (北京世标认证中心有限公司), a third-party certification body headquartered in China. Fookhing Zipper was also awarded the GB/T 45001-2020/ISO 45001:2018 Occupational Health and Safety Management System Certificate and GB/T 24001-2016/ISO 14001:2015 Environmental Management System Certificate by the WSF, both valid through September 2025. Fookhing Zipper also holds the GRS Certificate (GRS 4.0), valid through May 2026, evidencing that our products passed the Global Recycled Standard 4.0, issued by Intertek, a multinational assurance, inspection, product testing and certification company headquartered in London, England. Fookhing Zipper is authorized to use the label “STANDARD 100 by OEKO-TEX®”, valid through September 2025, on our zipper products, which is one of the world’s best-known labels for textiles tested for harmful substances, issued by International Association for Research and Testing in the Field of Textile and Leather Ecology, headquartered in Zurich, Switzerland. All our zipper products are manufactured in accordance with the PRC zipper industry standards as set by China National Light Industry Council.

To ensure continual innovation in product quality and improved efficiency, we place strong emphasis on product and technical R&D. As of June 30, 2025, we had an R&D team comprised of 25 members. Our R&D team leader, Mr. Yanming Luo, has more than 20 years of industry experience and is an inventor of 66 valid patents related to zipper design as of June 2025. Please see “Item 4. Information on the Company—B. Business Overview—Research and Product development.”

We generate revenue primarily from three segments, (i) the Zipper Segment, (ii) the Trading Segment, and (iii) the Processing Segment.

Our total revenue decreased from approximately US$106.3 million in the fiscal year ended March 31, 2024 to approximately US$106.0 million in the fiscal year ended March 31, 2025. Our net income turned from a profit of approximately US$1.1 million in the fiscal year ended March 31, 2024, to a net loss of approximately US$0.6 million in the fiscal year ended March 31, 2025. The revenue derived from the Zipper Segment accounted for 54% and 64% of our total revenue for fiscal years ended March 31, 2024 and 2025, respectively. The revenue derived from the Trading Segment accounted for 38% and 28% of our total revenue for the fiscal years ended March 31, 2024 and 2025, respectively. The revenue derived from the Processing Segment accounted for 8% and 8% of our total revenue for the fiscal years ended March 31, 2024 and 2025, respectively.

Our total revenue decreased from approximately US$121.0 million in the fiscal year ended March 31, 2023 to approximately US$106.3 million in the fiscal year ended March 31, 2024. Our net income decreased from approximately US$1.6 million in the fiscal year ended March 31, 2023 to approximately US$1.1 million in the fiscal year ended March 31, 2024. The revenue derived from the Zipper Segment accounted for 54% and 54% of our total revenue for fiscal years ended March 31, 2023 and 2024, respectively. The revenue derived from the Trading Segment accounted for 39% and 38% of our total revenue for the fiscal years ended March 31, 2023 and 2024, respectively. The revenue derived from the Processing Segment accounted for 7% and 8% of our total revenue for the fiscal years ended March 31, 2023 and 2024, respectively.

Our Competitive Strengths

We believe the following competitive strengths contribute to our operating subsidiaries’ success and differentiate them from their competitors:

We believe that we are one of the few vertically integrated players in the PRC zipper industry.

Despite the many players in this highly fragmented zipper market, we believe that we are one of the few vertically integrated players in the PRC. For instance, we have the capabilities to carry out upstream activities, including production of monofilament line, fabric tape and center core thread, and we are also able to assemble finished zippers.

With vertical integration, we are able to reduce our cost of production substantially, achieve higher profit margins and at the same time, ensure consistency in the quality of our products. Furthermore, due to our capability to supply a full range of the zipper materials and components, our customers also include zipper manufacturers like ourselves.

We have an established track record and reputation.

We recognize that an established track record is important in convincing a potential customer of our ability to deliver the products that they require. As such, we have consistently worked towards maintaining and establishing good market reputation and branding in the zipper industry. Our end products are used by renowned brands such as Anta, Septwolves, LiNing, 361°, Samsonite and Northpole China and in their products such as apparel, shoes and bags. We believe that our long-term relationships with our major customers over the years demonstrate our reputation and track record. We have received the “Symbolic Brand of China” (中国标志性品牌) award and the “PRC Top 10 Famous Zipper Brands” (中国拉链十大知名品牌) for our products manufactured under our “3F” label. We believe our established track record has enabled us to gain customers’ confidence in our products, which is evident from our repeat customers over the years.

We are one of the largest zipper manufacturers in the PRC.

We believe that we are one of the largest zipper manufacturers in the PRC in terms of our turnover and scale of operations. According to the Euromonitor Report (2023 edition), our Group ranked the 4th largest zipper manufacturer in mainland China in terms of sales value in 2021. With highly integrated manufacturing facilities, we are able to utilize economies of scale in terms of raw material procurement, production management and brand marketing. Accordingly, we are able to control our costs and price our products competitively.

Our manufacturing scale also ensures that we are able to provide a full range of finished zipper products and various kinds of zipper components, which can be packaged individually including zipper chains made of various materials, “invisible” zipper and waterproof zipper. We also have the ability to customize our zipper products to cater to differing requirements amongst our customers, which we believe adds value to our services.

We place great emphasis on the quality of our products, as well as product and technical R&D.

We have implemented stringent quality control policies and procedures in our manufacturing process to ensure that the final products sold to customers are of good quality. In this regard, as of the date of this annual report, our subsidiary, Fookhing Zipper holds various valid product quality certificates from WSF and Intertek, and is authorized to use the label “STANDARD 100 by OEKO-TEX®” by International Association for Research and Testing in the Field of Textile and Leather Ecology, evidencing our emphasis on the quality of our products. See “Item 4. Information on the Company—B. Business Overview—Quality Assurance.” In addition, our Company places emphasis on using quality components and materials, evident by our stringent screening criteria, where raw materials are only purchased from selected suppliers. To date, we have not received any material claims for defects against our products.

We are committed to investments in R&D to ensure continued innovation in quality and improved efficiency. More importantly, the ability to develop customized products is key for us to adequately meeting our customers’ specific needs and requirements. During the fiscal years ended March 31, 2025, 2024 and 2023, we had a budget of approximately US$0.35 million, US$0.30 million and US$0.30 million for R&D purposes, representing 0.33%, 0.29% and 0.25% of the total revenue of those years, respectively.

As of June 30, 2025, we had a dedicated R&D team comprising 25 members. Our R&D team leader, Mr. Yanming Luo has more than 20 years of industry experience and is an inventor of 66 valid patents related to zipper design as of June 2025. Please see “Item 4. Information on the Company—B. Business Overview—Research and Product Development.”

We employ semi-automated production processes that allow us to be efficient and maintain our quality standards and control our production costs.

We own an extensive range of automated machinery in our production facilities and as such, are able to produce large quantities of zippers or related products quickly and efficiently. We continually seek to improve our production technology and are committed to investing in capital equipment to boost our production capacity.

In manufacturing areas which have yet to be automated, we intend to carry out R&D activities to automate these processes, where possible, in order to shorten product lead time and also reduce costs and risks of manufacturing defects arising from human error. This will also enable us to better monitor product quality and control product operations for improved efficiency and effectiveness.

We have an experienced and capable management team.

Our management team, comprising the directors and the executive officers, has played a very important role in promoting our growth in the past years and is expected to continue to do so in the future. Our key management team is led by our chairman of the board of directors and director, Mr. Qingliang Hong, our CEO, Mr. Shaolin Hong, and our Executive Director and Director of Finance and Administration, Mr. Pengyou Hong, who have collectively amassed over 30 years’ experience in the zipper manufacturing business. This management team has also established strong business relationships with our customers, as reflected in repeat orders received from our customers and have contributed to the financial and operational aspects of our business.

Our Growth Strategies

We intend to pursue the following strategies to grow our business:

Pursue strategic investment and acquisition opportunities

We intend to explore opportunities to collaborate with suitable partners in related fields through strategic alliances such as joint ventures or acquisitions of companies as and when suitable opportunities arise. As of the date of this annual report, we have not identified any specific targets or opportunities.

Currently, we do not plan to use proceeds from the IPO to fund these long-term plans, and have not entered into any binding agreements for any acquisition nor identified any definite acquisition target.

Improve our brand awareness

We believe brand recognition is critical to our ability to attract new customers and retain business collaboration and maintain our relationships with our existing customers. Our promotion and marketing efforts are designed to enhance our brand awareness and reputations among them. We intend to build our in-house brand team to promote a positive workplace culture and increase our brand awareness. We also plan to collaborate with third-party brand consulting firms to help us improve our brand awareness, grow our reputation, and drive potential and recurring customers to our new products. In addition, we intend to promote our brand to a wide audience by participating in international and domestic apparel fairs, and cooperating with top media companies to increase our online presence and reputation.

Expand customer base

We intend to expand our customer base by increasing our market share and strengthening our relationships with quality customers and peer companies. We plan to build strategic partnerships with our peer companies in the zipper industry, improve resource integration, optimize manufacturing resources and make full use of our advantages in the zipper industry. By increasing the number of customers and cooperating with peer companies, we aim to reduce the marginal cost of our zipper products and increase our profits.

Increase R&D efforts and expand our production capacity

We plan to increase our R&D efforts by seeking partnerships with well-established research institutes to enhance the production efficiencies in manufacturing zipper products, which will be used for zipper and zipper component industries. We are committed to enhancing the added value of our products by putting more effort in manufacturing custom zippers. In addition, we plan to expand our production capacity by continuously upgrading our machines to automated machines, and eventually achieve smart and digital manufacturing in our factory.

Recruit top talent

Employees are a key source of our competitive advantage and recruiting top talent is critical to the success of our business. We intend to attract qualified employees by promoting positions through various outlets, capitalizing on our marketing efforts to stand out among peer companies, offering competitive compensation and benefits, and providing comprehensive employee training programs. We believe this approach will boost productivity across our organization and enable us to drive profitability.

Our Products and Services

Zipper Chains and Zipper Slides

Our principal products are zipper chains and zipper sliders, which can also be manufactured on a “made-to-order” basis. We have the manufacturing capabilities to produce varied selections of zipper chains and zipper sliders of assorted materials, colors and sizes.

Products	Common Applications
Nylon zipper chains	Bags, luggage, tents and sleeping bags, apparel, shoes and “invisible” zipper chains mainly used in dresses and skirts

Metal zipper chains	Jeans and jackets

Plastic zipper chains	Sportswear and tents

Zipper sliders	Usually affixed on various types of zipper chains

We produce nylon, metal and plastic zipper chains for our customers in accordance with their requirements. These zipper chains can be sold as continuous zipper chains or as finished zippers, depending on their preferences. Nylon zipper chains are our most popular products due to its lower manufacturing costs and ease of usage as they can be easily affixed to a wide variety of materials. Plastic zipper chains are usually used for sportswear and tents while metallic zipper chains are usually ordered for apparel such as jeans and jackets. Our zipper sliders, on the other hand, are usually manufactured using zinc, which ensures the durability and quality of our zipper sliders. Such zipper sliders can be used together with all three kinds of zipper chains.

The following depiction shows the main components of a finished zipper(1):

Notes:

(1)	The zipper chain excludes the zipper slider, the top stop and bottom stop.

The zipper chain consists of two strips of fabric tape, with parallel rows of specially shaped nylon, metal or plastic teeth, as the case may be, either weaved on or punched onto adjacent edges of a fabric tape, thereby interlocking with each other to provide a firm grip and resulting in a zipper chain. The zipper slider is subsequently affixed such that it moves along the rows of teeth, allowing the teeth to be fastened or separated, depending on the direction of the movement. The zipper pull tab is usually affixed onto the zipper head, to form the zipper slider in order to aid sliding movements along the zipper chain.

Our customers may provide us with product designs and specifications of the zipper products which they require. As and when necessary, we also provide value-added services in the form of design inputs and advice on technical feasibility and costs, to cater to their requirements.

Depending on our customers’ requirements, our zipper chains and zipper sliders can be sold either separately as individual components or assembled as a final product in the form of a finished zipper. Such varying manufacturing methods provides us with the flexibility in sales. Selling our zipper products as separate individual components allows us to make individual sales while selling the finished zippers affords customers the convenience of affixing them directly onto their own products.

In keeping with latest trends and styles, our product range of zipper chains have been expanded to include “invisible” zipper chains, where the teeth of the zippers are stitched in a manner such that the zipper teeth are concealed behind the fabric tape and only a fine seam is visible from the outset. Such “invisible” zipper chains are commonly used in skirts and dresses. We also produce two-way zippers which are suitable for luggage, as the structure of the two-way zipper is such that the opening is closed entirely only when the two zipper sliders are adjacent to each other at any point along the zipper chain. Other variations of zipper products which we produce include, open end zippers, close end zippers, waterproof zippers, zipper sliders with auto lock functions, as well as zipper pull tabs made of zinc that can be coated with different materials such as rubber and polyvinyl chloride (“PVC”).

Production Process

To enhance our competitiveness, we have established highly integrated zipper manufacturing processes, which enable us to manufacture and offer our customers a variety of products ranging from finished zippers to separate zipper components according to their specifications and requirements.

Production of Zipper Chains

Our factories are equipped to produce nylon, metal and plastic zipper chains, with nylon zipper chains forming the bulk of our orders. The following flow chart and descriptions illustrate the main phases involved in the production process of zippers chains.

(a) Sourcing of raw materials

The first step of the zipper chain manufacturing process involves the selection of raw materials, which we purchase from our respective suppliers. The production of nylon zipper chains typically involves the use of Drawn Texturized Yarn (“DTY”, a type of polyester filament yarns) (used for the production of center core thread (中心线) and fabric tape) and polyester chips (used for the production of monofilament lines). Production of plastic zipper chains involves the same raw materials as that of the nylon zipper chains, where DTY is used to produce fabric tape and polyoxymethylene (“POM”, an engineering thermoplastic used in precision parts requiring high stiffness, low friction, and excellent dimensional stability) to manufacture plastic zipper teeth. Raw materials such as copper and DTY are employed in the production of metal zipper chains.

(b)Weaving

Raw materials are used to separately produce the monofilament line, fabric tape and the center core thread which are key components of a nylon zipper chain. The monofilament line is then woven around the center core thread in spiral form, resulting in a coil form, to form nylon zipper teeth. DTY is separately woven to form the fabric tape. The nylon zipper teeth are subsequently sewn onto the fabric tape, thereby fastening the fabric tape and forming the completed nylon zipper chain. The nylon zipper chains can be either sold in this form or processed for color dyeing at the next stage.

For plastic and metal zipper chains, DTY is used to produce a thick center core thread, which aids in the weaving process, to form raw fabric tape. Plastic and metal teeth are only affixed onto the fabric tape at a later stage, after the fabric tape is color dyed.

(c) Color dyeing

In the case of nylon zipper chains, the completed zipper chain itself will be sent to undergo color dyeing processes, whereas only the raw fabric tape will be sent for color dyeing for plastic and metal zipper chains. Color dyeing is carried out in accordance with the color swatches and specifications provided by our customers in order to achieve the desired effect. Such processes are carried out by our subsidiary, Fulong Zipper. Please see “—Zipper Processing Services—Fulong Zipper.”

(d) Integration of plastic / metal teeth

Upon completion of the necessary color dyeing procedures, the dyed raw fabric tape is subsequently redelivered to our factories for further treatment. In the case of plastic zipper chains, two pieces of such fabric tape will be fitted parallel through the plastic injection machine for the integration of the plastic zipper teeth. With the assistance of our automated machinery, plastic zipper teeth are fused at regular intervals onto the raw dyed fabric tape, resulting in a completed plastic zipper chain.

As for metal zipper chains, a single piece of fabric tape is fitted through the metal stamping machinery where copper is set to form rows of metal teeth on the zipper chain at regular intervals. The fabric tape will then be manually assembled to form the metal zipper chain, which will next be transferred to our grinding facilities. Grinding is a manufacturing process unique to the manufacture of the metal zipper chains. The grinding process ensures that the rough edges on the metal zipper chains are smoothened and deburred, while also concurrently provides the metal zipper chains with a shiny finish.

(e) Quality inspection

After each batch of zipper chains is processed, our quality control and assurance department will visually inspect at random for defects and those that do not meet our quality assurance measures and control checks are rejected whereas those which pass the final inspection are either packed and delivered to customers or sent for assembly.

Depending on the orders received, upon passing our quality assurance measures and control checks, the zipper chains may be sold to our customers either as separate zipper accessories or be assembled in our factories to produce finished zipper products. In cases where customers have placed standing orders for zipper chains, only zipper chains which meet our quality control standards will be packed and delivered to our customers. It is only in instances where customers have requested for finished zippers that the completed zipper chain will continue onto the final assembly stages.

Production of Zipper Sliders

The flow chart below illustrates the main stages of the production process for zipper sliders:

(a) Die-casting

The manufacturing process for the zipper slider commences with the separate production of the zipper head and zipper pull tab. The production processes for the zipper head and the zipper pull tab are identical and begins with the injection of molten zinc, under high pressure, into a specially created mold. This molten zinc will solidify rapidly to form a component with the desired shape. The solidified zipper head or zipper pull tab is then automatically extracted from the mold for the next stage of production; the same mold will then be used for production of other identical zipper heads or zipper pull tabs.

(b) Assembly of zipper sliders

The zipper head and zipper pull tab are assembled at this stage, either manually or via machinery, depending on the complexity of designs, with the end product being a zipper slider. The zipper slider can either be sold as an individual component in its raw form or sent for further processing.

(c) Electro-plating / Spray painting

Further processing works comprise either electro-plating or spray painting. Spray painting provides a non-metallic coating for the zipper sliders and is usually carried out in-house as we have the necessary spray painting facilities. Electro-plating, on the other hand, is the process where a metallic coating is applied onto the zipper slider for purposes of providing decorative finishes.

Depending on their needs, customers may also request for further processing works to be conducted on the electro-plated or the spray-painted zipper sliders. Subsequently, these zipper sliders can either be sold as individual components or assembled with completed zipper chains to form finished zipper products.

Assembly of finished zipper

The flow chart below illustrates the main assembly stages for our finished zipper products:

(a) Assembly

Depending on the type of finished zipper required, together with the zipper slider, the top stop and bottom stop will be respectively affixed onto the top and bottom end of the zipper chain at different stages of the assembly process.

(b) Packaging and delivery

After inspection, the finished zippers are packed and delivered to the customers. Depending on delivery schedules supplied by the customers, the process beginning from the receipt of confirmation of sales orders and ending at the stage of final delivery usually ranges between one to two weeks. For larger orders, the finished zippers will usually be delivered to customers in separate batches.

Zipper Processing Services

Our operating subsidiaries, Fulong Zipper, Fuxin Electroplating and Jianxin Weaving, provide zipper processing services, including color dyeing of fabric tapes for zippers, electroplating services for zipper sliders and manufacturing and sales of dyed yarn.

Fulong Zipper

Fulong Zipper operates a bleaching and dyeing factory with more than 140 production employees and 15 laboratory technicians. The laboratory is equipped with advanced equipment such as automatic suction machine and spectrophotometer, which can meet the various dyeing needs of customers. The dyeing workshop has more than 100 dyeing machines and processing supporting equipment. Fulong Zipper provides bleaching and dyeing processing services to Fuxing Group as well as external customers. The external customers of Fulong Zipper are mainly located in Fujian Province.

Fulong Zipper’s bleaching and dyeing factory adopts low bath ratio dyeing technology. The process of bleaching and dyeing is all controlled by computer, including techniques of dark-light contrast and black-white contrast. The equipment in Fulong Zipper’s factory has been updated to the most advanced automatic equipment, using Fuxing Group’s unified Enterprise Resource Planning system (the “ERP system”). For product quality control, Fulong Zipper adopts the International Standardization Organization (the “ISO”) quality system inspection standards, equipping each process with corresponding quality inspectors, in order to meet customer quality needs. Fulong Zipper’s bleaching and dyeing factory mainly processes products, which include the nylon zipper, metal cloth belt, plastic steel cloth belt, and webbing.

The typical dyeing process is as follows:

Fuxin Electroplating

Fuxin Electroplating is located in Donghaiyuan Industrial Zone, Shenhu Town, Jinjiang City and was established in July 2003. Fuxin Electroplating focuses on surface electroplating processing. Fuxin Electroplating has approximately 160 employees and an annual processing output of more than 9,000 tons.

Fuxin Electroplating operates one hanging-plating workshop and one barrel-plating, with equipment supporting both automatic production lines and semi-automatic production lines. The main electroplating colors Fuxin Electroplating process are: nickel, chrome, gun color, gold, bronze, ancient silver, matte nickel, and the colors that are compliant with no-nickel special requirements. Zippers and pull tabs manufactured by Fuxing Group are all electroplated by Fuxin Electroplating.

Jianxin Weaving

Jianxin Weaving commenced production in 2000 and is mainly engaged in dyeing and finishing process of yarn. In October 2005, Jianxin Weaving made equipment updating and process improvements along with other technical transformation and expansion work to its original facility. It eliminated the original low degree of automation, high bath ratio equipment and machinery, and adopted advanced automation control, low bath ratio yarn dyeing and finishing equipment, and high-temperature and high-pressure package dyeing machine. It adjusted from mainly producing nylon buckles and weaving fabrics to comprehensively producing dyed and finished yarn. The annual production increased from 2,800 tons of nylon weaving fabrics per year to 8,000 tons of dyed and finished yarn per year. In 2009, Jianxin Weaving’s dyeing tank equipment was comprehensively upgraded, which increased its dyeing product quality and achieved a more stable annual production. The annual output value of Jianxin Weaving is more than RMB 50 million.

As of the date of this annual report, the business operations of Jianxin Weaving have been winding down over the past few years due to the aging machinery and the high costs involved in the replacement of such machinery. On December 11, 2024, our wholly-owned subsidiary, Jade Star, entered into a conditional Share Transfer Agreement with Liansheng (Jinjiang) New Materials Group Co., Ltd., for the disposal of all of the equity interest held by Jade Star in Jianxin Weaving, representing 100% of the total registered and paid up capital of Jianxin Weaving (the “Proposed Disposal”). As of the date of this annual report, the Proposed Disposal has not yet been completed. Please see “Item 4. Information on the Company—A. History and Development of the Company—Recent Development.”

Trading of Raw and Auxiliary Materials

Our operating subsidiary, Fook Hing Trading in Hong Kong, is primarily engaged in wholesale trading of textile raw and auxiliary materials in the PRC market, such as rubber thread, nylon fabric and nylon yarn. For the fiscal years ended March 31, 2025, 2024 and 2023, the revenue derived from trading of textile raw and auxiliary materials accounted for 28%, 38% and 39% of our total revenue, respectively.

Products

The followings are representative of our major products of textile raw and auxiliary materials:

No.	Product Name and Picture	Product Features
1.	Banda Elastica Indemagliabile	A type of elastic bandage, self-adhesive, breathable and flexible
2.	Power Compression	A type of polyamide fabric with high colorfastness, durable, stretchy, crisp, smooth and soft
3.	Thermoroubaix® DWR T Nero	A type of nylon fabric, durable, resilient, wear-resistant, light-weighted, antimicrobial, wrinkle-resistant, anti-static and pill-resistant
4.	Cotton Yarn/Cotton Fabric	100% cotton, soft, breathable and comfortable
5.	Polyester Fabric	100% polyester, smooth, soft, elastic, wrinkle-resistant, flame-resistant and eco-friendly
6.	Non-Woven Fabric	100% polyester, smooth, light-weighted, breathable, water-proof, flame-resistant, antimicrobial, recyclable and eco-friendly
7.	Nylon Yarn/Nylon Fabric	Synthetic fiber, soft, smooth, wear-resistant, resilient and stretchy
8.	Mesh Cloth	Athletic mesh fabric, highly breathable
9.	Spandex Fabric	Highly Elastic, durable, wrinkle-resistant and quick-dry

Customers

The customers of our wholesale trading service of textile raw and auxiliary materials are manufacturers of finished textile products across the PRC. We sell to a relatively small number of customers. Below is a list of the major customers and the percentages each of them individually accounted for our total trading revenue, during the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

For fiscal year 2025
Golden Sky (Xiamen) Imp.&Exp. Trading Co., Ltd.	18%

For fiscal year 2024
Golden Sky (Xiamen) Imp.&Exp. Trading Co., Ltd.	13%
Jinjiang Yuanfeng Weaving Co., Ltd.	16%
Shishi Lihua Textile Trading Co., Ltd.	11%
Xincheng Dyeing and Weaving (Fujian) Co., Ltd	11%
For fiscal year 2023
Golden Sky(Xiamen) Imp.&Exp. Trading Co., Ltd.	14%
Jinjiang Yuanfeng Weaving Co., Ltd.	13%
Shishi Lihua Textile Trading Co., Ltd.	13%

Although our major customers tend to be recurring, we do not enter into long-term contracts with them and all the orders are placed on an as-needed basis. A loss of any one major customer could impact our operations and profitability adversely.

Suppliers

Our suppliers for textile raw and auxiliary materials are mainly distributors. We source our products from a limited number of suppliers. Below is a list of our major suppliers and the percentages each of them individually accounted for our total purchase, during the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

For fiscal year 2025
Fujian Baikai Textile Chemical Fiber Industry Co., Ltd.	22%
Xiamen Changsheng Technology Co., Ltd.	12%
Heng Yao (Jiangxi) Chemical Fiber Co., Ltd.	11%
For fiscal year 2024
Kaisen International Co., Ltd.	12%
Fuzhou Jabao Textile Co., Ltd	10%
For fiscal year 2023
Kaisen International Co., Ltd.	10%

Typically, we do not enter into long-term contracts with our suppliers. Our orders with our suppliers are placed on an as-needed basis. We believe we will be able to procure textile raw and auxiliary materials from alternative suppliers at similar or better prices, should that become necessary.

Facilities

The following table sets forth the location, use and size of our corporate, distribution, manufacturing and warehouse facilities as of the date of this annual report:

Location	Use	Approximate Square Footage	Term	Rent
Hangbian Industrial Area, Longhu Town, Jinjiang City, Fujian Province, the PRC(1)	Offices, Manufacturing facility, warehouses	633,187.03	Owned	Owned
Donghai’an Development Zone, Shenhu Town, Jinjiang City, Fujian Province, the PRC(1)	Offices, Manufacturing facility, warehouses	646,480.46	Owned	Owned
Workshop 801, 8/F, Hilder Center, 2 Sung Ping Street, Hung Hom, Kowloon, Hong Kong	Office	500.00	On monthly basis	HK$8,000.00
Fuxing International Center, 73 Tainan Road, Siming District, Xiamen City, Fujian Province(2)	Parking Space and Office	71,256.23	Owned (land use right until April 27, 2061)	Owned

(1)

We have various land use rights at Hangbian Industrial Area, Longhu Town and Donghai’an Development Zone, Shenhu Town in Jinjiang City, Fujian Province, the PRC, where our production facilities are located, occupying approximately 1,279,667.49 square feet in total. The expiration dates of those land use rights range from January 31, 2047 to September 5, 2058.

(2)

We partially own an office building Fuxing International Center located at 73 Tainan Road, Siming District, Xiamen City, Fujian Province. As of the date of this annual report, 96% of the office space is leased to third parties, and 4% is used by our subsidiary, Xiamen Industrial.

To further expand our production capacity, we are contemplating constructing a new factory in Jinjiang City, Fujian, China, where our principal executive office is located, with an anticipated floor area of approximately 50,000 square meters. The estimated total cost for this project is RMB384 million, which figure includes expenses for land acquisition, factory construction, supporting facilities and operational funds. We anticipate that the construction will take approximately 18 months to complete and we plan to initiate construction within two years after successfully securing the necessary funding. We plan to use the net proceeds raised in our IPO for the construction of this factory. To the extent that our actual net proceeds are not sufficient to fund the construction, we expect to raise additional capital through equity or debt financing, or sale of underperforming assets.

As of June 30, 2025, our zipper chain production utilizes 400 molding stitching machines, 36 plastic vertical injection machines and rubber molding machines, 24 metal teeth injection machines, 400 fabric tape weaving machines, and our zipper slider production utilizes 45 integrated die-casting machines.

Our zipper chain production capacity is limited by the capacities of the nylon interweave machines, plastic vertical injection machines and metal teeth injection machines as these machines are used for the final stage of the production of nylon, plastic and metal zipper chains, respectively. Our zipper slider production capacity is limited by the capacity of die-casting machines.

Our annual production capacities are derived based on the following assumptions:

●	the production machinery run for 24 hours a day;

●	approximately 330 days a year after deductions of public holidays and stoppages in production due to stock takes and maintenance of machinery; and

●	our present production machinery can produce 41,185,000kg and 5,940,000kg of zipper chains and zipper sliders respectively at full capacity.

Our average utilization rates for our facilities for the last three fiscal years ended March 31, 2023, 2024 and 2025, were as follows:

	Production Capacity (‘000 kg)			Utilization Rate (%)
Product Type	Fiscal Year 2025	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2025	Fiscal Year 2024	Fiscal Year 2023
Zipper chains	40,650	41,800	41,185	83	74	81
Zipper sliders	5,940	4,400	4,290	61	67	77

Quality Assurance

The quality and reliability of our products are essential for our operating subsidiaries’ continued success, we accord high priority to quality control during the production process of our products.

In recognition of our quality assurance efforts, our subsidiary, Fookhing Zipper, was awarded the GB/T 19001-2016/ISO 9001:2015 Quality Management System Certificate, valid through September 2025, by the WSF (北京世标认证中心有限公司), a third-party certification body headquartered in China. Fookhing Zipper was also awarded the GB/T 45001-2020/ISO 45001:2018 Occupational Health and Safety Management System Certificate and GB/T 24001-2016/ISO 14001:2015 Environmental Management System Certificate by the WSF, both valid through September 2025. Fookhing Zipper also holds the GRS Certificate (GRS 4.0), valid through May 2026, evidencing that our products passed the Global Recycled Standard 4.0, issued by Intertek, a multinational assurance, inspection, product testing and certification company headquartered in London, England. Fookhing Zipper is authorized to use the label “STANDARD 100 by OEKO-TEX®”, valid through September 2025, on our zipper products, which is one of the world’s best-known labels for textiles tested for harmful substances, issued by International Association for Research and Testing in the Field of Textile and Leather Ecology, headquartered in Zurich, Switzerland.

Our quality control department oversees our zipper inspection center, which was established to enable our staff to conduct tests on the quality of outgoing products. In addition, our quality control department also deals with production process inspection, final product inspection, quality improvement and acceptance as well as attending to our customers’ suggestions and complaints.

Our quality control procedures include visual inspections on products and inspection carried out with the assistance of measuring and testing tools and equipment on products during and after the manufacturing process. Such inspections are carried out in accordance with international zipper industry standards and ISO9001 compliant standards. Staff members of the quality control department are highly trained for their on-site job requirements. The staff is also provided with copies of our internal quality control manuals to ensure that they are kept updated with our stringent quality assurance requirements. As of June 30, 2025, our quality control department comprised 78 staff members.

We constantly strive to ensure that our products meet the expectations and requirements of our customers by initiating a wide range of quality assurance measures at various stages of our manufacturing processes. Some of the procedures are further elaborated as follows:

Incoming Quality Assurance

In order to ensure that products of the highest quality are delivered to our customers, we place emphasis on the quality of the raw materials procured for production. To achieve this, we carry out a stringent selection process for suppliers of our raw materials. Raw materials are only purchased from suppliers who have passed our internal quality evaluation process, which includes site visits to our suppliers’ factories, market feedback on suppliers and production output results.

Production process quality control inspection

Our operating subsidiaries conduct operational inspections and testing to ensure that each stage of the production process has been duly completed. Production guidelines are provided to the relevant production workers before production commences. Guidelines are also listed in our quality control manuals, copies of which are also made available to the relevant production workers with the aim of ensuring better quality control over the manufactured products. Throughout the entire process, our operating subsidiaries’ production operators, technicians and specific inspectors are tasked to conduct regular visual checks and carry out inspection using measuring and testing tools and equipment on the semi-finished products. Only qualified products are allowed to proceed to the next production stage.

Finished product quality control inspection

Our operating subsidiaries also implement a stress test system, which is randomly carried out on finished products. Our zipper products are subject to a series of stress testing, to ensure that they are durable and can withstand wear and tear according to accepted international industry standards. Our staff also conducts visual inspections of our finished products, where only products which satisfy our customers’ product specifications will be packed and delivered to them. Products which do not pass our quality control requirements will be reported to the quality assurance manager and production managers, who can carry out a series of remedial works, including sending the product for re-dyeing (if the color dyeing was defective), or if they agree that the product is defective in its dimensions, send the product for re-melting. To ensure compliance with PRC quality control standards, our operating subsidiaries’ quality control systems and manufacturing processes are also subject to regular internal audits by quality control staff.

In the event that our products do not meet our customers’ product specifications or are defective, we will undertake such replacement/rectification work as necessary, such as further treatment of the products to meet our customers’ requirements.

During the last three fiscal years ended March 31, 2023, 2024 and 2025, we have not experienced any material claims from our customers for defective or poor-quality products, nor have we experienced any product liability claims from end-users of our products. Our goods return and replacement rate was less than 0.2% over the last three fiscal years.

Inventory Management

Our inventory is comprised of raw materials, works-in-progress and finished products. We conduct a full annual stock-take of our inventory at the end of each fiscal year. We also conduct a stock-take of selected inventory monthly.

We generally maintain a minimum level of raw materials commonly-used in our production process to ensure that we have sufficient raw materials to support approximately 45 days of production. As our products are produced based on our customers’ confirmed orders, our customers generally take delivery when such products are manufactured and packed.

We estimate that, in general, the lead time between receiving an order from a customer until the customer takes delivery of the final product ranges from one to two weeks, depending on the specifications and quantity of the order. For orders which require prototyping, new mold designs to be created, or customers’ approval of the designs and product samples produced thereof, the lead time may be increased to approximately two to three weeks.

Our average inventory turnover days for the last three fiscal years ended March 31, 2023, 2024 and 2025 were as follows:

	Fiscal Year 2023	Fiscal Year 2024	Fiscal Year 2025
Average inventory turnover (days)	38.76	46.72	44.37

Licenses, Awards and Certificates

To lawfully operate our business in the PRC and Hong Kong, our operating subsidiaries have acquired the following licenses as of the date of this annual report:

Subsidiary	License / Permit	Valid Through
Fookhing Zipper	Business License	December 6, 2043
Fookhing Zipper	Receipt of Pollution Discharge Registration for Fixed Pollution Sources(固定污染源排污登记回执)	December 13, 2025
Fulong Zipper	Business License	September 16, 2048
Fulong Zipper	Pollutant Discharge Permit	December 18, 2025
Fuxin Electroplating	Pollutant Discharge Permit	November 20, 2025
Fuxin Electroplating	Business License	July 22, 2033
Fuxing Dress	Business License	January 10, 2045
Fuxing Dress	Receipt of Pollution Discharge Registration for Fixed Pollution Sources(固定污染源排污登记回执)	October 28, 2026
Jianxin Weaving	Pollutant Discharge Permit	December 19, 2025
Jianxin Weaving	Business License	September 11, 2050
Xiamen Industrial	Business License	August 28, 2041
Xiamen Property	Business License	September 26, 2067

As an endorsement of the quality of our products and services, we have been conferred the following awards as of the date of this annual report:

Award	Organization	Date of Conferment
Fujian Provincial Level Enterprise Technology Center (福建省省级企业技术中心)

Fujian Provincial Economic and Trade Commission, Fujian Provincial Department of Science and Technology, Fujian Provincial Department of Finance, State Tax Bureau of Fujian Province, Local Tax Bureau of Fujian Province, Fuzhou Customs and Xiamen Customs

(福建省经济贸易委员会，福建省科学技术厅，福建省财政厅，福建省国家税务局，福建省地方税务局，福州海关，厦门海关)

December 2006
Symbolic Brand of China (中国标志性品牌)	First Chinese Well-Known Trademark Conference (首届中国驰名商标大会)	September 2006
Famous Brands of Fujian Province (福建省著名商标)	Fujian Provincial Famous Brand Certification Committee (福建省著名商标认定委员会)	August 2005
PRC Top 10 Famous Zipper Brands (中国拉链十大知名品牌)	China National Hardware Association (中国五金制品协会)	May 2005
Top 100 Private Enterprises in Quanzhou (泉州市民营企业100强)	CPC Quanzhou Municipal Committee and Quanzhou Municipal People’s Government (中共泉州市委，泉州市人民政府)	December 2003
Best of Fujian Province (福建之最)	Fujian Enterprise Evaluation Centre and Fujian Evaluation Association (福建省企业评价中心，福建省企业评价协会)	June 2003
Provincial Key Township Enterprise (省级重点乡镇企业)	Fujian Provincial Bureau of Township Enterprise (福建省乡镇企业局)	August 2001
National Township Enterprise - Key Enterprise of Creating Famous Brand (全国乡镇企业-创名牌重点企业)	Ministry of Agriculture of the PRC (中华人民共和国农业部)	February 2001
Fujian Province Best-Selling Brand (福建省地产最畅销商品)	Fujian Provincial Statistical Information Service Center (福建统计信息咨询中心)	March 1998
Pace-setting Technologically Advanced Enterprise (科技先导性企业)	Jinjiang Municipal People’s Government (晋江市人民政府)	May 1996

As an endorsement of the quality of the implementation of our manufacturing processes, we have obtained the following certifications as of the date of this annual report:

Certification	Organization	Valid Term
GB/T 19001-2016/ISO 9001:2015 Quality Management System Certificate	World Standards for Certification Center Inc. (北京世标认证中心有限公司)	Until September 1, 2025
GB/T 45001-2020/ISO 45001:2018 Occupational Health and Safety Management System Certificate	World Standards for Certification Center Inc. (北京世标认证中心有限公司)	Until September 1, 2025
GB/T 24001-2016/ISO 14001:2015 Environmental Management System Certificate	World Standards for Certification Center Inc. (北京世标认证中心有限公司)	Until September 1, 2025
STANDARD 100 by OEKO-TEX ® Certificate	OEKO-TEX	Until September 15, 2025
Global Recycled Standard 4.0 (GRS 4.0) Certificate	Intertek	Until May 27, 2025

Sales and Marketing

As of June 30, 2025, our sales and marketing team comprised 99 staff members. Our sales and marketing department is primarily responsible for increasing our market share through acquiring new customers and businesses as well as furthering existing customer relationships through better service support and the provision of after-sales services to our customers. Our team will liaise with customers to update them on our new products as well as follow up with design support to complement our customers’ products. We are also able to generate sales leads through referrals from customers, suppliers and business associates.

Our primary method of penetrating the overseas market is by way of leveraging on local PRC trading companies which will export our zipper products overseas. To the best of our knowledge, our products have been distributed by the local agents which our operating subsidiaries employ, to countries such as Australia, European countries, such as Russia, Turkey, Spain, Italy, Poland, Belgium, Greece, Slovenia and Lithuania, and Asian countries, such as South Korea, Thailand, Vietnam and Indonesia. In the PRC, we have sales personnel stationed in our branch in Xiamen City, Fujian Province, the PRC, where we showcase our products to potential customers. Our sales personnel also periodically travel to various provinces such as the Fujian, Jiangsu and Zhejiang provinces, as well as Shanghai, where our existing and potential customers are located, in order to understand their needs for new orders, obtain their feedback regarding our products, as well as to familiarize ourselves with the market trend and consumer preference. We also regularly invite our existing and potential customers to our manufacturing facilities for visits as we believe that such visits enable our customers to better understand our production processes and operations to provide us with feedback on our products.

We believe that maintaining good relationships with our existing customers will allow us to market our products to meet their evolving demands. We carry out the following marketing activities to acquire new customers and to promote our products to existing customers:

Direct Marketing

Our sales team conducts direct marketing pitches to potential and existing customers, and also updates our existing and potential customers and end-customers about our new products by sending them sample products on a regular basis.

Advertising and media publicity

We have our own website www.3fzipper.com for the promotion of our products and services. While we do not accept online orders, customers are able to browse our range of products online and contact us directly for their needs.

We advertise through Business-to-Business websites such as “Alibaba” and http://ttnet.net which enables us to reach a wider audience and raise our profile as an international manufacturer of quality zippers and other related accessories. We also advertise our products and services via billboard advertisements, which are placed along highways, industry magazines such as fashion fabrics trade information, China Zipper, published by the China National Hardware Association Zipper Branch, Fujian Zipper, published by the Fujian Zipper Association, and business magazines such as Quanzhou Business Guide. In addition, we produce a catalog of our entire product line biannually, copies of which are disseminated to our existing and potential customers in order to update them as to our new and existing products.

Trade Fairs and Exhibitions

As part of our marketing strategy, we actively participate in relevant trade fairs and exhibitions held in the PRC, such as Guangzhou and Shanghai. This allows us to maintain contact with our existing customers and provide them with updates to our new products, as well as to promote our products to potential buyers who may prefer to handle, see and test our zipper products before placing their orders with us. Some of the trade fairs and exhibitions that we have participated in are as follows:

Date	Event	Location
September 2020	Intertextile Shanghai Apparel Fabrics - Autumn Edition	Shanghai
October 2021	Intertextile Shanghai Apparel Fabrics - Autumn Edition	Shanghai
February 2023	ISPO Beijing	Beijing
March 2023	Intertextile Shanghai Apparel Fabrics - Spring/Summer Edition	Shanghai
April 2023	Vietnam International Textile and Garment Industry Exhibition	Ho Chi Minh
May 2023	China Import and Export Fair (Canton Fair)	Guangzhou
August 2023	Intertextile Shanghai Apparel Fabrics - Autumn/Winter Edition	Shanghai
September 2023	Russian Textile Exhibition	Moscow
October 2023	China Import and Export Fair (Canton Fair)	Guangzhou
March 2024	Intertextile Shanghai Apparel Fabrics - Spring/Summer Edition	Shanghai
April 2024	Hong Kong Fashion Instyle	Hong Kong
June 2024	ISPO Shanghai 2024	Shanghai
August 2024	Intertextile Shanghai Apparel Fabrics - Autumn /Winter Edition	Shanghai
September 2024	ISPO Nanjing Edition 2024	Nanjing

Through attending these exhibitions, we have developed business contacts, which have enabled us to expand our customer base and grow our business. Through these exhibitions, we have also been able to create a more prominent profile, identify potential customers and keep ourselves updated on the prevailing product and industry trends.

Research and Product Development

We believe that we must be able to adapt to our customers’ expectations and market changes to be competitive in the rapidly changing environment. Previously, our R&D activities were carried out by our technical department, which was responsible for improving and upgrading the designs of our zippers and zipper components and enhancing and developing our manufacturing processes to suit our manufacturing needs. In December 2006, we established an R&D facility with an aim to strengthen our new product and technical development processes in order to increase our competitiveness. We applied to the government authorities and the R&D facility was subsequently certified as a “Fujian Provincial Level Enterprise Technology Center” (福建省省级技术企业中心) on December 13, 2006, jointly, by the Fujian Province Economic and Trade Commission, Department of Science and Technology of Fujian Province, Department of Finance of Fujian Province, State Tax Bureau of Fujian Province, Local Tax Bureau of Fujian Province, Fuzhou Customs and Xiamen Customs.

As of June 30, 2025, we had a team of 25 full time R&D staff, led by Mr. Yanming Luo, who has more than 20 years of industry experience and was the inventor of 66 valid patents related to zipper design as of June 2025. For the last three fiscal years ended March 31, 2023, 2024 and 2025, the amount of expenditures incurred in relation to R&D totaled RMB1,988,000 (approximately US$298,200), RMB2,028,000 (approximately US$304,200) and RMB2,347,381 (approximately US$352,107), respectively, which comprise mainly salaries of staff belonging to our technical department.

Our R&D team focuses mainly on the design and development of new products, product modifications and improvements in production processes. The R&D team also actively seeks to improve our existing product line and constantly explores new and cost-effective methods of designing and manufacturing our products. Our staff also conducts market research, from time to time, where it seeks to obtain information on the latest trends and developments in the zipper industry, in order to ensure that we keep abreast with market trends. In addition, the R&D team is also involved with developing software products appropriate for the zipper industry, for our internal use. As of the date of this annual report, we, through our subsidiaries, Fookhing Zipper, Fulong Zipper and Fuxing Dress, have registered 76 valid patents with China National Intellectual Property Administration in the PRC.

Competition

Our current operations are mainly focused on the PRC, and we estimate that there are currently approximately 2,000 zipper manufacturers operating in this highly-fragmented market, with a large majority of these manufacturers being small to medium-sized operators.

We believe that our competitive strengths, as set out under “Business-Our Competitive Strengths” of this annual report, set us apart from our existing and potential competitors. We believe that improving our production efficiency and seizing market opportunities will consolidate our market position and market share in the industry. We believe that our record for quality products and reputation for good service have gained the confidence of our customers.

Employees

We and our operating subsidiaries had 1,161, 1,096, and 1,177 full-time employees as of March 31, 2025, 2024, and 2023, respectively. The following table sets forth the numbers of our full-time employees categorized by function as of June 30, 2025.

Function:	Number
Management	32
Finance	21
Research & Development	25
Marketing and Sales	99
Quality Control	78
Production	810
General and Administration	96
Total	1,161

As required by applicable laws and regulations in China, our operating subsidiaries in China participate in various employee benefits plans that are organized by municipal and provincial governments, including, among other things, housing fund, pension, medical insurance and unemployment insurance. Our operating subsidiaries in China are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of their employees, up to a maximum amount specified by the local government from time to time.

Our operating subsidiaries typically enter into standard employment, confidentiality and non-compete agreements with their senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with them, directly or indirectly, during his or her employment and for two years after the termination of his or her employment.

We believe that our operating subsidiaries maintain a good working relationship with their employees, and they have not experienced any labor disputes. None of their employees is represented by labor unions.

Intellectual Property

We regard our trademarks, domain names, patents and similar intellectual property as critical to our success. We rely on a combination of copyright and trademark law, and confidentiality agreements with employees to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

Patents

As of the date of this annual report, our subsidiaries, Fookhing Zipper, Fulong Zipper and Fuxing Dress, collectively own 76 valid patents in the PRC. The table below sets forth the expiration year and the associated number of patents.

No. of Patents	Expiration year
2	2026
7	2027
4	2028
1	2029
8	2030
3	2031
11	2032
21	2033
3	2034
1	2035
2	2036
3	2037
3	2038
2	2039
1	2043
4	2044

Trademarks

Through our subsidiary Fookhing Zipper, we have 6 registered trademarks in the PRC. Our zipper products primarily fall within Class 26, Lace and Embroidery, as per the International Classification of Goods and Services (the Nice Classification). We have successfully obtained the 3F trademark within this classification. The following table sets forth the details of our registered trademarks:

No.	Description	Class	Registration / Application No.	Registered proprietor / Applicant	Registration / Application Date	Status	Expiry date
1.		18 Leather Bags	7863824	Fookhing Zipper	Registration 4/21/2011- Application 11/26/2009	Registered	4/20/2031
2.		23 Textile Yarn	7863874	Fookhing Zipper	Registration 12/14/2010- Application 11/26/2009	Registered	12/13/2030
3.		26 Lace Accessories	4485126	Fookhing Zipper	Registration 10/28/2008- Application 1/27/2005	Registered	10/27/2028
4.		26 Lace Accessories	31418813	Fookhing Zipper	Registration 03/14/2019- Application 06/05/2018	Registered	03/13/2029
5.		27 Carpet Mat	7863977	Fookhing Zipper	Registration 2/7/2011- Application 11/26/2009	Registered	02/06/2031
6.		22 Rope Mesh Bags and Awnings	7863845	Fookhing Zipper	Registration 12/14/2010- Application 11/26/2009	Registered	12/13/2030

Domain names

As of the date of this annual report, we have registered one domain name relating to our business, namely 3fzipper.com, in the PRC.

Seasonality

Our operating subsidiaries currently do not experience seasonality in their operations.

Insurance

We and our operating subsidiaries, maintain certain insurance policies to safeguard us against risks and unexpected events. For example, our operating subsidiaries in China provides social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for their employees in compliance with applicable PRC laws. Our holding company Fuxing China also maintains a Commercial Management Liability Insurance for our directors and officers, effective until December 8, 2025. During the fiscal years ended March 31, 2023, 2024 and 2025, we and our operating subsidiaries did not make any material insurance claims in relation to our business.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may, from time to time, be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulations

Overview of the Laws and Regulations Relating to Our Business and Operations in Mainland China

Regulations on Company Establishment and Foreign Investment

Company Law

The establishment, operation and management of companies in China is governed by the Companies Law of the People’s Republic of China (the “PRC Company Law”), which was passed by the Standing Committee of the National People’s Congress, or the SCNPC, on December 29, 1993 and came into effect on July 1, 1994 and was recently amended on December 29, 2023, with such amendment taking effect on July 1, 2024. In light of the PRC Company Law, companies established in the PRC are either in the form of a limited liability company or a joint stock company. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies, unless otherwise provided in the relevant foreign investment laws and regulations.

All our operating subsidiaries in China were established as limited liability companies and are governed by the PRC Company Law. As of the date of this annual report, all of our PRC subsidiaries are in compliance with the PRC Company Law in all material aspects.

Foreign Investment Law

On March 15, 2019, the National People’s Congress, or the NPC, adopted the Foreign Investment Law of the People’s Republic of China (the “PRC Foreign Investment Law”), which became effective on January 1, 2020 and replaced the three old rules on foreign investment in China, namely, the Law on Sino-Foreign Equity Joint Ventures of the People’s Republic of China, the Law on Sino-Foreign Cooperative Joint Ventures of the People’s Republic of China, and the Law on Wholly Foreign-Owned Enterprises of the People’s Republic of China, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition. According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investor”) within China, and “investment activities” include the following activities: (i) a foreign investor, individually or together with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or together with other investors, invests in a new construction project within China; and (iv) investments in other means as provided by the laws, administrative regulations or the State Council.

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with relevant provisions on labor protection.

We are a foreign investor under the PRC Foreign Investment Law. All our investment activities within China, including future investment within China, are governed by the PRC Foreign Investment Law. As of the date of this annual report, we are in compliance with the PRC Foreign Investment Law in all material aspects.

Regulations Related to Foreign Investment

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarify that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), or the 2024 Negative List, promulgated by the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM, on September 6, 2024 and took effect on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalogue, promulgated by the MOFCOM on October 26, 2022 and took effect on January 1, 2023. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. The plastics and chemical industries are not on the Negative List and therefore we are not subject to any restriction or limitation on foreign ownership.

On December 30, 2019, the MOFCOM and State Administration for Market Regulation, or the SAMR, jointly promulgated Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department through Enterprise Registration System and National Enterprise Credit Information Notification System.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law, or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or organizational structure in accordance with the laws and go through the applicable registrations for changes, the relevant administration for market regulation shall not handle other registrations for such foreign-invested enterprise and shall publicize the relevant circumstances. However, after the organizational forms or organizational structures of a foreign-invested enterprise have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process such matters as the equity interest transfer, the distribution of income or surplus assets as agreed by the parties in the relevant contracts.

As of the date of this annual report and to the best of our knowledge, all of our operating subsidiaries in China are in the industries permitted by PRC regulations relating to foreign investment. No business scope of any of our operating subsidiaries in China falls into the aforementioned Negative List.

M&A Rules

According to the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors jointly issued by the MOFCOM, the State Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, or the SAT, the State Administration for Industry and Commerce (now known as the SAMR), the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or the SAFE, on August 8, 2006 and amended by the MOFCOM on June 22, 2009, among other things, (i) the purchase of an equity interest or subscription to the increase in the registered capital of non-foreign-invested enterprises, (ii) the establishment of foreign-invested enterprises to purchase and operate the assets of non-foreign-invested enterprises, or (iii) the purchase of the assets of non-foreign-invested enterprises and the use of such assets to establish foreign-invested enterprises to operate such assets, in each case, by foreign investors shall be subject to the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors. Particularly, an application shall be made for examination and approval of the acquisition of any company in China affiliating to a domestic company, enterprise or natural person, which is made in the name of an overseas company established or controlled by such domestic company, enterprise or natural person.

We acquired 100% stake in Fuxin Electroplating and applied for permission from PRC authorities according to the M&A Rules in May, 2011. The competent PRC authorities granted permission to our application in August, 2011. Therefore, Fuxin Electroplating was transformed from a PRC domestic company to a foreign invested enterprise.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly and Lawfully Cracking Down Illegal Securities Activities, which steps-up scrutiny of overseas listings by companies and calls for strengthening cooperation in cross-border regulation, improving relevant laws and regulations on cyber security, cross-border data transmission and confidential information management, including the confidentiality requirement and file management related to the issuance and listing of securities overseas, enforcing the primary responsibility of the enterprises for information security of China based overseas listed companies and promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Furthermore, establishing and improving a system of extraterritorial application of laws in the capital market are also mentioned, judicial interpretations and supporting rules for extraterritorial application provisions of the Securities Law shall be formulated as soon as possible.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Administrative Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list overseas must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures, which came into force on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Administrative Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises (the “Notice”) and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Administrative Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Compared to the Draft Administrative Provisions and the Draft Filing Measures, the Trial Administrative Measures, together with the Guidance Rules and Notice, furthered clarified and emphasized several aspects, including: (i) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (ii) exemptions from immediate filing requirements for issuers that have already been listed overseas, prior to the date of implementation of the Trial Administrative Measures, or meet the following circumstances at the same time: a) whose application for indirect overseas offering and listing has been approved by the overseas regulator or overseas stock exchange, such as the U.S. market has agreed to the effective registration, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulator or overseas stock exchange, and c) whose overseas offering or listing shall be completed before September 30, 2023, but such issuers shall still be subject to filing procedures if they conduct refinancings or any other filing matters; (iii) a negative list of types of issuers banned from listing or offering overseas, such as issuers under investigation for crimes or major violations of the law, or whose overseas offering and listing may endanger national security, or whose controlling shareholders have been recently convicted of bribery and corruption; (iv) issuers’ compliance with foreign investment, network security, data security, and other national security laws, regulations and relevant provisions; (v) issuers’ filing and reporting obligations, such as an obligation to file with the CSRC after an issuer submits an application for IPO to competent overseas regulators, and an obligation to file with the CSRC after an issuer completes subsequent offerings in the same overseas market and to report to the CSRC on material events including change of control or voluntary or mandatory delisting of the issuer; and (vi) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Administrative Measures, including failure to comply with the filing procedures or filing with materials on false, misleading statements or material omissions.

Upon implementation of the Trial Administrative Measures, as a company to get listed on Nasdaq, we are required to fulfill the filling procedures and report relevant information to the CSRC. As the Trial Administrative Measures are newly issued, there remains some uncertainty as to how they will be interpreted or implemented. Therefore, we cannot guarantee you that we will be able to complete the fillings for any future offerings and fully comply with the relevant new rules in a timely manner, if at all.

Regulations Related to Zipper Manufacturing Business

Regulations on environmental protection

Pursuant to the Environmental Protection Law of the People’s Republic of China (the “PRC Environmental Protection Law”) promulgated by the SCNPC on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the PRC Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Tort Law of the People’s Republic of China. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Enterprises’ production and construction are also regulated by the Law of the People’s Republic of China on the Prevention and Control of Environmental Pollution Caused by Solid Wastes, which was promulgated on October 30, 1995 and recently amended on April 29, 2020, effective on September 1, 2020. Entities discharging industrial solid wastes are obliged to establish and perfect the responsibility system for the prevention and control of environmental pollution and to adopt treatment on industrial solid wastes to reduce or control environmental pollution. The PRC regulatory authority has in place an industrial solid waste declaration and registration system. Enterprises and public institutions shall make use of industrial solid wastes produced thereby pursuant to economic and technical conditions; for those industrial solid wastes that will not or cannot be utilized temporarily, enterprises and public institutions shall, in accordance with the regulations of the environmental protection administrative department of the State Council, build facilities and sites for their safe and classified storage or carry out harmless treatment for them. It is prohibited to close down, leave idle or dismantle, without approval, facilities or places for the prevention and control of environmental pollution by industrial solid wastes. In addition, across the transfer of hazardous waste, shall apply to the provincial ecological environment department.

As advised by our PRC counsel, as of the date of this annual report, our PRC subsidiaries have not violated, nor have they received any notice of any violations of any environmental rules and regulations that would adversely affect our operation.

Regulations on production safety

On June 29,2002, the SCNPC passed the “Production Safety Law of the People’s Republic of China”, which was amended three times in August 2009, August 2014, and June 2021. The “Production Safety Law” clarifies that companies should strengthen safety production management, establish and improve all-employee safety production responsibility systems and safety production rules and regulations, increase safety production funds, materials, technology, and staff input, and improve safe production conditions. The State implements a system of investigating the responsibility for production safety accidents.

According to the Special Equipment Safety Law of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress on June 29, 2013 and implemented on January 1, 2014, enterprises manufacturing or using special equipment shall establish and strive to improve the safety and energy-saving management system and safety and energy-saving responsibility system for special equipment. Special equipment refers to boilers, pressure vessels (including gas cylinders), pressure pipelines, elevators, lifting appliances, passenger ropeways, large amusement facilities, and special vehicles used in the factory, which involve a high degree of safety risks. An enterprise can only use special equipment if it has a production permit and has passed a quality examination; and is prohibited to use special equipment reported as useless or eliminated by the State. The above law also provides that enterprises using special equipment shall prepare and keep safety technology files for their special equipment.

As advised by our PRC counsel, as of the date of this annual report, our PRC subsidiaries have not violated, nor have they received any notifications of any violations of, any production safety rules and regulations that would adversely affect our operation.

Regulations on product quality

The Product Quality Law of the People’s Republic of China, or the Product Quality Law, which was promulgated by the SCNPC in February 1993 and most recently amended in December 2018, applies to all production and sale activities in China. Pursuant to the Product Quality Law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the supplier of the product. If the supplier pays compensation and it is the manufacturer that should bear the liability, the supplier has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the supplier that should bear the liability, the manufacturer has a right of recourse against the supplier.

As advised by our PRC counsel, as of the date of this annual report, our PRC subsidiaries have not violated, nor have they received any notifications of any violations of, any product quality rules and regulations that would adversely affect our operation.

Regulations on Import and Export of Goods or Technologies

Pursuant to the Foreign Trade Law of the People’s Republic of China (the “PRC Foreign Trade Law”) promulgated by the SCNPC on May 12, 1994 and last amended on November 7, 2016, foreign trade dealers who are engaged in the import or export of goods or technologies shall register with the competent authority responsible for foreign trade under the State Council or its authorized bodies unless such registration is not required under the laws, administrative regulations and the provisions of the competent department of foreign trade under the State Council. Where a foreign trade dealer fails to register as required, the customs will not process the procedures of declaration and clearance of the imported or exported goods.

Under the PRC Foreign Trade Law, and the Measures for the Record-Filing and Registration of Foreign Trade Operators promulgated by the MOFCOM on 25 June 2004, and most recently amended on May 10, 2021, foreign trade operators which engage in the import and export of goods shall go through the record-filing and registration with the MOFCOM or an authority authorized by the MOFCOM, unless laws, administrative regulations and rules of the MOFCOM provide that it is unnecessary to go through such formalities. If foreign trade operators fail to go through the formalities for record-filing and registration in accordance with relevant provisions, the PRC customs authority shall refuse to handle the declaration and clearance formalities of their imports and exports.

Pursuant to the Administrative Provisions of the Customs of the People’s Republic of China on Record-filing of Customs Declaration Entities promulgated by the General Administration of Customs on November 19, 2021 and became effective on January 1, 2022, a consignor or consignee of imported and exported goods shall go through customs declaration entity record-filing formalities with the competent customs in accordance with the applicable provisions. Customs declaration entities may handle customs declarations business within the customs territory of the PRC.

Pursuant to the Customs Law of the People’s Republic of China promulgated by the SCNPC on January 22, 1987 and last amended on April 29, 2021, unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with the laws.

The Regulations on Import and Export Duties of the People’s Republic of China, promulgated by the State Council on November 23, 2003, amended on January 8, 2011, December 7, 2013, February 6, 2016 and March 1, 2017, and became effective as from March 1, 2017, further stipulated that, unless otherwise provided by the relevant laws and regulations, goods permitted to be imported into or exported out of China shall be subject to payment of customs duties. The consignees of imported goods, consigners of exported goods or owners of inward articles shall undertake the obligation of the payment of customs duties. The State Council also promulgated implementation rules and tariff schedules to regulate the items and rates of the customs duties.

According to the Import and Export Commodity Inspection Law of the People’s Republic of China promulgated by the SCNPC on February 21, 1989 and most recently amended on April 29, 2021 and its implementation rules, the imported and exported goods that are subject to compulsory inspection listed in the catalog compiled by the import and export commodity inspection department established by the State Council shall be inspected by the commodity inspection organizations, and the imported and exported goods that are not subject to statutory inspection shall be subject to random inspection. Consignees and consignors or their entrusted customs brokers may apply for inspection to the goods inspection authorities.

Our subsidiaries Fookhing Zipper and Fuxing Dress, as the consignors of import and export goods, have been registered in accordance with relevant regulations.

Regulations Related to Realty Management Business

According to the Civil Code of the People’s Republic of China which became effective on January 1, 2021, the owners of a building may manage the building and its affiliated facilities by themselves or by entrusting realty management enterprises or other management personnel. Realty management enterprises or other management personnel shall manage the building and its ancillary facilities within the building area upon the entrustment of the owners and be subject to the supervision of the owners.

According to the Regulations on Realty Management, which was promulgated by the State Council on June 8, 2003, came into effect since September 1, 2003, and was amended on August 26, 2007, February 6, 2016 and March 19, 2018, the selecting, engaging and dismissing of realty management enterprise shall be subject to the approval by owners who possess exclusive areas accounting for more than half of the total area of buildings and owners who account for more than half of the total number of owners.

Realty management business is within the business scope of our subsidiary, Xiamen Property, and it mainly handles property management and realtor services for our headquarters in Xiamen City, Fujian Province, PRC. As of the date of this annual report, Xiamen Property is in compliance with regulations related to realty management business in all material aspects.

Regulations on Intellectual Property Rights

Trademark

Pursuant to the Trademark Law of the People’s Republic of China, which was most recently amended on April 23, 2019 and took effect on November 1, 2019, and the Implementation Regulation of the Trademark Law of the People’s Republic of China amended on April 29, 2014 and became effective from May 1, 2014, the trademark registrants shall enjoy the exclusive right to use the marks; the valid period for registered trademark is ten years from the date of registration; to renew trademark registration upon expiration, the trademark registrant should follow the provisions to manage renewal 12 months before expiration.  If such renewal is not processed within such period, a six-month extension period shall be given. The valid period for each renewal is ten years from the next day after the previous expiration date. If renewal is not obtained after expiration, the trademark shall be canceled. The National Intellectual Property Administration (Trademark Office) handles trademark registrations. The administration for market regulation shall sanction any infringement of trademark by law; where suspected crime is involved, the perpetrator shall be promptly apprehended by judicial agency for legal proceedings.

Copyright

Pursuant to the Copyright Law of the People’s Republic of China amended on November 11, 2020 and effective on June 1, 2021, any Chinese citizen, legal person or unincorporated organization shall be entitled to copyright of its work by this law whether such work is published or not. Any work of a foreigner or stateless person which enjoys copyright under an agreement concluded between the country to which the author belongs or in which the author permanently resides and the PRC, or under an international treaty to which such country and the PRC countries are parties, shall be protected by this Law. Any work of a foreigner or stateless person published for the first time and within the territory of PRC shall enjoy copyright in accordance with this law. A copyright covers the following forms of creative works: literature, art, natural science, engineering technology works, writing, narration, music, drama, opera, dance and acrobatic works, fine art and architectural works, photography, audiovisual, drawings of engineering designs and product designs, maps, illustrations, other graphic works and model works; computer software and other intellectual achievements that meet the characteristics of works. A perpetrator infringing on copyright or copyright related rights shall be held liable for actual damages to the rightful copyright holder, and may be fined, and the illegal gains, pirate copies and properties used for illegal activities may be confiscated.

Domain Name

Pursuant to the Internet Domain Name Management Measures released by the MIIT on August 24, 2017 and effective on November 1, 2017, domain name registration shall be conducted through domain name registration management service institutions, on the basis of “first apply first register”, unless otherwise specified by the implementation rules for a particular domain name. Domain name registration management service institution should enter into an individual domain name registration agreement with the applicant. The domain name holder should notify the domain name registration management service institution of any alteration in registration information other than that of the holder and apply for registration information change within 30 days after the alteration occurs, according to alteration recognition method selected at application.

Patents

Pursuant to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC and the Implementation Rules for the Patent Law of the People’s Republic of China promulgated by the State Council, patents are categorized into invention patents, utility model patents and design patents. The Patent Law and its Implementation Rules stipulate that a patentee’s patent right entitlement is protected by law. According to the Patent Law, which was most recently amended on October 17, 2020 and effective on June 1, 2021, the patent right period is 20 years for invention patents, 15 years for graphic design patents and 10 years for utility model patents, respectively, from the date of application.

Trade Secrets

Pursuant to the Anti-Unfair Competition Law of the People’s Republic of China, which was promulgated on September 2, 1993 and was amended on November 4, 2017 and April 23, 2019, and further amended on June 27, 2025, the term “trade secrets” refers to technical, operational and other business information that is unknown to the public, has commercial value and for which its legal owners or holders have adopted measures to ensure its confidentiality. Business persons, other natural persons, legal persons and unincorporated organizations are prohibited from infringing others’ trade secrets by: (i) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, intimidation, solicitation, coercion or electronic intrusion; (ii) disclosing, using or permitting others to use the trade secrets obtained illegally under item (i) above; or (iii) disclosing, using or permitting others to use the trade secrets, in violation of any confidentiality obligations or against any requirements of the legal owners or holders to keep such trade secrets in confidence; (4) aiding and abetting others in, or tempting others into acquiring, disclosing, using, or allowing others to use the trade secret of the legal owners or holders in violation of their confidentiality obligations or against any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known of the fact that an employee or former employee of the rightful owner of trade secrets or any other entity or individual conducts any of the illegal acts above mentioned, but still accepts, publishes, uses or allows any other to use such secrets, such practice shall be deemed as infringement of trade secrets under the Anti-Unfair Competition Law of the People’s Republic of China.

We value our intellectual property rights as our most precious properties. Our operating subsidiaries in China have registered our trademarks and patents in the relevant trademark authorities and patent authorities in China. Our domain name has been registered through the domain name registration management service institutions. We strictly protect our trade secrets by various means including but not limited to requiring our employees to enter into confidentiality agreements with us. We may apply for copyright protection when we have copyright in the future.

Regulations Related to Labor and Social Welfare

Labor Law

The Labor Law of the People’s Republic of China, which was promulgated by the SCNPC on July 5, 1994, and last amended on December 29, 2018 and became effective on the same date, provides that employees are entitled to equal opportunities in employment, selection of occupations, receiving labor remuneration, rest days and holidays, protection of occupational safety and healthcare, social insurance and welfare. Employers must establish and improve the system for occupational safety and healthcare, provide training on occupational safety and healthcare to employees, comply with national and local regulations on occupational safety and healthcare, and provide necessary labor protective supplies to employees.

Labor Contract Law

The Labor Contract Law of the People’s Republic of China issued by the SCNPC on June 29, 2007 and last revised on December 28, 2012 and came into effect on July 1, 2013, requires every employer to enter into a written contract of employment with each of its employees. An employer shall not force its employees to work beyond the time limit and shall pay overtime compensation to its employees. In addition, employee wages shall be no less than the local standards on minimum wages.

Social Insurance and Housing Provident Funds

In accordance with the Social Insurance Law of the People’s Republic of China issued by the SCNPC on October 28, 2010, effective on July 1, 2011 and amended on December 29, 2018, all employees shall participate in five types of social insurance, including pension insurance, medical insurance, unemployment insurance, maternity insurance and work-related injury insurance. The premiums for maternity insurance and occupational injury insurance are paid by the employers, while the premiums for pension insurance, medical insurance and unemployment insurance are paid jointly by the employers and the employees. If an employer fails to fully contribute to social insurance funds on time, the social insurance contribution collection agencies shall demand the employer to make all or outstanding contributions within a specified period and pay a late payment fee. If the employer refuses to do so, the relevant governmental agency may impose a fine on the employer.

In accordance with the Regulation on the Administration of Housing Provident Funds issued by the State Council on April 3, 1999, last revised on March 24, 2019 and came into effect on the same date, enterprises must register with the competent managing center for housing provident funds and shall contribute to the housing provident funds for employees on their payroll. Where an employer fails to pay up housing provident funds within the prescribed time limit, the employer may be fined and ordered to make all or outstanding contributions within a specified period.

Our operating subsidiaries in China have entered into written employment contracts with all full-time employees pursuant to the aforementioned law and regulations. Our operating subsidiaries in China are required by the PRC laws and regulations to provide full-time employees with social insurance and housing provident funds. Our operating subsidiaries in China have not made adequate social insurance and housing provident fund contributions for all employees as required by PRC regulations, which may subject us to penalties.

Regulations Related to Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the People’s Republic of China which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the People’s Republic of China (with the Enterprise Income Tax Law of the People’s Republic of China, collectively referred to as the PRC EIT Law), which was amended on April 23, 2019. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC. Pursuant to the PRC EIT Law, the EIT tax rate of a high and new technology enterprise, or HNTE, is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period.

Hong Kong Profit Tax

The statutory income tax applicable to Fookhing Group Trading Company Limited and Fuxing HK for the financial year ended March 31, 2025, 2024 and 2023 is 16.5%. As advised by our Hong Kong counsel, Fuxing HK and Fook Hing Trading are connected parties, and therefore one of the two entities may elect the two-tiered profits tax rates (8.25 % first HK$2 million of assessable profits of the electing entity, and the assessable profits above HK$2 million will continue to be subject to the tax rate of 16.5% for that electing entity).

Value-added Tax

The Provisional Regulations of on Value-added Tax of the People’s Republic of China were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009, and were further amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of Provisional Regulations of on Value-added Tax of the People’s Republic of China were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Order on Abolishing the Provisional Regulations of the People’s Republic of China on Business Tax and Amending the Provisional Regulations of on Value-added Tax of the People’s Republic of China, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of VAT Rates, which became effective as of May 1, 2018. According to the Circular on the Adjustment of VAT Rates, the VAT rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively, and the VAT rate of 11% originally applicable to the taxpayers who purchase agricultural products is adjusted to 10% and so on.

According to the Announcement of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform, or the Announcement No. 39, which was issued on March 20, 2019 and became effective on April 1, 2020，the VAT rates generally applicable are adjusted to 13%, 9%, 6% and 0%.

Dividend Withholding Tax

The PRC EIT Law provides that since January 1, 2008, an enterprise income tax rate of 10% shall be applied to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status as a “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on several issues concerning Enterprise Income Taxes for Indirect Transfer of Property by Non-Resident Enterprises (mainland China), or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payer fails to withhold enough tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Our PRC subsidiaries are PRC tax residents and required to pay various taxes to PRC taxation authorities in accordance with PRC taxation laws. Currently the VAT rate applicable to our income from sale of goods in the PRC is 13%. As a foreign corporation, we will be subject to dividend withholding tax payable to PRC taxation authorities when we receive dividends from our PRC subsidiaries. In addition, we are required to pay close attention to “indirect transfer” regulations of the PRC to avoid additional tax burden in the PRC.

Regulations on Foreign Exchange

General Affairs of Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules of the People’s Republic of China, or the Foreign Exchange Administration Rules. The Foreign Exchange Administration Rules were promulgated by the State Council on January 29, 1996 and became effective on April 1, 1996 and were subsequently amended on January 14, 1997 and August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless the prior approval by the competent authorities for the administration of foreign exchange is obtained.

Under the Foreign Exchange Administration Rules, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of the SAFE, for paying dividends by providing certain evidencing documents (board resolutions, tax certificates, etc.), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency (subject to a cap approval by SAFE) to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities, derivative products abroad are subject to registration with the competent authorities for the administration of foreign exchange and approval or filings with the relevant government authorities (if necessary).

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt, which was promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOFCOM which became effective on March 1, 2003, loans by foreign companies to their subsidiaries in the PRC, which accordingly are foreign-invested enterprises, are considered foreign debts.

Pursuant to the Measures for the Administration of Foreign Debt Registration, together with the Guidelines on the Administration of Foreign Debt Registration, both issued by SAFE on April 28, 2013 and amended on May 4, 2015, April 26, 2016 and June 9, 2016 and the Notice on Matters concerning the Macro Prudential Administration of Full-Covered Cross Border Financing issued by the PBOC on January 12, 2017, the total amount of accumulated foreign debt borrowed by an enterprise is subject to an upper limit of the difference between its registered capital and its total investment amount, or two times, or the then applicable statutory multiple, of the amount of its audited net assets, at its election, and the foreign-invested enterprise is required to file with SAFE after entering into relevant foreign debt contract and within at least three business days before drawing any money from the foreign debts.

According to applicable PRC regulations on foreign-invested enterprises, if a foreign holding company makes capital contributions to its PRC subsidiaries, which are considered foreign-invested enterprises, the PRC subsidiaries must file with the MOFCOM or its local counterpart in connection with the increase of its registered capital.

Circular 37

According to the Circular on the Management of Offshore Investment and Financing and Round-trip Investment by Domestic Residents through Special Purpose Vehicles, or Circular 37, which is promulgated on July 4, 2014 and became effective on the same day. Under Circular 37, (i) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or an overseas SPV, that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (ii) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the overseas SPV, including, among other things, a change in the overseas SPV’s PRC resident shareholder, name of the overseas SPV, term of operation, or any increase or reduction of the contributions by the PRC resident, share transfer or swap, and merger or division. Failure to comply with the registration procedures set forth in Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Pursuant to Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, which was promulgated on February 13, 2015 and implemented on June 1, 2015, the initial foreign exchange registration for establishing or taking control of a SPV by domestic residents can be conducted with a qualified bank, instead of the local foreign exchange bureau.

Our operating subsidiaries in China and our shareholders of Chinese nationality are required to abide by a variety of PRC regulations on foreign exchange.

Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong

Consumer Goods Safety Ordinance

There are several pieces of legislation dealing with product safety requirements, the most common one being the Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) (the “CGS Ordinance”). Under the CGS Ordinance, all consumer goods (except those listed in the Schedule of the CGS Ordinance) must comply with the general safety requirements or the safety standards and specifications prescribed by the Secretary for Commerce and Economic Development and Labor of Hong Kong.

The CGS Ordinance imposes a statutory duty on manufacturers, importers and suppliers to ensure that the consumer goods they supply are reasonably safe, having regard to all the circumstances, including (a) the manner in which, and the purpose for which, the consumer goods are presented, promoted or marketed; (b) the use of any mark in relation to the consumer goods and instructions or warnings given for the keeping, use or consumption of the consumer goods; (c) reasonable safety standards published by a standards institute or similar body for consumer goods of the description which applies to the consumer goods or for matters relating to consumer goods of that description; and (d) the existence of any reasonable means (taking into account the cost, likelihood and extent of any improvement) to make the consumer goods safer. The CGS Ordinance also provides a due diligence defense, which may be relied on if the person or entity is able to show that they took all reasonable steps and exercised all due diligence to avoid committing offence relating to selling unsafe goods.

Any person who sells unsafe goods commits an offence and is liable to a fine of HK$100,000 and an imprisonment of one year on first conviction, and HK$500,000 and two-year imprisonment on subsequent conviction. If proven to the satisfaction of the Hong Kong court that the offence is continued, the person shall be liable for a fine of HK$1,000 for each day during which it is proved to the satisfaction of the court that the offence has continued. Those unsafe goods may be seized by the Customs and Excise Department and other authorized officers for enforcement purposes. Unsafe goods supplied, manufactured or imported contrary to the CGS Ordinance may be liable to be destroyed.

As of the date of this annual report, our operating subsidiary in Hong Kong, have not violated, nor have they received any notifications of any violations of, any consumer goods safety rules and regulations that would adversely affect our operation. As advised by our Hong Kong counsel, the litigation search results as of ☑, 2025 show that our operating subsidiary in Hong Kong is not subject to any legal proceedings that involve any violation of consumer goods safety law by the said operating subsidiary.

Contractual Obligations, the Sale of Goods Ordinance and the Control of Exemption Clauses Ordinance

In Hong Kong, contracts for the sale of goods are governed by, among others, the Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong). The safety and suitability requirements of the goods supplied are often treated as an implied term of the sale contract; and that ordinance governs the meaning of certain implied terms or conditions and warranties. The Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) regulates civil liability and has an impact on the effectiveness of any terms in the contract which seeks to avoid liability for breach of contract, negligence or other types of breaches of duty. Both statutes seek to supplement the common law position and provide further protection to consumers or users as contracting parties.

Trade Descriptions Ordinance

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) deals with mis-description of goods in general and it is to ensure the seller, in the course of business, give an accurate description about the goods.

Under that ordinance a trade description includes but not limited to the quantity, size or gauge, method of manufacture, production, processing or reconditioning, composition, fitness for purpose, strength, performance, behavior or accuracy, availability, compliance with a standard specified or recognized by any person, person by whom manufactured, produced, and processed or reconditioned. It is an offence under that ordinance if the seller applies a false trade description to any goods or supplies or offers to supply any goods to which a false trade description is applied or has in his possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied. In addition, any person who imports or exports any goods to which a false trade description is applied commits an offence, unless he could prove, with sufficient evidence adduced, that he did not know, had no reason to suspect and could not with reasonable diligence have ascertained that the goods are goods to which a false trade description is applied.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2024 and 2025

	For the fiscal years ended March 31,
	2025	2024	Variances	Change
	US$’000	US$’000	US$’000%
Revenues	106,000	106,328	(328)	(0.3)
Cost of revenues	(99,084)	(99,878)	794	(0.8)
Gross profit	6,916	6,450	466	7.2

Operating expenses:
Selling and distribution expenses	(1,647)	(1,873)	226	(12.1)
General and administrative expenses	(6,308)	(4,285)	(2,023)	47.2
Total operating expenses	(7,955)	(6,158)	(1,797)	29.2

Income (loss) from operations	(1,039)	292	(1,331)	(455.8)

Other income (expenses):
Interest expense, net	(775)	(1,570)	795	(50.6)
Other income	6,003	7,205	(1,202)	(16.7)
Other expense	(4,472)	(4,574)	102	(2.2)
Total other income, net	756	1,061	(305)	(28.7)

Income (loss) before tax expense	(283)	1,353	(1,636)	(120.9)
Income tax expense	(290)	(297)	7	(2.4)
Net income (loss)	(573)	1,056	(1,629)	(154.3)

Revenue

During the fiscal years ended March 31, 2024 and 2025, our revenue was derived from (i) sales of zipper chains and sliders; (ii) trading of textile raw and auxiliary materials; and (iii) zipper processing services. The following table presents the revenue generated from each of our business sectors during the fiscal years ended March 31, 2024 and 2025:

	For the fiscal years ended March 31,
	2025		2024		Variances	Change
	US$’000%		US$’000%		US$’000%
Sales of zipper chains	53,049	50.0	46,410	43.6	6,639	14.3
Sales of zipper sliders	15,010	14.2	11,150	10.5	3,860	34.6
Subtotal for zipper chains and zipper sliders	68,059	64.2	57,560	54.1	10,499	18.2
Trading of textile raw and auxiliary materials	29,660	28.0	40,300	37.9	(10,640)	(26.4)
Zipper processing services	8,281	7.8	8,468	8.0	(187)	(2.2)
Total revenue	106,000	100	106,328	100	(328)	(0.3)

Our total revenue decreased by approximately US$0.3 million, or 0.3%, from approximately US$106.3 million for the fiscal years ended March 31, 2024 to approximately US $106 million for the fiscal years ended March 31, 2025. Although the revenue from sales of zipper chains and sliders increased by 10.5 million, this gain was insufficient to offset a US$10.64 million, or 26.4%, decline in trading of textile raw and auxiliary materials and a US$187,000, or 2.2%, decrease in zipper processing services.

Revenue from sales of zipper chains and sliders increased by approximately US$10.5 million, or 18.2%, from approximately US$57.6 million for the fiscal year ended March 31, 2024 to approximately US$68.1 million for the fiscal year ended March 31, 2025. The increase was primarily attributable to the recovery of the zipper industry market in the PRC, which led to increased sales orders from customers.

Our trading of textile raw and auxiliary materials relates to the sourcing and buying of certain raw and auxiliary materials (such as rubber thread, nylon fabric and nylon yarn) in accordance with the customers’ requirements. The profit margin and all purchases were based on confirmed sales. As such, the sales volume and profit margin are dependent on the customers’ demand. Revenue from trading of textile raw and auxiliary materials decreased by approximately US$10.6 million, or 26.4%, from approximately US$40.3 million for the fiscal year ended March 31, 2024 to approximately US$29.7 million for the fiscal year ended March 31, 2025. This decrease was due to a decline in the sales of our clients’ exports to Southeast Asian nations and regions. Consequently, their purchases from our Company decreased.

Revenue from zipper processing services decreased by approximately US$0.2 million, or 2.2%, from approximately US$8.5 million for the fiscal year ended March 31, 2024 to approximately US$8.3 million for the fiscal year ended March 31, 2025. This decrease occurred despite growth in our core zipper segments. The divergence reflects reduced outsourcing demand from customers who expanded in-house production capabilities.

Revenue by geographical locations

Our Group’s businesses that relate to sales of zipper chains and sliders and zipper processing services are mainly conducted in mainland China. Our Group’s trading business of textile raw and auxiliary materials, including rubber thread, nylon fabric and nylon yarn is conducted in Hong Kong. The following table sets out a breakdown of our revenue by geographic location of our customers for the fiscal years ended March 31, 2024 and 2025:

	For the fiscal years ended March 31,
	2025		2024		Variances	Change
	US$’000%		US$’000%		US$’000%
Mainland China	76,340	72.0	66,028	62.1	10,312	15.6
Hong Kong	29,660	28.0	40,300	37.9	(10,640)	(26.4)
Total revenue	106,000	100	106,328	100	(328)	(0.3)

Mainland China

Revenue in Mainland China increased by approximately US$10.3 million, or 15.6%, from approximately US$66.0 million for the fiscal year ended March 31, 2024 to approximately US$76.3 million for the fiscal year ended March 31, 2025. This growth was primarily driven by the recovery of the zipper industry market. Consequently, customer sales orders significantly increased.

Hong Kong

Revenue in Hong Kong decreased by approximately US$10.6 million, or 26.4%, from approximately US$40.3 million for the fiscal year ended March 31, 2024 to approximately US$29.7 million for the fiscal year ended March 31, 2025. This decline resulted from reduced exports by our clients to Southeast Asia. Their decreased export volumes directly led to lower procurement from our Company.

Cost of revenues

During the fiscal years ended March 31, 2024 and 2025, our Group’s cost of revenues primarily comprised raw materials costs, labor costs, sub-contracting costs, production overheads and the cost of assets held for sale. For the fiscal years ended March 31, 2024 and 2025, our cost of revenues amounted to approximately US$99.9 million, and US$99.1 million, respectively.

	For the fiscal years ended March 31,
	2025		2024		Variances	Change
	US$’000%		US$’000%		US$’000%
Sales of zipper chains	47,985	48.4	43,428	43.5	4,557	10.5
Sales of zipper sliders	13,818	13.9	9,848	9.9	3,970	40.3
Subtotal for zipper chains and zipper sliders	61,803	62.4	53,276	53.4	8,527	16.0
Trading of textile raw and auxiliary materials	28,865	29.1	39,293	39.3	(10,428)	(26.5)
Zipper processing services	8,416	8.5	7,309	7.3	1,107	15.1
Total	99,084	100	99,878	100	(794)	(0.8)

Gross Profit and Gross Profit Margin

The table below details our Group’s gross profit and gross profit margin by business sector during the fiscal years ended March 31, 2024 and 2025:

	For the fiscal years ended March 31,
	2025		2024		Variances	Change
	US$’000%		US$’000%		US$’000%
Sales of zipper chains	5,064	73.2	2,982	46.2	2,082	69.8
Sales of zipper sliders	1,192	17.2	1,302	20.2	(110)	(8.4)
Subtotal for zipper chains and zipper sliders	6,256	90.5	4,284	66.4	1,972	46.0
Trading of textile raw and auxiliary materials	795	11.5	1,007	15.6	(212)	(21.1)
Zipper processing services	(135)	(2.0)	1,159	18.0	(1,294)	(111.6)
Total	6,916	100	6,450	100	466	7.2

Our total gross profit increased by approximately US$0.5 million or 7.2%, from approximately US$6.5 million for the fiscal years ended March 31, 2024 to approximately US$6.9 million for the fiscal years ended March 31, 2025. Our overall gross profit margins were approximately 6.1% and 6.5% for the fiscal years ended March 31, 2024 and 2025, respectively. This improvement was primarily driven by a US$2.0 million gross profit expansion in the zipper chains and sliders segment, partially offset by a US$1.3 million gross profit deterioration in zipper processing services (transitioning from a US$1.2 million profit for the fiscal year ended March 31, 2024 to a US$0.1 million loss for the fiscal year ended March 31, 2025) and a US$0.2 million decline in textile raw materials trading.

The Processing Segment has a negative gross profit margin, mainly due to constrained sales unit prices and excessively high unit manufacturing costs.

Other income and expenses

Other income comprises government subsidies, sales of scrap materials, grant from government, rental and management fee income. Other expenses comprised written off and loss on disposal of property, plant and equipment, direct cost of rental and management income.

The other income decreased by approximately US$1.2 million, or 16.7%, from approximately US$7.2 million for the fiscal year ended March 31, 2024 to approximately US$6 million for the fiscal year ended March 31, 2025, primarily due to a decrease in rental income.

The other expenses decreased by approximately US$0.1 million, or 2.2%, from approximately US$4.6 million for the fiscal year ended March 31, 2024 to approximately US$4.5 million for the fiscal year ended March 31, 2025. Notwithstanding the decrease, the other expenses remained generally consistent between the two fiscal years.

Selling and distribution expenses

Our selling and distribution expenses mainly include promotion and marketing expenses and transportation expenses. The selling and distribution expenses decreased by approximately US$0.2 million, or 12.1%, from approximately US$1.9 million for the fiscal year ended March 31, 2024 to approximately US$1.6 million for the fiscal year ended March 31, 2025, which was mainly due to a decrease in promotion and marketing expenses for exhibitions conducted during the fiscal year ended March 31, 2025.

General and administrative expenses

General and administrative expenses increased by approximately US$2 million ,or 47.2%, from approximately US$4.3 million for the fiscal year ended March 31, 2024 to approximately US$6.3 million for the fiscal year ended March 31, 2025, which was mainly due to a significant decrease in the reversal of credit losses during the fiscal year ended March 31, 2025.

Interest expense

Our interest expense arises from secured bank loans. Interest expense, net decreased by approximately US$0.8 million, or 50.6%, from approximately US$1.6 million for the fiscal year ended March 31, 2024 to approximately US$0.8 million for the fiscal year ended March 31, 2025, primarily due to a reduction in outstanding loan balances and stable interest rates during the fiscal year ended March 31, 2025.

Provisions for Income Taxes

During the fiscal years ended March 31, 2024 and 2025, our income tax expense comprised our current income tax expense. The income tax expense decreased by approximately US$10,000 or 2.4%, from approximately US$0.30 million for the fiscal year ended March 31, 2024 to approximately US$0.29 million for the fiscal year ended March 31, 2025. Notwithstanding the decrease, the income tax expense remained generally consistent between the two fiscal years.

Our Company’s operations are mainly based in the PRC and we are subject to income tax on an entity basis on the estimated chargeable income arising in the PRC at the statutory rate of 25%.

Our Company had no tax obligations arising from other jurisdictions during the fiscal years ended March 31, 2024 and 2025. During the fiscal years ended March 31, 2024 and 2025, our Group had no material disputes or unresolved tax issues with the relevant tax authorities.

Net Income for the Year

As a result of the foregoing, the net income decreased by approximately US$1.6 million, or 154.3%, from approximately US$1.1 million in profit for the fiscal year ended March 31, 2024 to a net loss of approximately  US$0.6 million for the fiscal year ended March 31, 2025.

 Comparison of Results of Operations for the Fiscal Years Ended March 31, 2023 and 2024

	For the fiscal years ended March 31,
	2023	2024	Variances	Change
	US$’000	US$’000	US$’000%

Revenues	120,794	106,328	(14,466)	(12)
Cost of revenues	(113,559)	(99,878)	13,681	(12)
Gross profit	7,235	6,450	(785)	(11)

Operating expenses:
Selling and distribution expenses	(1,761)	(1,873)	(112)	6
General and administrative expenses	(5,339)	(4,285)	1,054	(20)
Total operating expenses	(7,100)	(6,158)	942	(13)

Income from operations	135	292	157	116

Other (loss)/ income:
Other income	8,790	7,205	(1,585)	(18)
Interest expense, net	(1,508)	(1,570)	(62)	4
Other expense	(5,613)	(4,574)	1,039	(19)
Total other (loss)/income	1,669	1,061	(608)	(36)

Income before tax expense	1,804	1,353	(451)	(25)
Income tax expense	(211)	(297)	(86)	41
Net income	1,593	1,056	(537)	(34)

Revenue

During the fiscal years ended March 31, 2023 and 2024, our revenue was derived from (i) sales of zipper chains and zipper sliders; (ii) trading of textile raw and auxiliary materials, and (iii) zipper processing business. The following table sets out the revenue generated from each of our business sectors during the fiscal years ended March 31, 2023 and 2024:

	For the fiscal years ended March 31,
	2023		2024		Differences	Change
	US$’000%		US$’000%		US$’000%

Sales of zipper chains	52,200	43.2	46,410	43.6	(5,790)	(11.1)
Sales of zipper sliders	12,490	10.3	11,150	10.5	(1,340)	(10.7)
Subtotal for zipper chains and zipper sliders	64,690	53.5	57,560	54.1	(7,130)	(11.0)
Trading of textile raw and auxiliary materials	46,957	38.9	40,300	37.9	(6,657)	(14.2)
Zipper processing services	9,147	7.6	8,468	8.0	(679)	(7.4)
Total revenue	120,794	100.0	106,328	100.0	(14,466)	(12.0)

Our total revenue decreased by approximately US$14.5 million or 12% to approximately US$106.5 million for the fiscal year ended March 31, 2024 from approximately US$120.8 million for the fiscal year ended March 31, 2023. The decrease was mainly attributable to (i) a decrease in revenue generated from our sales of zippers of approximately US$7.0 million, (ii) a decrease in revenue generated from the zipper processing services of approximately US$0.7 million, and (iii) a decrease in revenue generated from trading of textile raw and auxiliary materials of approximately US$6.6 million.

Revenue from sales of zipper chains and zipper sliders decreased by approximately US$7.1 million, or 11.0%, from approximately US$64.7 million for the year ended March 31, 2023 to approximately US$57.6 million for the year ended March 31, 2024. The decrease was mainly due to a deteriorating market for the zipper industry in the PRC, which was adversely affected by the general slowdown in the global economy. This resulted in the decrease in sales orders from customers.

Our trading of textile raw and auxiliary materials relates to the sourcing and buying of certain raw and auxiliary materials (such as rubber thread, nylon fabric and nylon yarn) in accordance with the customers’ requirements. The profit margin and all purchases were based on confirmed sales. As such, the sales volume and profit margin are dependent on the customers’ demand. Revenue from trading of textile raw and auxiliary materials decreased by approximately US$6.7 million or 14.2% from approximately US$47.0 million for the year ended March 31, 2023 to approximately US$40.3 million for the year ended March 31, 2024. As the decline in the sales of our clients’ exports to Southeast Asian nations and regions, their purchase from our firm has decreased accordingly.

Revenue from zipper processing services decreased by approximately US$0.7 million, or 7.4%, from approximately US$9.1 million for the year ended March 31, 2023 to approximately US$8.5 million for the year ended March 31, 2024. The decrease was in line with the decrease in revenue from the Zipper Segment.

Revenue by geographical locations

Our Group’s businesses that relate to sales of zipper chains and zipper sliders and zipper processing services are mainly conducted in mainland China. Our Group’s trading business of textile raw and auxiliary materials, including rubber thread, nylon fabric and nylon yarn is conducted in Hong Kong. The following table sets out a breakdown of our revenue by geographic location of our customers for the fiscal years ended March 31, 2023 and 2024:

	For the fiscal years ended March 31,
	2023		2024		Amount	Change
	US$’000%		US$’000%		US$’000%

Mainland China	73,837	61.1	66,028	62.1	(7,809)	(10.6)
Hong Kong	46,957	38.9	40,300	37.9	(6,657)	(14.2)
Total revenue	120,794	100.0	106,328	100.0	(14,466)	(12.0)

Mainland China

The decrease in revenue in mainland China for the fiscal year ended March 31, 2024 was mainly due to a decrease in revenue generated from sales of zipper chains and zipper sliders by approximately US$7.1 million and the decrease in revenue generated from zipper processing services by approximately US$0.7 million, which was due to a deteriorating market for the zipper industry in the PRC, which was adversely affected by the general slowdown in the global economy. This resulted in the decrease in sales orders from customers.

Hong Kong

The decrease in revenue in Hong Kong for the fiscal year ended March 31, 2024 was primarily attributable to the decrease in revenue generated from trading of textile raw and auxiliary materials of approximately US$6.6 million, due to a decrease in demand.

Cost of revenues

During the fiscal years ended March 31, 2023 and 2024, our Group’s cost of revenues was mainly comprised of raw materials costs, labor costs, sub-contracting costs, production overhead and the cost of asset held for sales. For the fiscal years ended March 31, 2023 and 2024, our cost of revenues amounted to approximately US$113.6 million, and US$100.1 million, respectively.

	For the fiscal years ended March 31,
	2023		2024		Amount	Change
	US$’000%		US$’000%		US$’000%

Sales of zipper chains	48,618	42.8	43,428	43.5	(5,190)	(10.7)
Sales of zipper sliders	11,095	9.8	9,848	9.9	(1,247)	(11.2)
Subtotal Sales of zipper	59,713	52.6	53,276	53.4	(6,437)	(10.8)
Trading of textile raw and auxiliary materials	45,933	40.4	39,293	39.3	(6,640)	(14.5)
Zipper processing services	7,913	7.0	7,309	7.3	(604)	(7.6)
Total	113,559	100.0	99,878	100.0	(13,681)	(12.0)

Gross Profit and Gross Profit Margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the fiscal years ended March 31, 2023 and 2024:

	For the fiscal years ended March 31,
	2023		2024		Differences	Change
	US$’000%		US$’000%		US$’000%

Sales of zipper chains	3,582	6.9	2,982	6.4	(600)	(16.8)
Sales of zipper sliders	1,395	11.2	1,302	11.7	(93)	(6.7)
Trading of textile raw and auxiliary materials	1,024	2.2	1,007	2.5	(17)	(1.7)
Zipper processing services	1,234	13.5	1,159	13.7	(75)	(6.1)
Total	7,235	6.0	6,450	6.1	(785)	(10.9)

Our total gross profit amounted to approximately US$7.2 million and US$6.5 million for the fiscal years ended March 31, 2023 and 2024, respectively. Our overall gross profit margins were approximately 6.0% and 6.1% for the fiscal years ended March 31, 2023 and 2024, respectively. Our total gross profit decreased by approximately US$0.8 million, or 10.9% to US$6.5 million, which was generally in line with our revenue decrease in the Zipper Segment and the Processing Segment for the fiscal year ended March 31, 2023, whereas the cost of revenue did not drop as same proportion as revenue.

Other income and expenses

Other income comprises government subsidies, sales of scrap materials, grant from government, rental and management fee income. Other expenses comprised written off and loss on disposal of property, plant and equipment, direct cost of rental and management income.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses. The selling and distribution expenses increased by approximately US$0.1 million (or 6.4%), from approximately US$1.8 million for the fiscal year ended March 31, 2023 to approximately US$1.9 million for the fiscal year ended March 31, 2024, which was mainly due to the increase in promotion and marketing expenses for exhibition conducted during the fiscal year ended March 31, 2024.

General and administrative expenses

General and administrative expenses decreased by approximately US$1.1 million (or 19.7%), from approximately US$5.3 million for the fiscal year ended March 31, 2023 to approximately US$4.3 million for the fiscal year ended March 31, 2024, which was mainly due to a decrease in allowance for expected credit loss as well as a decrease in depreciation expenses during the fiscal year ended March 31, 2024.

Interest expense

Our interest expense arose from secured bank loans. For the fiscal year ended March 31, 2024, our interest expense increased by approximately US$0.1 million (or approximately 4.1%), from approximately US$1.5 million for the fiscal year ended March 31, 2023 to approximately US$1.6 million for the fiscal year ended March 31, 2024. This was mainly due to an increase in foreign exchange loss during the fiscal year ended March 31, 2024.

Provisions for Income Taxes

During the fiscal years ended March 31, 2023 and 2024, our income tax expense was comprised of our current income tax expense. The income tax expenses increased by approximately US$0.1 million or 40.8%, from approximately US$0.2 million for the fiscal year ended March 31, 2023 to approximately US$0.3 million for the fiscal year ended March 2024. This was mainly due to an increase in profits of a subsidiary company during the fiscal year ended March 31, 2024.

Our Company’s operations are mainly based in the PRC and we are subject to income tax on an entity basis on the estimated chargeable income arising in the PRC at the statutory rate of 25%.

Our Company had no tax obligations arising from other jurisdictions during the fiscal years ended March 31, 2023 and 2024. During the fiscal year ended March 31, 2023 and 2024, our Group had no material disputes or unresolved tax issues with the relevant tax authorities.

Net Income for the Year

As a result of the foregoing, our net income for the year amounted to approximately US$1.6 million and US$1.1 million for the fiscal years ended March 31, 2023 and 2024, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from the IPO and other equity and debt financings as and when appropriate.

Cash flows

For the fiscal years ended March 31, 2024 and 2025

The following table summarizes our cash flows for the fiscal years ended March 31, 2024 and 2025:

	For the fiscal years ended March 31,
	2025	2024
	US$’000	US$’000

Cash and cash equivalents as at beginning of the year	21,984	26,649

Net cash generated from operating activities	13,636	7,016
Net cash used in investing activities	(2,535)	(1,492)
Net cash generated from/(used in) financing activities	(6,712)	(8,132)
Change in foreign currency translation	(972)	(2,057)
Net change in cash and cash equivalents	3,417	(4,665)

Cash and cash equivalents as at end of the year	25,401	21,984

Cash flows from operating activities

During the fiscal years ended March 31, 2024  and 2025, the cash inflows from our operating activities were primarily derived from revenue generated from sales and trading of zipper products and provision of related processing services, whereas the cash outflows for our operating activities mainly comprised of purchases of raw materials, staff-related costs and administrative expenses.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-operating items, such as depreciation, loss on disposal of property, plant and equipment, Allowance for expected credit loss and effects of changes in working capital, such as increase or decrease in inventories, accounts receivable and prepayments, accounts payable, accruals and other current liabilities.

Net cash generated from operating activities increased by approximately US$6.6 million, or 94.4%, from approximately US$7.0 million for the fiscal year ended March 31, 2024 to approximately US$13.6 million for the fiscal year ended March 31, 2025. This increase was primarily driven by a significant reduction in prepaid expenses and other current assets, inventory liquidation, and increases in accounts payable and other payables during the fiscal year ended March 31, 2025.

Cash flows from investing activities

Our cash flows used in investing activities primarily consist of the purchase of property, plant and equipment.

Net cash used in investing activities increased by approximately US$1 million, or 69.9%, from approximately US$1.5 million for the fiscal year ended March 31, 2024 to approximately US$2.5 million for the fiscal year ended March 31, 2025, this significant increase was primarily attributed to the heightened replacement of old equipment during the fiscal year ended March 31, 2025.

Cash flows from financing activities

Our cash flows used in financing activities primarily consist of drawdowns from loans and repayment of loans.

Net cash used in financing activities decreased by approximately US$1.4 million, or 17.5%, from approximately US$8.1 million for the fiscal year ended March 31, 2024 to approximately US$6.7 million for the fiscal year ended March 31, 2025. This decrease was primarily driven by a reduction in net short-term loan repayments and lower deferred offering costs incurred during the fiscal year ended March 31, 2025.

For the fiscal years ended March 31, 2023 and 2024

The following table summarizes our cash flows for the fiscal years ended March 31, 2023 and 2024:

	For the fiscal years ended March 31,
	2023	2024
	US$’000	US$’000

Cash and cash equivalents as at beginning of the year	28,309	26,649

Net cash generated from operating activities	13,914	7,016
Net cash used in investing activities	(2,515)	(1,492)
Net cash generated from/(used in) financing activities	(1,058)	(8,132)
Change in foreign currency translation	(12,001)	(2,057)

Net change in cash and cash equivalents	(1,660)	(4,665)

Cash and cash equivalents as at end of the year	26,649	21,984

Cash flows from operating activities

During the fiscal years ended March 31, 2023 and 2024, the cash inflows from our operating activities was primarily derived from the revenue generated from sales and trading of zipper products and provision of related processing services, whereas the cash outflows for our operating activities mainly comprised purchases of raw materials, staff-related costs and administrative expenses.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-operating items, such as depreciation, loss on disposal of property, plant and equipment, Allowance for expected credit loss and effects of changes in working capital, such as increase or decrease in inventories, accounts receivable and prepayments, accounts payable, accruals and other current liabilities.

Net cash generated from operating activities was approximately US$7.0 million for the fiscal year ended March 31, 2024, representing a decrease of approximately US$6.9 million compared to net cash generated from operating activities of approximately US$13.9 million for the fiscal year ended March 31, 2023. After adjusting for an expected credit loss reversal of approximately US$1.7 million for the fiscal year ended March 31, 2024, the Company also incurred and settled approximately US$0.9 million in costs related to the IPO. In addition, the decrease in net cash generated from operating activities for the fiscal year ended March 31, 2024 was mainly due to i) approximately US$2.9 million decrease in cash inflow from accounts and bills payable, and ii) approximately US$1.1 million increase in inventories, which negatively impacted cash flow.

Cash flows from investing activities

Our cash flows used in investing activities primarily consist of the purchase of property, plant and equipment.

For the fiscal year ended March 31, 2023, our net cash used in investing activities was approximately US$2.5 million, which consisted of the purchase of property, plant and equipment for replacement of obsolete equipment.

For the fiscal year ended March 31, 2024, our net cash used in investing activities was approximately US$1.5 million, which consisted of the purchase of intangible assets, plant and equipment for replacement of obsolete equipment.

Cash flows from financing activities

Our cash flows used in financing activities primarily consist of drawdowns from loans and repayment of loans.

For the year ended March 31, 2023, our Group recorded net cash used in financing activities of approximately US$1.1 million, which reflected (i) the repayment of short-term loans of approximately US$70.6 million and (ii) the increase in deferred offering costs of approximately US$0.4 million, but was partially offset by obtaining the short-term loans of approximately US$70.1 million.

For the year ended March 31, 2024, our Group recorded net cash used in financing activities of approximately US$8.1 million, which reflected (i) the repayment of short-term loans of approximately US$64.3 million and (ii) the increase in deferred offering costs of approximately US$0.9 million, but was partially offset by obtaining the short-term loans of approximately US$57.1 million.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the net proceeds from our IPO.

Accounts receivable

Our accounts receivable, net, increased by approximately US$1.1 million, or 4.1%, from approximately US$27.7 million for the fiscal year ended March 31, 2024 to approximately US$28.8 million for the fiscal year ended March 31, 2025, which was primarily due to  an increase in the reversal of expected credit losses during the fiscal year ended March 31, 2025.

Our accounts receivable, net, decreased from approximately US$31.6 million as of March 31, 2023 to approximately US$27.7 million, as of March 31, 2024. The decrease was primarily attributable to the decrease in sales revenue.

The following table sets forth our average accounts receivable turnover days for the fiscal years ended March 31, 2023, 2024 and 2025:

	For the fiscal year ended March 31,
	2023	2024	2025

Average accounts receivable turnover days(1)	96	102	96

(1)

 Average accounts receivable turnover days is calculated as the average of the beginning and ending of accounts receivable balance for the respective year divided by revenue for the respective year and multiplied the number of days in the respective year.

Prepaid expenses and other current assets, net

Prepaid expenses and other current assets, net of our Group mainly represents prepayment of raw material and property, plant and equipment. The following table sets forth the breakdown of the prepaid expenses and other current assets, net as of the dates indicated:

	March 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Current assets
Prepayment	12,838	12,682	9,300
Less: provision for allowance	(1,771)	(1,335	(1,236)
	11,067	11,347	8,064
Notes receivable	1,737	1,073	58
Other receivables	2,061	3,551	2,460
	14,865	15,971	10,582
Non-current assets
Prepayment	2,746	2,730	2,698

Our total other receivables, and prepayments increased by approximately US$5.4 million, or 33.7%, from approximately US$16 million as of March 31, 2024 to approximately US$10.6 million as of March 31, 2025. This decrease was primarily driven by a reduction in prepayments used for supplier purchases and the endorsement of notes receivable to vendors.

Our total other receivables, and prepayments increased from approximately US$14.9 million as of March 31, 2023 to approximately US$16.0 million as of March 31, 2024. The increase in prepayments was mainly due to the increase in advance payments for security of raw materials supply for the first quarter of 2024.

Prepayment classified in non-current assets is the amount represented the by the down payment paid for one sewerage engineering project for the processing segment to improve the sewage water discharge process so as to comply with the stringent environmental laws. This was incurred in the ordinary course of business on normal commercial terms. Upon completion of the project, the amount will be charged to the profit and loss, thus the recoverability assessment is not applicable.

Accounts and other payables

Accounts payable

Our accounts payable increased by approximately US$0.1 million, or 2.2%, from approximately US$3.2 million as of March 31, 2024 to approximately US$3.3 million as of March 31, 2025. The balance remained relatively stable between the two periods.

Our accounts payable decreased from approximately US$4.3 million as of March 31, 2023 to approximately US$3.2 million as of March 31, 2024, primarily due to an increase in inventory and a decrease in procurement for the fiscal year ended March 31, 2024.

Other payables and accrued expenses

Our other payables and accruals increased by approximately US$0.9 million, or 14.2%, from approximately US$6.4 million as of March 31, 2024 to approximately US$7.3 million as of March 31, 2025. This increase was primarily driven by higher customer advances resulting from increased sales of zipper chains and sliders.

Our other payables and accruals decreased from approximately US$8.5 million as of March 31, 2023 to approximately US$6.4 million as of March 31, 2024. This was mainly due to a decrease in advances from customers, in line with a decrease in revenue for the fiscal year ended March 31, 2024. Please refer to Note 10 to the audited consolidated financial statements for the years ended March 31, 2023 and 2024 included elsewhere in this annual report.

Bank loans

Our bank loans decreased by approximately US$6.4 million, or 20.1%, from approximately US$31.7 million as of March 31, 2024 to approximately US$25.3 million as of March 31, 2025. This decrease was primarily attributable to the partial repayment of bank loans during the period.

Our bank loans decreased by approximately US$7.2 million from approximately US$38.9 million as of March 31, 2023 to approximately US$31.7 million as of March 31, 2024. This was mainly due to the repayment of short-term bank loans during the fiscal year March 31, 2024.

Tax payables

Our tax payables decreased by approximately US$0.07 million, or 18.2%, from approximately US$0.4 million as of March 31, 2024 to approximately US$0.3 million as of March 31, 2025. This decrease was primarily due to the reduction in current period profits.

Our tax payables remained relatively stable at approximately US$0.4 million as of both March 31, 2023 and 2024, respectively.

Deferred tax liabilities

Our deferred tax liabilities, which primarily arise from the Chinese tax impact on temporary differences between the tax written-down value and net book value of property, plant and equipment owned by our Group, remained relatively stable at approximately US$1.3 million as of March 31, 2023, 2024 and 2025, respectively.

Capital commitments

As of March 31, 2023, 2024 and 2025, our Group did not have any capital commitments.

Capital Expenditures

Historical capital expenditures

Our capital expenditures during the fiscal years ended March 31, 2024 and 2025 mainly related to equipment upgrades and software purchases. For the fiscal years ended March 31, 2024 and 2025, our capital expenditures in relation to property, plant and equipment were approximately US$1.5 million and US$2.5 million, respectively. We principally funded our capital expenditures through cash flows from operations and borrowings during the fiscal years ended March 31, 2024 and 2025.

Our capital expenditures during the fiscal years ended March 31, 2023 and 2024 mainly related to replacement of obsolete equipment. For the fiscal years ended March 31, 2023 and 2024, our capital expenditures in relation to property, plant and equipment were approximately US$2.5 million and US$1.5 million, respectively. We principally funded our capital expenditures through cash flows from operations and borrowings during the fiscal years ended March 31, 2023 and 2024.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from April 1, 2024 to March 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Key Factors Affecting the Results of Our Group’s Operations

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors” in this annual report and those set out below:

Competition from other manufacturers

We face competition from international and domestic zipper manufacturers which may have a longer track record and substantially greater financial, technical and marketing position and enjoy stronger relationships with their suppliers than us and may engage in aggressive pricing strategies to increase their market share. Should our competitors be able to offer a wider range of superior products or services, procure new substitute raw materials at a lower price than us, develop newer manufacturing technologies which may offer lower unit production costs of zipper products, or offer better pricing and/or shorter delivery time, our sales and market share will be adversely affected. As such, there is no assurance that we will be able to remain competitive. Our business and profitability may be adversely affected if the competition intensifies and/or we are unable to match the demands of our customers while our competitors are able to do so.

Demand from our major customers

We are dependent on our relationships with our major customers and derived a significant portion of our revenues from our major customers. For the fiscal year ended March 31, 2023, three customers accounted for approximately 16%, 14% and 15% of our total revenue each. For the fiscal year ended March 31, 2024, four customers accounted for approximately 16%, 13%, 11% and 11% of our total revenue each. For the fiscal year ended March 31, 2025, one customer accounted for approximately 18% of our total revenue.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products that will be generated by these customers. In addition, revenues from these major customers may fluctuate from time to time based on the timing of which may be affected by market conditions or other facts, some of which may be outside of our control. If any of these major customers terminates our contracts, such termination would negatively affect our revenues and results of operations.

No establishment of long-term contracts with our customers.

Our revenue is mainly generated on an order-by-order basis as our existing customers do not generally enter into long-term contracts with us. We usually receive orders from our customers two to four weeks prior to the date of delivery. As such, Fuxing Group may not experience a continuous and steady source of revenue generated from our business.

In addition, while some of our major customers provide us with their future plans and production forecasts in advance (usually for 12 months in advance) stating that their product requirements and specifications, such information is intended merely to assist us in planning and allocating our resources to meet the potential orders. Our customers can still unilaterally vary and amend these plans without informing us.

Any of the above situations may result in a reduction of our customers’ demand for our products, thereby adversely affecting our profitability and financial performance. There is no guarantee that our customers will continue to give us their orders or that the level of their orders with us will be maintained. If our customers decide to source for similar products and services from other suppliers or reduce their orders with us and we are unable to secure sufficient additional orders to replace these lost and/or replaced orders, our revenue and financial performance will be adversely affected.

High dependence on the PRC market.

We are dependent on the PRC market, as most of our customers are located in Fujian, Jiangsu and Zhejiang provinces, as well as Shanghai. We anticipate that the PRC market will continue to be a significant sales and production base for our Group in the near future and we are therefore susceptible to the market conditions in the PRC. Any adverse changes in the economic conditions in the PRC will affect consumers’ spending patterns and purchasing power and may negatively impact the demand for our products resulting in our revenue, future performance and profitability being materially and adversely affected.

Fluctuations in the costs of our principal components and raw materials.

The key components and raw materials used in our production and manufacturing processes are zinc, DTY and polyester chips. As these materials constitute key components of our manufacturing processes, we are exposed to fluctuations in the prices of such raw materials. which may, in turn, have an impact on our production costs. In addition, as DTY and polyester chips are dependent on oil prices, our production costs are subject to fluctuations in oil prices.

The cost of raw materials accounted for approximately 68%, 69% and 70% of our total cost of goods sold for the fiscal year ended March 31, 2023, 2024 and 2025, respectively. As we do not have any long-term arrangements with our suppliers for such key raw materials, there is no assurance that we will be able to obtain the key raw materials at competitive prices in required amounts within the desired timeframes. Market prices of such raw materials may also fluctuate due to changes in the level of global demand and supply. Any substantial increase in the prices of these raw materials is likely to have a material adverse impact on our production costs. In the event of any significant increase in the cost of such raw materials, and should we be unable to pass on such costs to our customers on a timely basis, our profit margins will be materially and adversely affected. In addition, we have made arrangements with certain of our suppliers to order our zinc supply in advance to meet our medium-term needs when we expect the prices of zinc to increase, and payment is made on the then-prevailing prices. To a lesser extent, we also have similar arrangements with our DTY and polyester chips suppliers. As such, we are subject to the fluctuations in the prices of zinc, DTY and polyester chips. In the event that the prices of these raw materials fall below the order price, our profit margins may be materially and adversely affected.

Risks associated with technological changes.

Our future success depends upon our ability to cater to the changing trends in the zipper and/or apparel industries by developing new products in accordance with our customers’ changing needs. Advances in technology may render our investments in machinery and capital commitment obsolete and our operating subsidiaries may not be able to manufacture products that conform to our customers’ requirements. If our competitors are able to put these advances in technology to better use than us, and are thus able to produce products that can better suit our customers’ changing needs, the demand for our products and our business will be adversely affected.

Disruptions to our production.

Our production facilities and storage warehouses are located at Hangbian Industrial Area, Longhu Town, Jinjiang City, Fujian Province, the PRC. Any disruption in the supply of utilities or loss or damage to our properties, machinery and inventories due to fire, theft and natural disasters, such as earthquakes, flood, typhoons or other calamity resulting in significant damage to our production facilities and storage warehouses will severely affect our operations and have a material and adverse impact on our business, operating results and financial position. The occurrence of any of the above events may cause us to stop or suspend our production process and we may not be able to deliver our products to our customers on a timely basis, which would have an adverse impact on our business, financial position and profitability.

Supply chain disruptions

Regarding the products we manufacture, we must manage our supply chain for raw materials and delivery of our products. Any supply chain fragmentation and local protectionism within the PRC may further complicate supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, and legal impediments, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products, and materially affect our outlook or business goals.

Our inventory increased by 10.6% as at March 31, 2024, compared with March 31, 2023, whereas the cost of goods sold decreased by 12% for the fiscal year ended March 31, 2024, compared with the fiscal year ended March 31, 2023. Our inventory decreased by 18% as at March 31, 2025, compared with March 31, 2024, whereas the cost of goods sold increased by 1% for the fiscal year ended March 31, 2025, compared with the fiscal year ended March 31, 2024.

E. Critical Accounting Estimates

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this annual report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, are subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include the useful lives of plant and equipment and intangible assets, impairment of long-lived assets, allowance for expected credit loss, and allowance for deferred tax assets and uncertain tax position, and inventory allowance. Actual results could differ from these estimates.

Revenue Recognition

We recognized our revenue under Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC606). We recognize revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which we expect to receive in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. We elected the modified retrospective method which required a cumulative adjustment to retained earnings instead of retrospectively adjusting prior periods. The adoption of ASC 606 did not have a material impact on the consolidated financial statements.

To achieve that core principle, we apply the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

We account for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

Revenue recognition policies for each type of revenue stream are as follows:

Sale of goods

Fuxing Group provides customization and manufacturing of zipper products to deliver the desired designs to customers. Generally, the contracts would be completed within a year from commencement date. Customers can select the materials and quality of their products to fit their requirements. The customization and manufacturing of zipper products is one performance obligation as the promises are not distinct within the context of the contract. Revenue is recognized at a point in time when the control of the goods is transferred to the customer (i.e. when the goods are delivered in accordance with the applicable incoterms or terms and conditions and significant risks and rewards of ownership of the goods is transferred to the customer). A corresponding receivable is recognized for the consideration that is unconditional when only the passage of time is required before the payment is due.

Processing services

Revenue from processing services is recognized at a point in time when the end customer receives the service (i.e. when the service is performed in accordance with the applicable terms and conditions). A corresponding receivable is recognized for the consideration that is unconditional when only the passage of time is required before the payment is due.

Acting as a principal

A reporting Company is the principal in a transaction with an end consumer if it obtains control of the specified good or service before it is transferred to the end consumer. When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

a. A good or another asset from the other party that it then transfers to the customer.

b. A good from the other party that it then combines with other goods or services in providing the specific good to the customer.

Recent Accounting Pronouncements

See Note 2 of the notes to the consolidated financial statements included elsewhere in this annual report for a discussion of recently issued accounting standards.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Qingliang Hong	64	Executive Director and Chairman of the Board of Directors
Shaolin Hong	36	Chief Executive Officer
Pengyou Hong	55	Executive Director and Director of Finance and Administration
See Lien Low	50	Lead Independent Non-Executive Director
Ngo Yin Tsang	51	Independent Non-Executive Director
Boon Chiao Koh	45	Independent Non-Executive Director

The following is a brief biography of each of our executive officers and directors:

 Mr. Qingliang Hong has been our executive director since December 2006, and our chairman of the board of directors since August 2010. Mr. Qingliang Hong also served as our CEO from December 2006 to January 2023. Mr. Qingliang Hong is our co-founder and has played an instrumental role in managing the business, operations and strategic directions of Fuxing Group since our establishment in 1993. His responsibilities include formulating and executing business strategies and policies. He possesses substantial experience and knowledge of the zipper industry, having been involved with the zipper business for over 20 years. Prior to this, he was running his own zipper trading business. In 2000, Mr. Hong was named the Honorable Chairman of Zipper Industry Association of Fujian Province. Subsequently in 2003, he was also appointed the Vice Chairman of the Foreign Investment Enterprise Association of LongHu Town, Jinjiang City, Vice Chairman of Chamber of Commerce of Long Hu Town, Jinjiang City and Chairman of the Zipper Hardware Industry Association of Long Hu Town, Jinjiang City. Mr. Hong studied at the Fujian Jinjiang Yinglin Middle School from September 1972 to June 1975 and attended the CEO Seminar program at Peking University in May 2003.

Mr. Shaolin Hong has been our CEO since January 2023. From August 2011 to December 2013, he worked as the procurement manager at our subsidiary, Fookhing Zipper. From January 2014 to December 2022, he served as the general manager of Fookhing Zipper. Mr. Hong is the vice-chairman of Fujian Intelligent Manufacturing Promotion Association, a member of Fujian Jinjiang Municipal Association, a standing member of the 15th Executive Committee of Quanzhou Federation of Industry and Commerce (General Chamber of Commerce) as well as the Vice President of the 7th Council of Shenzhen Shanghai Chamber of Commerce and Association of Enterprises with Foreign Investment. From March 2017 to July 2019, Mr. Shaoxing Hong studied business management at Xi’an University of Electronic Science and Technology and received a diploma. He studied at Cheung Kong Graduate School of Business from September 2018 to October 2020 and received a program certificate. He also studied under the CKGSB Advanced Management Program at the Leonard N. Stern School of Business of New York University from September 9, 2019 to September 13, 2019 and received a program certificate.

Mr. Pengyou Hong has been our executive director since December 2006 and our Director of Finance and Administration since September 2022. He is responsible for all administration matters of Fuxing Group and also oversees the finance, budget and internal control matters of Fuxing Group. Mr. Hong started his career in 1990 in the finance department as an accountant of Fujian Fu Lian Manufacturing Co., Ltd until 1993. From January 1994 to December 2003, he took on the position of the Section Chief in Fookhing Zipper’s finance department. He later assumed the position of Financial Manager in 2004 and was subsequently appointed as Deputy General Manager in 2005 and took charge of all finance and administration matters. Mr. Hong graduated from Quanzhou Liming University with an education certificate in accounting in July 1990. He also obtained an education certificate in accounting from Wuhan Technological University in January 2008, as well as a degree certificate in business administration in January 2008. He was awarded China Famous Accountant by World Specialty International Center in 2001 and Senior Finance Manager by China Enterprises Association in 2005. He is a registered accountant with Jinjiang City Finance Bureau and a senior tax planner. He is a certified Senior Accountant by International Profession Certification Association, as well as a Certified Chief Accountant by China Association of Chief Accountants. He is admitted as an associate member of Association of International Accountants in 2022, and a fellow member of Association of International Accountants in 2023.

Mr. See Lien Low has been our lead independent non-executive director since January 1, 2024. Mr. Low serves as an independent director and a member of the Audit Committee of Miyoshi Limited, a company listed on the Singapore Stock Exchange. Mr. Low also has served as a partner at Baker Tilly TFW LLP since May 2021, where he is responsible for overseeing the audit work and the engagement teams in carrying out statutory audit engagements. From June 2012 to May 2021, he was a director at CLA Global TS (formerly Nexia TS Public Accounting Corporation), a public accounting and audit firm in Singapore. Prior to that, from December 2010 to April 2012, he served as a director at Screentech Display Pte Ltd. From September 1999 to November 2010, Mr. Low worked as an audit senior manager at PriceWaterhouseCoopers. He obtained his bachelor’s degree in accountancy from Nanyang Technological University in 1999. Mr. Low is a registered public accountant in Singapore, a practicing member of Institute of Singapore Chartered Accountants, a member of Singapore Institute of Directors, a member of ACRA’s Complaints and Disciplinary Committee, and a honorary treasurer of Singapore National Paralympic Council.

Ms. Ngo Yin Tsang has been our independent non-executive director since May 2024. Ms. Tsang has served as an independent director at Sunway International Holdings Limited (HKEX: 0058) since December 2024, a public company listed on the Hong Kong Stock Exchange engaging in the manufacturing and sale of construction materials, specifically concrete piles and related products. She has also served as an independent director of China Liberal Education Holdings Ltd (Nasdaq: CLUE) since May 2020, a public company listed on Nasdaq, providing educational services and products intended to address the needs of schools and students in China. Since June 2023, Ms. Tsang has been the company secretary and chief financial officer with HG Semiconductor Limited (HKEX: 6908), a public company listed on the Hong Kong Stock Exchange engaging in the design, development, manufacturing, subcontracting and sales of semiconductor products, including light-emitting diode lights, new generation of semiconductor gallium nitride chips and GaN device related application products in China. From November 2020 to May 2023, she was the company secretary and chief financial officer with DTXS Silk Road Investment Holdings Company Limited (HKEX: 620), a public company listed on the Hong Kong Stock Exchange engaging in auction business, winery, trading, property development and investment in China and Hong Kong. Since April 2014, Ms. Tsang has been the executive director of Good Talent Limited, a Hong Kong-based investment holding company. Since October 2021, Ms. Tsang has been acting as an independent director at Fu Shek Financial Holdings Limited (HKEX: 2263), a company providing securities trading services, placing and underwriting services, and investment advisory services in Hong Kong. From December 2016 to June 2021, Ms. Tsang was the independent non-executive director of Standard Development Group Limited (HKEX: 1867), a public company listed on the Hong Kong Stock Exchange engaging in interior renovation for residential, industrial and commercial properties in Hong Kong. Ms. Tsang has over 20 years of experience in auditing, accounting, corporate governance monitoring and financial management. Ms. Tsang holds a bachelor’s degree in Business Administration from Simon Fraser University in Canada in 1999, a bachelor’s degree in Law from Tsinghua University in the PRC in 2008, and a master’s degree in Law from the University of Wolverhampton in the United Kingdom in 2014. She is a member of the American Institute of Certified Public Accountants and also a member of the Hong Kong Institute of Certified Public Accountants.

Mr. Boon Chiao Koh has been our independent non-executive director since May 2024. Since January 2024, he has served as special counsel at Mishcon de Reya LLP. From May 2022 to December 2023, Mr. Koh served as the general counsel at Yangzijiang Financial Holding Ltd. Between March 2018 and December 2023, Mr. Koh served in a leadership role in the legal department of various companies, including Yangzijiang Financial Holding Ltd., EVYD Research Pte. Ltd., Digitrade Fintech Pte. Ltd., MindChamps PreSchool Singapore Pte. Ltd., ICHX Tech Pte. Ltd., and TenX Pte. Ltd. From March 2021 to September 2021, Mr. Koh served as an independent director at Camsing Healthcare Limited (SGX: BAC). From September 2019 to August 2022, Mr. Koh served as an independent director at Snack Empire Holdings Limited (HKEX: 1843). Mr. Koh received his bachelor’s degree in law from the National University of Singapore in 2005.

Under our Bye-laws, the shareholders of the Company may, by ordinary resolution, appoint a person to be a director of the Company either as an additional director or to fill a casual vacancy. Our board of directors may from time to time appoint a person as a director of the Company either to fill a casual vacancy or, where a maximum number of directors has been determined by our shareholders and the shareholders have authorized our board of directors to appoint additional directors, as an additional director of the Company. Our officers are appointed by and serve at the discretion of our board of directors. Our Bye-laws provide that each director shall retire from office at least once every three (3) years. However, a retiring director is eligible for re-election at the meeting at which he retires. A director who was appointed by the board of directors holds office until the next annual general meeting of the Company at which time such director shall retire and is eligible for re-election at that meeting. Our directors hold office until such time as they die, resign, retire, or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated if, among other things, the director resigns in writing, becomes bankrupt or has a receiving order made against him or suspends payment or makes any arrangement or composition with his/her creditors, or is found to be or becomes of unsound mind.

Family Relationships

Our director and chairman of the board of directors, Mr. Qingliang Hong, is the father of our CEO, Mr. Shaolin Hong.

B. Compensation

For the fiscal year ended March 31, 2025, we paid an aggregate of US$581,532 as compensation to our executive officers, and we paid an aggregate of US$76,282 to our directors as yearly directors’ fees. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our operating subsidiaries in China are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

Our board of directors, which is comprised of five directors, has been making all determinations regarding executive officer compensation from the inception of the Company.

C. Board Practices

Board of Directors

Our Bye-laws provide that our board of directors shall consist of not less than two directors and that shareholders may from time to time by ordinary resolution at a general meeting determine the maximum number of directors. Our board of directors consists of five directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Our board of directors is responsible for formulating strategy, corporate and capital structure, overseeing financial reporting and auditing, external communication, board appointments, compensation policy and maintenance of corporate governance standards. The board of directors is also responsible for ensuring that the necessary internal control mechanisms are in place to identify business, financial and operating risks and developing adequate structures and policies to mitigate those risks.

Terms of Directors and Executive Officers

Our Bye-laws provide that each director shall retire from office at least once every three (3) years. However, a retiring director is eligible for re-election at the meeting at which he retires. A director who was appointed by the board of directors holds office until the next annual general meeting of the Company at which time such director shall retire and is eligible for re-election at that meeting. All of our executive officers are appointed by, and serve at the discretion of, our board of directors.

Qualification

Our directors are not required under our Bye-laws to hold any shares of our Company by way of qualification.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to the employment agreements, we have agreed to employ each of our executive officers for three years, which term shall automatically continue from year to year unless terminated in accordance with the employment agreements. We and our executive officers may terminate the employment by giving not less than three (3) months’ notice in writing to each other. We may terminate the employment immediately for cause, for certain acts or conditions of the executive officer, including, but not limited to, our executive officers (i) committing any material or persistent breach of any of the provisions contained in the employment agreement; (ii) being guilty of any grave misconduct or willful neglect in the discharge of his duties thereunder; (iii) becoming bankrupt or make any arrangement or composition with his creditors; (iv) being guilty of conduct tending to bring himself or the Company into disrepute; (v) becoming of unsound mind; and (vi) being convicted of any criminal offence other than an offence which in the reasonable opinion of the board of directors that does not affect his position as the executive director of the Company. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We will enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a remuneration committee, and a nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. See Lien Low, Ms. Ngo Yin Tsang, and Mr. Boon Chiao Koh. Mr. See Lien Low is the chairperson of our audit committee. We have determined that Mr. See Lien Low, Ms. Ngo Yin Tsang, and Mr. Boon Chiao Koh satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. See Lien Low qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●

reviewing the financial reporting issues and judgements, so as to ensure the integrity of financial statements, and of announcements on the Company’s financial performance and recommend changes, if any, to the board of directors;

●

reviewing and reporting to the board of directors on the adequacy and effectiveness of the Company’s risk management and internal controls in relation to financial reporting and other financial-related risk and controls (and to the extent delegated to it by the board of directors);

●	reviewing the adequacy, effectiveness, independence, scope and results of the Company’s internal audit function;

●	reviewing the scope and results of the external audit, and the independence and objectivity of the external auditor;

●

reviewing the adequacy and effectiveness of the Company’s risk management and internal control systems for compliance with requisite laws and regulations and reporting to the board of directors with respect thereto;

●	ensuring that the Company has programs and policies in place to identify and prevent fraud;

●	overseeing the establishment and operation of the whistleblowing process in the Company; and

●	reviewing all related-party transactions.

Remuneration committee. Our remuneration committee consists of Ms. Ngo Yin Tsang, Mr. See Lien Low, and Mr. Boon Chiao Koh. Mr. Boon Chiao Koh is the chairperson of our remuneration committee. We have determined that each of Ms. Ngo Yin Tsang, Mr. See Lien Low, and Mr. Boon Chiao Koh satisfies the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The remuneration committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The remuneration committee is responsible for, among other things:

●	setting the remuneration policy for directors and key management personnel;

●	monitoring the level and structure of remuneration for key management personnel relative to the internal and external peers and competitors;

●	ensuring that the remuneration of the non-executive directors is appropriate to the level of contribution, taking into account factors such as effort, time spent, and responsibilities;

●	overseeing any major changes in employee benefits or remuneration structures;

●	reviewing the design of all long-term and short-term incentive plans for approval by the board and shareholders; and

●	setting performance measures and determine targets for any performance-related pay schemes operated by the Company.

Nominating committee. Our nominating committee consists of Mr. Boon Chiao Koh, Ms. Ngo Yin Tsang and Mr. See Lien Low. Ms. Ngo Yin Tsang is the chairperson of our nominating committee. We have determined that each of Mr. Boon Chiao Koh, Ms. Ngo Yin Tsang and Mr. See Lien Low satisfies the “independence” requirements of the Nasdaq listing rules. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

●	regularly and strategically reviewing the structure, size and composition (including the skills, gender, age, qualification, experience and diversity) of the board of directors and board committees;

●	identifying and nominating candidates to fill board vacancies as they occur;

●	recommending the membership of the board committees to the board;

●	reviews the independent status of non-executive directors;

●	developing the performance evaluation framework for the board of directors, the board committees and individual directors; and

●	reviewing and ensuring that there is a clear division of responsibilities between the Chairman and CEO of the Company in place.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of July 22, 2025 for:

●	each of our directors and executive officers who beneficially own our Ordinary Shares (individually and as a group); and

●	each person known to us to own beneficially more than 5% of our issued and outstanding Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 17,205,438 Ordinary Shares issued and outstanding as of July 22, 2025 (excluding 19,027,720 treasury shares).

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our issued and outstanding Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares, options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Qingliang Hong	10,068,640	58.52%
Shaolin Hong
Pengyou Hong	372,000	2.16%
See Lien Low	-	-
Ngo Yin Tsang	-	-
Boon Chiao Koh	-	-
All directors and executive officers as a group (6 individuals):	10,440,640	60.68%

5% Shareholders:
Qingliang Hong	10,068,640	58.52%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is Hangbian Industry Area Longhu Town, Jinjiang City Fujian Province, China 362241.

As of July 22, 2025, there was no holder of record of any of our issued and outstanding Ordinary Shares located in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

[Not applicable]

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

The relationship and the nature of related party transactions are summarized as follow:

During the fiscal year ended March 31, 2025, up to the date of this annual report, we engaged in the following transactions with our directors, executive officers, or holders of more than 5% of our issued and outstanding Ordinary Shares and their affiliates, which we refer to as our related parties:

Material Transactions with Related Parties

Due to related parties

	As of March 31,
Name of related parties	2025	2024
	US$’000	US$’000
Mr. Qingliang Hong	890	201

As of the date of this annual report, the amounts due to Mr. Qingliang Hong are US$1,454,492.

Mr. Qingliang Hong is the controlling shareholder of the Group. The amounts due to him are unsecured, interest-free loan and no specific repayment terms.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We are not currently a party to any material legal or administrative proceedings. We may, from time to time, be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Between the date of incorporation of our holding company in 2006 through to the date of this annual report, Fuxing China had distributed dividends to its shareholders or investors between 2008 and 2011, totaling approximately RMB122.66 million. Since 2012 through to the date of this annual report, we have not received any dividends or distributions from our subsidiaries, nor have we paid any dividends or distributions to our shareholders or U.S. investors. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the PFIC rules, the gross amount of distributions we make to shareholders with respect to our Ordinary Shares and to the depositary, as the registered holder of our Ordinary Shares represented by the ADSs (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Subject to our Bye-laws and the Bermuda Companies Act, our board of directors has discretion as to whether we will pay dividends in the future. Subject to our Bye-laws and the Bermuda Companies Act, our shareholders in general meeting may declare dividends to be paid to the shareholders of the Company but no dividend shall be declared in excess of the amount recommended by our board of directors. Under the Bermuda Companies Act, we may not declare or pay dividends if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due, or (b) the realizable value of our assets would thereby be less than our liabilities.

As a holding company with no material operations of our own, we will be dependent upon the receipt of funds from Jade Star or Fuxing HK. In order for us to pay dividends to our shareholders, we will rely on payments made from our PRC subsidiaries to Jade Star or Fuxing HK, and then the distribution of such payments to Fuxing China. PRC regulations currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. In addition, dividends distributed from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax.

PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. The PRC regulatory authority also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may encounter difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any.

The principal regulations governing the distribution of dividends by companies in the PRC include the Company Law of the PRC, which was promulgated by the SCNPC on December 29, 1993, and was most recently amended on December 29, 2023, with such amendment taking effect on July 1, 2024. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory common reserves, and may stop setting aside such after-tax profits after the aggregate amount of such funds reaches 50% of its registered capital. And for the purpose of avoiding misunderstanding, this portion of our PRC subsidiaries’ respective statutory common reserves are prohibited from being distributed to their shareholders as dividends, except in the event of liquidation. If the shareholders’ meeting or the board of directors distributes the profits to the shareholders by violating the above-mentioned provisions before the losses are made up and the statutory common reserves are drawn, the profits distributed shall be refunded to the Company. Upon contribution to the statutory common reserve using its after-tax profits, our PRC subsidiaries may also make further contribution to the discretionary common reserve using its after-tax profits in accordance with a resolution of the shareholders’ meeting. The above-mentioned common reserves shall be used to expanding the production and business scale, increase the registered capital or eliminate future losses in excess of retained earnings of the respective companies. According to the Company Law of the PRC, shareholders shall be distributed with the dividends based on the percentages of the capital that they actually contributed. The exception shall be given if all shareholders agree that they will not be distributed with the dividends based on the percentages of the capital that they contributed.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Jade Star and Fuxing HK may be considered as non-resident enterprises for tax purposes, so that any dividends paid by our PRC subsidiaries to Jade Star or Fuxing HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%.

Nevertheless, pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement”, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than a 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to any dividends paid by our PRC subsidiary Xiamen Industrial to Fuxing HK. If the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our operating subsidiaries in China, and dividends payable by our operating subsidiaries in China to our Hong Kong subsidiary may not qualify to enjoy certain treaty benefits.”

If we pay any dividends on our Ordinary Shares, we will pay those dividends which are payable in respect of the Ordinary Shares underlying the ADSs to the depositary, as the registered holder of such Ordinary Shares, and the depositary then will pay such amounts to the ADS holders in proportion to the number of Ordinary Shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

We have applied to list the ADSs representing our Ordinary Shares on the Nasdaq Capital Market. At this time, Nasdaq has not yet approved our application to list the ADSs and there is no guarantee or assurance that the ADSs will be approved for listing on Nasdaq.

B. Plan of Distribution

Not applicable.

C. Markets

We have applied to list the ADSs representing our Ordinary Shares on the Nasdaq Capital Market. At this time, Nasdaq has not yet approved our application to list the ADSs and there is no guarantee or assurance that the ADSs will be approved for listing on Nasdaq.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our memorandum of association, Exhibit 3.1, the description of our second amended and restated Bye-laws, Exhibit 3.2, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-278459), as amended, initially filed with the SEC on April 2, 2024.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

Fuxing China has been designated as non-resident of Bermuda for the purposes of the Exchange Control Act, 1972 and, as such, is free to acquire, hold and sell foreign currency and securities without restriction.

E. Taxation

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders.

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then amended on February 24, 2017 and December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008 and was amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in Bermuda and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Circular 82, which provides guidance on the determination of the tax residence status of a PRC-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Fuxing China does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a PRC-controlled offshore incorporated enterprise within the meaning of SAT Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Circular 82 to evaluate the tax residence status of Fuxing China and its subsidiaries organized outside of China.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Fuxing China, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Fuxing China and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear, however, whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC regulatory authority to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Provided that Fuxing China is not deemed to be a PRC resident enterprise, holders of the ADSs who are not PRC residents are not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7, and we may be required to expend valuable resources to comply with SAT Bulletin 7, or to establish that we should not be taxed under this Bulletin. See “Item 3. Key Information—D. Risk Factors-Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Hong Kong Taxation

In the opinion of Dentons Hong Kong LLP, our Hong Kong counsel, the following is a brief summary of the mechanism of profit tax in Hong Kong. Such summary is subject to changes in Hong Kong law.

Hong Kong adopts a territorial basis for taxing profits derived from a trade, profession, or business carried on in Hong Kong. Profits tax is only charged on profits which arise in or are derived from Hong Kong. In simple terms, this means that a person who carries on a business in Hong Kong but derives profits from another place is not required to pay tax in Hong Kong on those profits.

Since the year of tax assessment 2008/09, subject to waiver in certain years of assessment, the profit tax rate for corporations is 16.5%. A two-tiered profits tax rates regime was introduced for the year of assessment 2018/19 onwards. Under such regime, the profits tax rate for the first HK$2 million of assessable profits for corporations will be lowered to 8.25%, and the assessable profits above HK$2 million will continue to be subject to the tax rate of 16.5%. All entities with profits chargeable to profits tax in Hong Kong would qualify for the two-tiered profits tax rates, except for two or more connected entities, only one of them may elect the two-tiered rates. If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates.

An entity is a connected entity of another entity if (i) one of them has control over the other, or (ii) both of them are under the control of the same entity. Generally, an entity has control over another entity if the first-mentioned entity, whether directly or indirectly through one or more than one other entity, (a) owns or controls more than 50% in aggregate of the issued share capital of the latter entity; (b) is entitled to exercise or control the exercise of more than 50% in aggregate of the voting rights in the latter entity; or (c) is entitled to more than 50% in aggregate of the capital or profits of the latter entity.

We are the ultimate holding company of Fuxing HK and Fook Hing Trading. We take the view that Fuxing HK and Fook Hing Trading are connected parties, and therefore only one of the two entities may elect the aforesaid two-tiered profits tax rates.

Bermuda Taxation

Bermuda enacted the Corporate Income Tax Act 2023 on 27 December 2023 (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups with consolidated annual revenue of at least EUR 750 million in at least two of the four preceding fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15% of the net taxable income of such constituent entities as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). No tax is chargeable under the CIT Act until fiscal years starting on or after 1 January 2025.

At the present time, there is no Bermuda withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us in respect of our Ordinary Shares (including Ordinary Shares represented by the ADSs). Our Company has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, such tax will not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. However, a Bermuda constituent entity’s liability for tax pursuant to the CIT Act shall apply notwithstanding any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966. In addition, given the limited duration of the assurance by the Minister of Finance, it cannot be certain that our Company or our shareholders will not be subject to any Bermuda taxes after March 31, 2035.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES OR THE ADSS TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF OUR ORDINARY SHARES OR THE ADSS.

The following brief summary does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares or the ADSs as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares or the ADSs);

●	persons who acquired our Ordinary Shares or the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares or ADSs through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares or the ADSs; or

●	persons holding our Ordinary Shares or the ADSs through a trust.

The brief discussion set forth below is addressed only to U.S. Holders (defined below) that will purchase the ADSs in our IPO. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares or the ADSs.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares or ADSs

The following brief summary sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares and the ADSs. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and the ADSs and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This brief description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares, or the ADSs or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares or ADSs as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares or the ADSs and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares or the ADSs, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares or the ADSs are urged to consult their tax advisors regarding an investment in our Ordinary Shares or the ADSs.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See Section 7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

●	The actual days in the United States in the current year; plus

●	One-third of his or her days in the United States in the immediately preceding year; plus

●	One-sixth of his or her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on our Ordinary Shares or the ADSs

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares or the ADSs (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ADSs are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. There is an income tax treaty between the United States and Bermuda, and also the ADSs are intended to be tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, the ADSs are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares or the ADSs will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. During the fiscal year ended March 31, 2025, the Company did not distribute any dividends to its shareholders.

Taxation of Dispositions of Ordinary Shares or the ADSs

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares or the ADSs. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares or the ADSs for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we anticipate to raise in our IPO will be generally considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares or the ADSs from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, for the current year end, we are not a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. However, there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on the amount of cash we raise in the anticipated IPO, together with any other assets held for the production of passive income, it is possible that, for our future  taxable years, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test are generally determined based on the market price of our Ordinary Shares or the ADSs and because cash is generally considered to be an asset held for the production of passive income, our PFIC status depends in large part on the market price of our Ordinary Shares or the ADSs and the amount of cash we raise in the anticipated IPO. Accordingly, fluctuations in the market price of the Ordinary Shares or the ADSs may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the anticipated IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares or the ADSs from time to time and the amount of cash we raise in the anticipated IPO) that may not be within our control. If we are a PFIC for any year during which you hold our Ordinary Shares or the ADSs, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares or the ADSs. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares or the ADSs.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares or the ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares or the ADSs, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares or the ADSs will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares or the ADSs;

●

the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●

the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares or the ADSs cannot be treated as capital, even if you hold the Ordinary Shares or the ADSs as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares or the ADSs and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares or the ADSs as of the close of such taxable year over your adjusted basis in such Ordinary Shares or the ADSs, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares or the ADSs over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares or the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares or the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares or the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares or the ADSs. Your basis in the Ordinary Shares or the ADSs will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “-Taxation of Dividends and Other Distributions on our Ordinary Shares or the ADSs” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ADSs are regularly traded on the Nasdaq Capital Market and if you are a holder of the ADSs, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares or the ADSs in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares or the ADSs, including regarding distributions received on the Ordinary Shares or the ADSs and any gain realized on the disposition of the Ordinary Shares or the ADSs.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares or the ADSs, then such Ordinary Shares or ADSs will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares or ADSs at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares or the ADSs on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares or the ADSs for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares or the ADSs when inherited from a decedent that was previously a holder of our Ordinary Shares or the ADSs. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares or the ADSs, or a mark-to-market election and ownership of those Ordinary Shares or the ADSs are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares or ADSs from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares or the ADSs.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares or the ADSs and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares or the ADSs and proceeds from the sale, exchange or redemption of our Ordinary Shares or the ADSs may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares or the ADSs, subject to certain exceptions (including an exception for Ordinary Shares or the ADSs held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares or the ADSs.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-278459), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

No applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents 15 Ordinary Shares (or a right to receive 15 Ordinary Shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Singapore. Each ADS also represents any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered and its principal executive office is located at 240 Greenwich Street, New York, New York 10286.

The form of deposit agreement for the ADSs and the form of ADRs that represents an ADS have been incorporated by reference as exhibits to this annual report.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or underlying Ordinary shares represented by the ADSs, such as stock transfer taxes, stamp duty or withholding taxes

As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

This “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-278459) for our IPO, which was declared effective by the SEC on May 28, 2025. As of the date of this annual report, we have not yet consummated our IPO.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Director of Finance and Administration, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2025. Based on that evaluation, our Chief Executive Officer and Director of Finance and Administration concluded that our disclosure controls and procedures as of March 31, 2025 were ineffective. In the course of preparing our consolidated financial statements as of and for the fiscal year ended March 31, 2025 and in the course of auditing our consolidated financial statements as of and for the fiscal year ended March 31, 2025, we and our independent registered public accounting firm identified two material weakness in our internal control over financial reporting as of March 31, 2025, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB). The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) certain audit adjustments were proposed by the auditor and recorded by the Company into the financial statements. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) strengthening corporate governance.

We are fully committed to the implementation of these and other measures to remediate the material weakness in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors— Risks Relating to the ADSs and the Trading Market—If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm, as permitted by the transition period established by rules of the SEC for newly public companies. Even though management’s report on internal control over financial reporting is not required, we and our independent registered public accounting firm identified two material weakness in our internal control over financial reporting as of March 31, 2025. See “Item 15. Controls and Procedures— Disclosure Controls and Procedures.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. See Lien Low qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. See Lien Low, Ms. Ngo Yin Tsang, and Mr. Boon Chiao Koh satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Onestop Assurance PAC, our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Audit fees(1)	$265,000	$212,500	$367,500
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$265,000	$212,500	$367,500

(1)

Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for (i) the audit of our annual financial statements; or (ii) the audits of our financial statements and review of the interim financial statements in connection with our IPO.

(2)

All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by Onestop Assurance PAC in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by Onestop Assurance PAC.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 28, 2025 (Singapore time), in anticipation of the closing of our proposed IPO, the Company issued 18,750,000 Ordinary Shares (the “Underlying Shares”), which were deposited with the Central Depositary (Pte) Limited and HSBC (Singapore) Nominees Pte Ltd, as custodian holding the Underlying Shares on behalf of the ADS depositary. However, the IPO was not consummated, as the Company was unable to obtain in a timely manner a written response from the CSRC regarding an update to the CSRC’s prior approval for the proposed IPO. On July 14, 2025, the Underlying Shares were transferred back to the Company and, as of the date of this annual report, are held as treasury shares.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a Bermuda company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Bermuda, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required for U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal to 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (ii) issuances or potential issuances that will result in a change of control (Rule 5635(b)); (iii) issuances in connection with equity compensation arrangements (Rule 5635(c)); and (iv) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)). Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Bermuda Companies Act does not require shareholder approval to be obtained prior to any of the foregoing types of issuances. We may be required under the listing rules of the SGX-ST and/or our Bye-laws to obtain shareholder approval prior to entering into a transaction with the potential to issue securities as described above. We intend to comply with the requirements of Nasdaq listing rules, SGX-ST listing rules and our Bye-laws in determining whether shareholder approval is required on such matters. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. We are not required by the corporate governance practice in our home country, Bermuda, to have a majority of our board of directors consisting of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and, as a result, the level of board oversight on the management of our Company may be less than if a majority of our board consisted of independent directors.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

The Company currently has an informal cybersecurity policy. As of the date of this annual report, our board of directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risk. The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and report material cybersecurity incidents to the board. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. As of the date of this annual report, there have been no cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Fuxing China Group Limited, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1

Memorandum of Association (incorporated herein by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-278459), as amended, initially filed with the Securities and Exchange Commission on April 2, 2024)

1.2

Second Amended and Restated Bye-laws (incorporated herein by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-278459), as amended, initially filed with the Securities and Exchange Commission on April 2, 2024)

2.1*	Specimen Certificate for Ordinary Shares
2.2*	Description of Securities
2.3	Form of American Depositary Receipt (included in Exhibit 2.4)
2.4

Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the owners and holders of ADSs issued hereunder (incorporated herein by reference to Exhibit 4.4 of the Registration Statement on Form F-1 (File No. 333-278459), as amended, initially filed with the Securities and Exchange Commission on April 2, 2024)

4.1

Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 of the Registration Statement on Form F-1 (File No. 333-278459), as amended, initially filed with the Securities and Exchange Commission on April 2, 2024)

4.2

Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.2 of the Registration Statement on Form F-1 (File No. 333-278459), as amended, initially filed with the Securities and Exchange Commission on April 2, 2024)

4.3

English translation of Share Transfer Agreement by and between Jade Star Group Holdings Limited and Liansheng (Jinjiang) New Materials Group Co., Ltd., dated December 11, 2024 (incorporated herein by reference to Exhibit 10.3 of the Registration Statement on Form F-1 (File No. 333-278459), as amended, initially filed with the Securities and Exchange Commission on April 2, 2024)

8.1

List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 of the Registration Statement on Form F-1 (File No. 333-278459), as amended, initially filed with the Securities and Exchange Commission on April 2, 2024)

11.1

Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 of the Registration Statement on Form F-1 (File No. 333-278459), as amended, initially filed with the Securities and Exchange Commission on April 2, 2024)

11.2*	Insider Trading Compliance Manual of the Company
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy of the Company
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Fuxing China Group Limited

	By:	/s/ Shaolin Hong
Shaolin Hong
Chief Executive Officer (Principal Executive Officer)

Date: July 31, 2025

INDEX TO FINANCIAL STATEMENTS

FUXING CHINA GROUP LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Fuxing China Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fuxing China Group Limited and its subsidiaries (collectively the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of income and comprehensive loss, changes in shareholders’ equity, and cash flows in each of the years in the three-year period ended March 31, 2025, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows in each of the years in the three-year period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore

July 31, 2025

PCAOB ID No.: 6732

 FUXING CHINA GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or as otherwise noted)

	As of March 31,
	2025	2024
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	22,401	16,951
Restricted cash	3,000	5,033
Accounts receivable, net	28,862	27,722
Prepaid expenses and other current assets, net	10,582	15,971
Inventories	11,009	13,417
Total current assets	75,854	79,094

Property, plant and equipment, net	43,192	46,985
Prepayment	2,698	2,730
Intangible assets, net	3,418	3,670
Operating lease Right-of-Use Asset	18	-
Deferred offering cost	1,944	1,606
Total non-current assets	51,270	54,991
TOTAL ASSETS	127,124	134,085

Liabilities
Current liabilities:
Bank loans – current	25,315	31,686
Accounts payable	3,265	3,195
Accrued expenses and other payables	7,306	6,395
Amount due to a director	890	201
Income taxes payable	324	396
Current operating lease liabilities	12	-
Total current liabilities	37,112	41,873

Long-term operating lease liabilities	6	-
Deferred tax liabilities	1,256	1,273
Total non-current liabilities	1,262	1,273

TOTAL LIABILITIES	38,374	43,146

Commitments and contingencies (Note 18)
Shareholders’ equity
Ordinary shares *SG$5.00 par value per share; 40,000,000 authorized as of March 31, 2024; SG$0.02 par value per share, 10,000,000,000 authorized as of March 31, 2025. 17,205,438 shares issued and outstanding as of March 31, 2024 and 2025	436	436
Additional paid-in capital	108,399	108,399
Treasury shares, at cost (represented 277,720 ordinary shares)	(903)	(903)
Statutory reserve	9,578	9,499
Merger reserve	(11,031)	(11,031)
Accumulated deficits	(16,870)	(16,165)
Accumulated other comprehensive income (loss)	(1,016)	597
Total shareholders’ equity	88,593	90,832
Non-controlling interests	157	107
TOTAL EQUITY	88,750	90,939

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	127,124	134,085

* As of the date of this annual report, our authorized share capital is S$200,000,000, divided into 10,000,000,000 ordinary shares with a par value of S$0.02 per share. On December 23, 2024, shareholders approved a capital reorganization, effective December 24, 2024, which reduced the par value of each ordinary share from S$5.00 to S$0.02 and increased the authorized share capital from 40,000,000 to 10,000,000,000 shares. This reorganization did not constitute a stock split, as it did not alter the number of issued and outstanding shares, which remained at 17,205,438 ordinary shares (excluding 19,027,720 treasury shares) as of the date of this annual report. The par value reduction had no impact on the total number of issued shares or shareholder ownership proportions.

The accompanying notes are an integral part of these consolidated financial statements.

FUXING CHINA GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amount in thousands, except for share and per share data, or as otherwise noted)

	For the years ended March 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Revenues	106,000	106,328	120,794
Cost of revenues	(99,084)	(99,878)	(113,559)
Gross profit	6,916	6,450	7,235

Operating expenses:
Selling and distribution expenses	(1,647)	(1,873)	(1,761)
General and administrative expenses	(6,308)	(4,285)	(5,339)
Total operating expenses	(7,955)	(6,158)	(7,100)

Income (loss) from operations	(1,039)	292	135

Other income (expenses):
Interest expense, net	(775)	(1,570)	(1,508)
Other income	6,003	7,205	8,790
Other expense	(4,472)	(4,574)	(5,613)
Total other income, net	756	1,061	1,669

Income (loss) before tax expense	(283)	1,353	1,804
Income tax expense	(290)	(297)	(211)
Net income (loss)	(573)	1,056	1,593
Other comprehensive income (loss)
Foreign currency translation loss, net of taxes	(1,613)	(2,633)	(9,017)
Total comprehensive loss	(2,186)	(1,577)	(7,424)

Profit attributable to:
- Equity holders of the Company	(626)	991	1,533
- Non-controlling interests	53	65	60
	(573)	1,056	1,593
Total comprehensive income / (loss) attributable to:
- Equity holders of the Company	(2,238)	(1,640)	(7,484)
- Non-controlling interests	52	63	60
	(2,186)	(1,577)	(7,424)
Earnings per share
Basic and diluted	(0.03)	0.06	0.09
Weighted average number of ordinary shares used in computing earnings per share
Basic and diluted	17,205,438	17,205,438	17,205,438

The accompanying notes are an integral part of these consolidated financial statements.

FUXING CHINA GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or as otherwise noted)

	Share	Share capital	Additional paid-in capital	Treasury shares	Statutory Reserve	Merger reserve	Accumulated other comprehensive income	Accumulated deficit	Non-controlling interests	Total equity
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at April 1, 2022	17,205,438	436	108,399	(903)	9,379	(11,031)	12,247	(18,569)	34	99,992
Net income	-	-	-	-	-	-	-	1,533	60	1,593
Foreign currency translation adjustment	-	-	-	-	-	-	(9,017)	-	-	(9,017)
Dividend paid to non-controlling interest	-	-	-	-	-	-	-	-	(33)	(33)
Balance at March 31, 2023	17,205,438	436	108,399	(903)	9,379	(11,031)	3,230	(17,036)	61	92,535

Balance at April 1, 2023	17,205,438	436	108,399	(903)	9,379	(11,031)	3,230	(17,036)	61	92,535
Net income	-	-	-	-	-	-	-	991	65	1,056
Foreign currency translation adjustment	-	-	-	-	-	-	(2,633)	-	(3)	(2,636)
Dividend paid to non-controlling interest	-	-	-	-	-	-	-	-	(16)	(16)
Appropriation of statutory surplus reserves	-	-	-	-	120	-	-	(120)	-	-
Balance at March 31, 2024	17,205,438	436	108,399	(903)	9,499	(11,031)	597	(16,165)	107	90,939

Balance at April 1, 2024	17,205,438	436	108,399	(903)	9,499	(11,031)	597	(16,165)	107	90,939
Net income (loss)	-	-	-	-	-	-	-	(626)	53	(573)
Foreign currency translation adjustment	-	-	-	-	-	-	(1,613)	-	(2)	(1,615)
Dividend paid to non-controlling interest	-	-	-	-	-	-	-	-	(1)	(1)
Appropriation of statutory surplus reserves	-	-	-	-	79	-	-	(79)	-	-
Balance at March 31, 2025	17,205,438	436	108,399	(903)	9,578	(11,031)	(1,016)	(16,870)	157	88,750

The accompanying notes are an integral part of these consolidated financial statements.

FUXING CHINA GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or as otherwise noted)

	For the years ended March 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Net income (loss)	(573)	1,056	1,593
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	5,690	5,849	5,955
Loss on disposal of property, plant and equipment	72	442	822
Amortization of land use rights	127	127	132
Amortization of other intangible assets	84	7	-
Amortization of right-of-use asset	5	-	-
Allowance for credit loss	(263)	(1,709)	(1,428)
Deferred income taxes	(18)	(42)	-
Changes in operating assets and liabilities:
Inventories	2,408	(1,284)	(151)
Trade receivables	55	5,896	1,814
Prepaid expenses and other current assets	4,457	(126)	4,948
Other non-current assets	(23)	-	-
Accounts and bills payable	69	(1,097)	1,888
Other payable and accruals	911	(2,101)	(1,599)
Income tax payable	(72)	(3)	-
Amount due to a director	689	1	(60)
Operating lease liabilities	18	-	-
Net cash provided by operating activities	13,636	7,016	13,914

Purchase of property, plant, and equipment	(2,535)	(1,069)	(2,515)
Purchase of intangible assets	-	(423)	-
Net cash used in investing activities	(2,535)	(1,492)	(2,515)

Dividend paid to non-controlling interest	(1)	(16)	(33)
Payments of deferred offering cost	(338)	(929)	(445)
Proceeds from short-term loans	55,168	57,075	70,067
Repayment of short-term loans	(61,541)	(64,262)	(70,647)
Net cash used in financing activities	(6,712)	(8,132)	(1,058)

Net change in cash and cash equivalents and restricted cash	4,389	(2,608)	10,341
Cash, cash equivalents and restricted cash, at the beginning of the year	21,984	26,649	28,309
Impact of exchange rates on cash, cash equivalents and restricted cash	(972)	(2,057)	(12,001)
Cash and cash equivalents and restricted cash, at the end of the year	25,401	21,984	26,649

Supplemental disclosure of cash flow information:
Cash paid for interest expense	1,278	1,508	1,660
Cash paid for income tax	350	243	295

The accompanying notes are an integral part of these consolidated financial statements.

FUXING CHINA GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Fuxing China Group Limited (“Fuxing China”) was incorporated and domiciled as an exempted company in Bermuda and is listed on the Mainboard of the Singapore Exchange Securities Trading Limited (“SGX-ST”). The principal activity of the Company is that of investment holding.

The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and the principal executive office of the Company is located at Hangbian Industry Area, Longhu Town, Jinjiang City, Fujian Province, People’s Republic of China (the “PRC”).

The Company, through its operating subsidiaries in mainland China and Hong Kong (collectively, the “Company”), is principally engaged in the production and sale of zipper sliders and zipper chains, trading of textile raw and auxiliary materials used in zipper production and provision of zipper processing services.

Details of the subsidiaries of the Company are set out below:

Name	Country of incorporation	Principal activities	Effective equity held by the Company
			2025	2024
			%	%
Held by the Company
Jade Star Group Holdings Limited (“Jade Star”)	British Virgin Islands	Investment holding	100	100
Fuxing China Group Limited (HK) (“Fuxing HK”)	Hong Kong	Investment holding, to facilitate the application of the State-owned Land Use Right Certificate in respect of the Land Parcel	100	100
Held through Jade Star
Jinjiang Fookhing Zipper Co., Ltd. (“Fookhing Zipper”)	PRC	Production and sale of finished zippers and zipper chains	100	100
Jinjiang Fuxing Dress Co., Ltd. (“Fuxing Dress”)	PRC	Production and sale of zipper sliders	100	100
Fook Hing Group Trading Company Limited (“Fook Hing Trading”)	Hong Kong	Trading of textile raw and auxiliary materials for textile sector	100	100
Jinjiang Fulong Zipper and Weaving Co., Ltd. (“Fulong Zipper”)	PRC	Color dyeing of fabric tapes for zippers	100	100
* Jinjiang Jianxin Weaving Co., Ltd. (“Jianxin Weaving”)	PRC	Manufacturing and sales of dyed yarn	100	100
Jinjiang Fuxin Electroplating Co., Ltd. (“Fuxin Electroplating”)	PRC	Provision of electroplating services for zipper sliders	100	100
Xiamen Xinfuxing Industrial Co., Ltd. (“Xiamen Industrial”)	PRC	Real estate development	100	100
Held through Xiamen Industrial
Xiamen Xinfuxing Property Management Co., Ltd. (“Xiamen Property”)	PRC	To handle property management and realtor services for the Company’s Xiamen headquarters	80	80

* On July 31, 2025, the shareholders of Fuxing China approved the resolutions to dispose the entire equity interest held by the Company’s wholly owned subsidiary, Jade Star, in Jianxin Weaving.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

(b)  Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statements of operations and comprehensive income as an allocation of the total income for the year between non-controlling interest holders and the shareholders of the Company.

(c) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property, plant and equipment, valuation allowance for deferred tax assets, fair value of financial instruments, and contingencies. Actual results could vary from the estimates and assumptions that were used.

(d) Risks and uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the economy in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The COVID-19 pandemic has brought about an unprecedented challenge for many entities, with increased uncertainty in the global economy. Although COVID-19 is no longer classified as a pandemic by the World Health Organization as of the date of this annual report, the Company is unable to provide a quantitative estimate of the potential impact of any resurgence COVID-19 may have on the Company in the future. The Company continues to monitor and evaluate any possible impact on the Company’s business and will consider implementation of various measures to mitigate the effects arising from COVID-19should they arise. Based on management’s latest assessment, there is no indicator that the going concern assumption used by the Company in preparing the financial statement is inappropriate.

(e) Foreign currency translation and transaction

The accompanying consolidated financial statements are presented in United States dollars (“$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiaries are in Renminbi (“RMB”) except for Fuxing HK and Fook Hing Trading of which functional currency are in Hong Kong dollars (“HKD”).

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive loss as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of income and comprehensive income as other income (other expenses). The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

The value of foreign currencies, namely Renminbi and Hong Kong dollar, may fluctuate against the United States dollar. Any significant variations of the aforementioned currencies relative to the United States dollar may materially affect the Company’s financial condition in terms of reporting in RMB. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	As of March 31,
	2025	2024	2023
RMB to USD Year End	7.1782	7.0950	6.8676
RMB to USD Average Rate	7.1391	7.1080	6.8516
HKD to USD Year End	7.7785	7.8264	7.8499
HKD to USD Average Rate	7.7925	7.8238	7.8389

(f)  Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

•

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, financial instruments, deferred financing costs, bank loans, accounts payable and accruals and are financial assets and liabilities. Cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other currents, accounts payable and accruals are subject to fair value measurement; however, because of their being short term in nature management believes their carrying values approximate their fair value. Financial instruments are fair value financial assets that are marked to fair value and are accounted for under as Level 3 under the above hierarchy. The Company accounts for bank loans at amortized cost and has elected NOT to account for them under the fair value hierarchy.

(g) Related parties

The Company follows subtopic 850-10 of the FASB ASC for the identification of related parties and disclosure of related party transactions. Pursuant to Section 850-10-20, related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the FV option under the FV Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(i) Restricted cash

Restricted cash consists of bank deposits that are pledged to the bank as security for outstanding loans and bank borrowings. The outstanding balance for restricted cash was $3,000,000 and $5,033,000 as of March 31, 2025 and 2024, respectively.

(j) Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit losses on such receivables. The allowance for credit losses is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

Accounts receivable is recorded at the sales price of products sold to customers on trade credit terms. We establish a valuation allowance to reflect our best estimate of expected losses inherent in our accounts receivable balance. The allowance is based on our evaluation of the aging of the receivables, historical write-offs, the current economic environment and communications with the customer. We write off individual accounts against the allowance when we no longer believe that it is probable that we will collect the receivable because we become aware of a customer’s inability to meet its financial obligations.

(k) Advances to Suppliers

Advances to suppliers refer to advances for the purchase of materials or services, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered impaired.

(l) Advances from Customers

Advances from customers refer to advances received from customers, which are applied against accounts receivable when products are sold.

(m) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average principle, and includes direct materials and, where applicable, direct labor costs and those overheads incurred in bringing them to their existing location and condition. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

(n) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Plant and machinery	5 to 10 years
Buildings	20 years
Motor vehicles	5 to 10 years
Office equipment	5 years

Expenditure for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditure for major renewals and betterment that substantially extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

Work in progress in property, plant and equipment is in the course of construction for production or for its own use purposes. Work in progress is stated at cost less accumulated impairment losses. Cost includes all construction expenditure and other direct costs, including interest costs, attributable to such projects. Costs on completed construction works are transferred to the appropriate asset category. No depreciation is provided in respect of work in progress until it is completed and ready for its intended use.

(o) Intangible assets, net

The Company’s intangible assets are stated at cost less accumulated amortization and impairment, if any, and amortized on a straight-line basis over the estimated useful lives of the assets.

Category	Estimated useful lives
Patent	7 years
Software	5 years
Customer base	10 years
Operating license	22 years
Land use rights	23-35 years

(p) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of March 31, 2024 and 2025.

(q) Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(r) Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company currently generates its revenue from the following main sources:

Revenue from goods sold and services provided

The Company is principally in the business of production and trading of zipper products and provision of related processing services. Revenue from contracts with its customers is recognized when or as the Company satisfies a performance obligation by transferring a promised good or service generated in the ordinary course of the Company’s activities to its customer, at a transaction price that reflects the consideration the Company expects to be entitled in exchange for the goods or service and that is allocated to that performance obligation. The goods or service is transferred when or as the customer obtains control of the goods or service. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied Purchase Order (“PO”).

The transaction price is allocated to each PO in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Sales of goods

We recognize revenue for our goods sold when we have satisfied a performance obligation by transferring control of a promised good to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation, which is the amount of the consideration in the contract to which our Company expects to be entitled in exchange for transferring the promised goods or services.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation.

Processing services

Revenue from processing services is recognized at a point in time when the end customer receives the service (i.e. when the service is performed in accordance with the applicable terms and conditions). A corresponding receivable is recognized for the consideration that is unconditional when only the passage of time is required before the payment is due.

Acting as a principal

A reporting company is the principal in a transaction with an end consumer if it obtains control of the specified good or service before it is transferred to the end consumer.

When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

a.	A good or another asset from the other party that it then transfers to the customer.

b.	A good from the other party that it then combines with other goods or services in providing the specific good to the customer.

(s) Cost of revenue

Cost of revenue mainly consists of raw material costs, labor costs, sub-contracting costs and production overhead.

(t) Selling and marketing expenses

Selling expenses mainly consists of promotion and marketing expenses and transportation expenses. The Company does not carry any capitalized contract acquisition costs that would be amortized to its results of operations over time, and potential expenses related to customer and contract acquisitions costs if any are accounted for as periodic costs.

(u) General and administrative expenses

General and administrative expenses mainly consist of staff-related cost, depreciation, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees, property and related expenses, research and development expenses, other miscellaneous administrative expenses.

(v) Operating leases-lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease revenue.

(w) Operating leases-lessee

In evaluating whether an agreement constitutes a lease upon adoption of the new lease accounting standard ASC 842, the Company reviews the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. The Company categorizes leases with contractual terms longer than twelve months as either operating or finance lease at the commencement date of a lease. All the leases of the Company are operating leases. The Company also elected the short-term lease exemption for all contracts with an original lease term of 12 months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. The Company’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The discount rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate (“IBR”) or the rate implicit in the lease if available. The IBR is a hypothetical rate based on the Company’s understanding of what its credit rating would be to borrow and resulting interest the Company would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

Operating lease assets are included within operating lease right-of-use assets, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets.

(x) Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended March 31, 2024 and 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(y) Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(z) Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in shareholders’ equity during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(aa) Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

(bb) Concentration of credit risks

Financial instruments that potentially expose the Company to credit concentration risks primarily include cash and cash equivalents, restricted cash, and notes receivable. The Company deposits its cash and cash equivalents with high-quality financial institutions.

The Company performs credit assessments of customers and generally does not require collateral or other security from them. The Company evaluates historical collection trends and aging balances to determine the necessity of an allowance for credit losses. Additionally, the Company conducts periodic reviews of customers’ financial conditions and payment practices to mitigate collection risks associated with accounts receivable.

Concentration of customers

The following customers accounted for 10% or more of total revenue for the fiscal years ended March 31, 2023, 2024 and 2025:

	For the years ended March 31,
	2025	2024	2023
Customer A	18%	13%	14%
Customer B	*	16%	13%
Customer C	*	11%	13%
Customer D	*	11%	*

The following customers accounted for 10% or more of the Company’s net accounts receivable as of March 31, 2024 and 2025:

	As of March 31,
	2025	2024
Customer A	33%	26%
Customer C	10%	16%
Customer D	12%	15%

Concentration of suppliers

The following suppliers accounted for 10% or more of total purchases for the fiscal years ended March 31, 2023, 2024 and 2025:

	For the years ended March 31,
	2025	2024	2023
Supplier A	22%	*	*
Supplier B	*	10%	*
Supplier C	10%	*	*
Supplier D	*	12%	10%
Supplier E	12%	*	*

* Represent percentage less than 10%

(cc) Statutory Reserves

In accordance with the Company Law of the People’s Republic of China (PRC) applicable to the subsidiaries located in mainland China, the subsidiary is required to make appropriation to a Statutory Reserve Fund (SRF). At least 10% of the statutory after-tax profits as determined in accordance with the applicable PRC accounting standards and regulations must be allocated to the SRF until the cumulative total of the reserve fund reaches 50% of the subsidiary’s registered capital. Subject to approval from the relevant PRC authorities, the SRF may be used to offset any accumulated losses or increase the registered capital of the subsidiary. The SRF is not available for dividend distribution to shareholders.

(dd) Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jump start Our Business Start-ups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE), which requires new disclosures to disaggregate prescribed natural expenses underlying any income statement caption. This ASU is effective for annual periods in fiscal years beginning after December 15, 2026, and interim periods thereafter. Early adoption is permitted. The ASU applies on a prospective basis for periods beginning after the effective date. However, retrospective application to any or all prior periods presented is permitted. The Company is currently evaluating the impact of adoption of this standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, “Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments,” which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments also clarify some specific applications of induced conversion guidance and that the guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Company for the year ending March 31, 2027. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03 (issued November 4, 2024) on expense disaggregation disclosures. ASU 2024-03 initially stated it would take effect for public entities in annual periods starting after December 15, 2026, and interim periods starting after December 15, 2027. However, non-calendar year-end entities (with fiscal years not ending December 31) faced ambiguity—interpreting the original guidance as requiring adoption in an interim period rather than an annual period. ASU 2025-01 clarifies the FASB’s intent: all public entities must first adopt the disclosure requirements in the first annual period starting after December 15, 2026, with interim adoption in periods starting after December 15, 2027. The Company does not expect this standard to impact its consolidated financial statements.

In January 2025, the FASB issued ASU 2025-02, Liabilities (Topic 405) — Amendments Related to Classification and Disclosure of Certain Liabilities. This update revises the guidance on classifying and disclosing specific liabilities (e.g., obligations related to crypto assets, contingent liabilities arising from contractual commitments), aiming to enhance transparency about the nature, measurement, and risks of such liabilities. ASU 2025-02 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted. The Company is evaluating the impact of this update on its consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of March 31,
	2025	2024
	US$’000	US$’000
Accounts receivable	34,638	33,747
Less: allowance for credit losses	(5,776)	(6,025)
Accounts receivable, net	28,862	27,722

The movements in the allowance for credit loss for the years ended March 31, 2025, 2024 and 2023 were as follows:

	For the years ended March 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Balance at beginning of the period	6,025	7,574	9,754
Additions	2	81	-
Exchange difference on opening balance	(69)	(237)	(752)
Credit to profit or loss	(182)	(1,393)	(1,428)
Balance at end of the period	5,776	6,025	7,574

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,
	2025	2024
	US$’000	US$’000
Current assets
Prepayment	9,300	12,682
Less: provision for allowance	(1,236)	(1,335)
	8,064	11,347
Notes receivable	58	1,073
Other receivables	2,460	3,551
	10,582	15,971
Non-current assets
Prepayment	2,698	2,730

Prepayments classified in current assets represent advance payments made for raw materials and for property, plant, and equipment.

Prepayment classified in non-current assets is the amount representing the down payment paid for one sewerage engineering project for the processing segment to improve the sewage water discharge process so as to comply with the stringent environmental laws. This was incurred in the ordinary course of business on normal commercial terms. Upon completion of the project, the amount will be charged to the profit and loss, thus the recoverability assessment is not applicable.

5. INVENTORY

	As of March 31,
	2025	2024
	US$’000	US$’000
Raw materials	5,041	7,133
Work-in-progress	1,754	1,369
Finished goods	4,214	4,915
	11,009	13,417

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	As of March 31,
	2025	2024
	US$’000	US$’000
Plant and machinery	40,081	38,652
Buildings	52,554	52,696
Motor vehicles	1,045	1,045
Office equipment	363	301
Work-in-progress	-	39
Subtotal	94,043	92,733
Less: accumulated depreciation	(50,851)	(45,748)
Property, plant and equipment, net	43,192	46,985

Depreciation expense was approximately US$5,955,000, US$5,849,000 and US$5,690,000 for the years ended March 31, 2023, 2024 and 2025, respectively.

Accumulated depreciation was translated at the exchange rate at each reporting period end date. Depreciation expense was translated at the average exchange rate during the reporting period. Therefore, depreciation expense will not necessarily agree with changes in the corresponding accumulated depreciation.

7. DEFERRED OFFERING COSTS

Deferred offering costs consist principally of accounting fees, legal fees and other fees incurred through the balance sheet date that are related to the proposed offering of the American depositary shares. Deferred offering costs related to the offering will offset proceeds recorded as equity if the transaction is completed or charged to expense if the offering is not completed. As of March 31, 2025 and 2024, deferred offering costs are US$1,943,744 and US$1,606,490, respectively.

8. INTANGIBLE ASSETS

The intangible assets are including (a) land use right and (b) others and details are as follows: -

8(a) Land Use Right

	As of March 31,
	2025	2024
	US$’000	US$’000
Cost
Opening balance	4,975	5,140
Exchange difference	(57)	(165)
	4,918	4,975
Accumulated amortization
Opening balance	1,721	1,647
Amortization	127	127
Exchange difference	(20)	(53)
	1,828	1,721

Net carrying amount	3,090	3,254

Amount to be amortized:
- Within one year	127	127
- Over one year but within five years	508	508
- Over five years	2,455	2,619
	3,090	3,254

The Company had land use rights over six plots (2024: Six plots) of state-owned land in The People’s Republic of China (“PRC”) where the Company’s manufacturing and storage facilities are located. The land use rights are not transferable and have remaining tenures of 22 years to 34 years (2024: 23 years to 35 years)

As of March 31, 2025, the land use rights of the Company with net carrying amount of US$3,090,000 (March 31, 2024: US$3,254,000) were pledged as security for the facilities of short-term bank loans (Note 9).

For the years ended March 31, 2023, 2024, and 2025, amortization expenses included in cost of sales, administrative expenses, and selling expenses were approximately US$0, US$132,000, and US$0; US$0, US$127,000, and US$0; and US$0, US$127,000, and US$0, respectively.

8 (b) Other intangible assets

	Software	Patent	Customer base	Operating licence	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At April 1, 2023	32	7,021	10,982	14,996	33,031
Additions	423	-	-	-	423
At March 31, 2024	455	7,021	10,982	14,996	33,454
Additions	-	-	-	-	-
At March 31, 2025	455	7,021	10,982	14,996	33,454

Accumulated amortization
At April 1, 2023	32	3,093	2,837	1,647	7,609
Amortization	7	-	-	-	7
At March 31, 2024	39	3,093	2,837	1,647	7,616
Amortization	84	-	-	-	84
Exchange difference	4	-	-	-	4
At March 31, 2025	127	3,093	2,837	1,647	7,704

Accumulated impairment
At April 1, 2023, March 31, 2024, and 2025	-	3,928	8,145	13,349	25,422

Net carrying amount
At March 31, 2024	416	-	-	-	416
At March 31, 2025	328	-	-	-	328

Customer base and operating license arose from business combinations in 2011. Except for software, all other intangible assets had been fully amortized or impaired as of March 31, 2022.

Software

The new software is a MES system, which was launched in March 2024. It is an integrated computerized system (encompassing both hardware and software) that offers a range of tools and methodologies for executing workshop production tasks. Its aim is to boost production efficiency, optimize resource allocation, and ultimately augment the financial performance of enterprises. The software’s amortization period is 5 years, with a remaining amortization period from 2025 to 2029.

Patent

This represents the patent right bought from the patent holder for the production of new Super Durable Zipper; hence it has been identified as an intangible asset from these acquisitions.

Customer base

The vast majority of the products by Fulong Zipper and Jianxin Weaving are transacted with existing customers whom the subsidiaries have long-term relationship with and repeated orders from these customers, hence it has been identified as an intangible asset arising from these acquisitions.

Operating license

The electroplating industry is regulated tightly in PRC due to its pollutive nature and there will be limited granting of such licenses to new entrants based on current legislation, hence it has been identified as an intangible asset arising from these acquisitions.

Amortization expense

The amortization of software, patent, customer base and operating license is included in the “Administrative expense” line items in profit or loss respectively.

Impairment loss recognized previously

In 2013, full impairment was recognized on the carrying amount of patent, customer base and operating license. Since then, the subsidiaries became and remained dormant.

9. BANK LOANS

The bank loans as of March 31, 2024 and 2025 are set out below:

Bank loans	Currency	Interest rate	Carrying amount	Current	Non-current
			US$’000	US$’000	US$’000
Bills payables to banks	RMB&HKD	2.60%	16,859	16,859	-
Secured bank loans	RMB&HKD	2.1% - 7.4%	14,827	14,827	-
At March 31, 2024			31,686	31,686	-

Bills payables to banks	RMB&HKD	2.60%	11,662	11,662	-
Secured bank loans	RMB&HKD	2.1% - 6.09%	13,653	13,653	-
At March 31, 2025			25,315	25,315	-

	As of March 31,
	2025	2024
	US$’000	US$’000
Bills payables to banks
Bill 1	5,597	6,624
Bill 2	279	-
Bill 3	-	2,819
Bill 4	5,786	7,416
	11,662	16,859
Secured bank loans
Loan 1	12,260	12,121
Loan 2	1,393	1,409
Loan 3	-	1,297
	13,653	14,827

Notes:

(1) The bill payable to bank (Bill 1) and short-term bank loan (Loan 1) are secured by:

●	Bank deposits of Fookhing Zipper;
●	Land use rights and buildings owned by Jianxin Weaving, located in Donghaian Development Zone, Shenhu Town, Jinjiang City, Fujian Province, the PRC;
●	Personal guarantees from related parties Mr. Qingliang Hong (Executive Chairman) and Ms. Meimei Shi (spouse of the Executive Chairman); and
●	Corporate guarantees from subsidiary Fuxing Dress and independent third party Jinjiang Yuanda Garment Weaving Co., Ltd.

(2) The bill payable to bank (Bill 2) and short-term bank loan (Loan 2) are secured by:

●	Land use rights and buildings owned by Fookhing Zipper, located in Hangbian Industrial Area, Longhu Town, Jinjiang City, Fujian Province, the PRC;
●	Personal guarantees from related parties Mr. Qingliang Hong (Executive Chairman) and Ms. Meimei Shi (spouse of the Executive Chairman); and
●	Corporate guarantee from subsidiary Fuxing Dress.

(3) The bill payable to bank (Bill 3) and short-term bank loan (Loan 3) are secured by:

●	Bank deposits of Fuxing Dress;
●	Land use rights and buildings owned by Fulong Zipper, located in Donghaian Comprehensive Development Zone, Shenhu Town, Jinjiang City, Fujian Province, the PRC; and
●	Personal guarantees from related parties Mr. Qingliang Hong (Executive Chairman) and Ms. Meimei Shi (spouse of the Executive Chairman).

(4) The bank-accepted bill (Bill 4) is secured by:

●	A mortgage over a property (Unit 13, 5th Floor) at Seapower Tower Concordia Plaza, No.1 Science Museum Road, Kowloon, owned by Goldplan Corporation Limited (wholly owned by Mr. Qingliang Hong);
●	Corporate guarantee from the Company; and
●	Personal guarantee from related party Mr. Qingliang Hong (Executive Chairman).

10. ACCRUALS AND OTHER CURRENT LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As of March 31,
	2025	2024
	US$’000	US$’000
Payroll payable	936	866
Payable to other services	764	934
Advance from customers	5,606	4,595
	7,306	6,395

11. AMOUNT DUE TO A DIRECTOR

	As of March 31,
	2025	2024
	US$’000	US$’000
Amount due to a director	890	201

The amount is unsecured, interest-free loan and no specific repayment terms.

12. DEFERRED TAX LIABILITIES

	As of March 31,
	2025	2024
	US$’000	US$’000
Deferred tax liabilities	1,256	1,273

The following are the major deferred tax assets and liabilities recognized by the Company:

	Property, plant and equipment	Withholding tax on undistributed profits (1)	Total
	US$’000	US$’000	US$’000
As of March 31, 2023	1,316	-	1,316
Recognized in statements of income	(43)	-	(43)
As of March 31, 2024	1,273	-	1,273
Recognized in statements of income	(17)	-	(17)
As of March 31, 2025	1,256	-	1,256

(1)

On February 22, 2008, the State Administration of Taxation of China issued Circular [2008] No. 001, which states that dividends distributed after January 1, 2008, and derived from profits accumulated prior to January 1, 2008, will be exempt from withholding tax when distributed to foreign non-resident enterprise investors. As a result, there should be no deferred tax liabilities recognized for the undistributed profits accumulated by the Company’s PRC subsidiaries through December 31, 2007.

13. EQUITY

(a) Share capital

	2025		2024
	No. of shares	Value	No. of shares	Value
	‘000	US$’000	‘000	US$’000
At March 31	17,205	108,835	17,205	108,835

On December 23, 2024, the shareholders of the Company approved a capital reorganization to reduce the par value from S$5.00 per share to S$0.02 per share, and to increase the authorized share capital from 40,000,000 shares to 10,000,000,000 shares. This reorganization took effect on December 24, 2024. As of the date of this annual report, our authorized share capital is S$200,000,000 divided into 10,000,000,000 shares, par value of S$0.02 per share.

The holders of ordinary shares (except treasury shares) are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restrictions. No dividend was declared by the Company during the year ended March 31, 2025 and 2024, nor has any dividend been proposed since the end of the reporting period.

For the years ended March 31, 2025 and 2024, Xiamen Property paid US$6,619 and US$16,133, respectively, to non-controlling interests.

The Company does not have a formal dividend policy. The Company considers its operating results, financial position, working capital requirements, as well as any other pertinent factors deemed appropriate by the Board. The Board of the Company did not propose any dividend payments for the fiscal year ended March 31, 2024 and 2025. The Management intends to conserve cash for its operational needs.

(b) Treasury shares, at cost

	No. of shares	Par value	Additional paid in capital	Total
		USD	USD	USD

Treasury shares	277,720	977,887	(75,150)	902,737

Treasury shares relate to ordinary shares of the Company that are held by the Company.

Other reserves

(c) Statutory Reserve

In accordance with the Foreign Enterprise Law applicable to the subsidiaries in the People’s Republic of China (PRC), the subsidiary is required to make appropriation to a Statutory Reserve Fund (SRF). At least 10% of the statutory after-tax profits as determined in accordance with the applicable PRC accounting standards and regulations must be allocated to the SRF until the cumulative total of the reserve fund reaches 50% of the subsidiary’s registered capital. Subject to approval from the relevant PRC authorities, the SRF may be used to offset any accumulated losses or increase the registered capital of the subsidiary. The SRF is not available for dividend distribution to shareholders. For the years ended March 31, 2025 and 2024, the Company made appropriations to the statutory reserve of US$78,890 and US$120,046, respectively.

(d) Merger reserve

This represents the difference between the nominal value of shares issued by the Company in exchange for the nominal value of shares and capital reserve of subsidiaries acquired which is accounted for under “merger accounting”.

14. REVENUES BY PRODUCT AND GEOGRAPHY

	For the years ended March 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Sales of zipper chains and sliders	68,059	57,560	64,690
Trading of textile raw and auxiliary materials	29,660	40,300	46,957
Zipper processing services	8,281	8,468	9,147
Total	106,000	106,328	120,794

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280 as follow:

1.	Sales of zipper chains and zipper sliders

The zipper chain consists of 2 strips of fabric tapes, with parallel rows of specially shaped nylon, metal or plastic teeth, as the case may be, either weaved on or punched onto adjacent edges of a fabric tape, thereby interlocking with each other to provide a firm grip and resulting in a zipper chain.

The zipper slider consists of a zinc zipper head and zipper pull tab which is subsequently affixed on the zipper chain, such that it moves along the rows of teeth, allowing the teeth to be fastened or separated, depending on the direction of the movement.

2.	Trading of textile raw and auxiliary materials

The trading segment represents trading of textile raw and auxiliary materials, including rubber thread, nylon fabric and nylon yarn.

3.	Zipper processing services

Zipper processing services represent color dyeing of fabric tapes for zippers, electroplating services for zipper sliders and manufacturing and sales of dyed yarns.

4.	Corporate

The corporate segment is involved in Group-level corporate services, which covers i) administrative functions, including human resources, legal services or compliance matters, communications and finance, and ii) treasury functions that manage the Company’s financial resources, in order to help meet the Company’s business objectives.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment revenue and gross profit/(loss), as included in the internal management reports that are reviewed by the Company’s CODM. Both segment revenue and gross profit/(loss) are used to measure performance as management believes that such information is the most relevant in evaluating the level of activities and results of these segments.

Segment assets and liabilities are not disclosed as such separate financial information is not available but is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources to the operating segments.

In the following table, revenue is disaggregated by the geographical locations of customers and by the timing of revenue recognition.

	Revenue			Non-current assets
	For the years ended March 31,			As of March 31,
	2025	2024	2023	2025	2024
	US$’000	US$’000	US$’000	US$’000	US$’000
Mainland China	76,340	66,028	73,837	51,251	54,990
Hong Kong	29,660	40,300	46,957	19	1
	106,000	106,328	120,794	51,270	54,991

Non-current assets information presented above consist of property, plant and equipment, net, deferred offering cost, prepayment and intangible assets as presented in the statement of financial position.

Business segments

The following table presents revenue, results and other information regarding the Company’s business segments for the years ended March 31, 2023, 2024 and 2025

	Zipper chains and sliders	Trading	Processing	Corporate	Elimination	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
March 31, 2023
Revenue:
Sales to external customers	64,690	46,957	9,147	-	-	120,794
Inter-segment sales	3,556	-	3,291	-	(6,847)	-
Total revenue	68,246	46,957	12,438	-	(6,847)	120,794
Results:
Segment gross profit	4,977	1,024	1,234	-	-	7,235
Segment results	995	671	176	1,470	-	3,312
Interest income	147	-	2	3	-	152
Financial costs	(1,073)	(380)	(207)	-	-	(1,660)
Profit/ (loss) before income tax	69	291	(29)	1,473	-	1,804
Income tax expense	(95)	(27)	(19)	(70)	-	(211)
Net profit for the year	(26)	264	(48)	1,403	-	1,593
Total assets	96,952	13,903	25,827	9,428	-	146,110
Total liabilities	(34,373)	(8,683)	(9,064)	(1,455)	-	(53,575)

	Zipper chains and sliders	Trading	Processing	Corporate	Elimination	Total
	US$’000	US$’0000	US$’000	US$’000	US$’000	US$’000
March 31, 2024
Revenue:
Sales to external customers	57,560	40,300	8,468	-	-	106,328
Inter-segment sales	3,182	-	3,369	-	(6,551)	-
Total revenue	60,742	40,300	11,837	-	(6,551)	106,328
Results:
Segment gross profit	4,284	1,007	1,159	-	-	6,450
Segment results from operations	698	718	1,645	(308)	-	2,753
Interest income	105	1	1	2	-	109
Financial costs	(891)	(555)	(63)	-	-	(1,509)
Profit before income tax	(88)	164	1,583	(306)	-	1,353
Income tax expense	(205)	(14)	(61)	(17)	-	(297)
Net profit attributable to shareholders	(293)	150	1,522	(323)	-	1,056
Total Assets	90,782	11,276	22,017	10,010	-	134,085
Total liabilities	(30,022)	(7,431)	(4,572)	(1,121)	-	(43,146)

	Zipper chains and sliders	Trading	Processing	Corporate	Elimination	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
March 31, 2025
Revenue:
Sales to external customers	68,059	29,660	8,281	-	-	106,000
Inter-segment sales	2,374	-	6,203	-	(8,577)	-
Total revenue	70,433	29,660	14,484	-	(8,577)	106,000
Results:
Segment gross profit	6,256	795	(135)	-	-	6,916
Segment results from operations	1,381	639	(1,719)	191	-	492
Interest income	97	-	(2)	9	-	104
Financial costs	(875)	(387)	-	383	-	(879)
Loss before income tax	603	252	(1,721)	583	-	(283)
Income tax expense	(128)	(21)	(135)	(6)	-	(290)
Net loss attributable to shareholders	475	231	(1,856)	577	-	(573)
Total Assets	86,472	9,438	20,924	10,290	-	127,124
Total liabilities	(25,521)	(5,825)	(6,141)	(887)	-	(38,374)

The chief operating decision maker did not rely primarily on assets and liabilities to assess the performance of the segment and make decisions about resources to be allocated to the segment.

15. INCOME TAX EXPENSES

Bermuda and BVI

The Company and one of its subsidiaries, Jade Star, are domiciled in Bermuda and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and Jade Star do not accrue income taxes.

PRC

Pursuant to the Enterprise Income Tax Law of the PRC (the “EIT” Law) promulgated by the National People’s Congress on March 16, 2007 (effective from January 1, 2008), resident and non- resident enterprises deriving income from the PRC are subject to Enterprise Income Tax (“EIT”). Under the EIT Law, EIT applies to all enterprises, including foreign investment enterprises and domestic enterprises. The general applicable EIT tax rate in the PRC is 25%.

Fuxing Dress, Fulong Zipper, Jianxin Weaving, Fuxin Electroplating and Fookhing Zipper

Accordingly, Fuxing Dress, Fulong Zipper, Jianxin Weaving and Fuxin Electroplating are subject to EIT tax rate of 25% for the year ended March 31, 2025 (2024: 25%).

Fookhing Zipper

Fookhing Zipper holds the “New and High Technology Enterprise” certification (No. GR202235001433, issued on Dec 14, 2022, valid for 3 years), entitling it to a 15% preferential corporate tax rate. For the year ended March 31, 2025, its applicable EIT rate is 15% (2024: 15%).

Rental income from Xiamen Industrial is subjected to tax rate of 25% for the years ended March 31, 2025 (2024: 25%).

Fook Hing Trading and Fuxing HK

The statutory income tax applicable to Fook Hing Trading and Fuxing HK for the years ended March 31, 2025 is 16.5% (2024: 16.5%).

No provision for income tax has been made for Fuxing HK, as this company did not have any assessable profit during the years ended March 31, 2023, 2024 and 2025.

The income tax provision consists of the following components:

	For the years ended March 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Income tax:
Current year	290	297	211
Deferred tax:
Current year	-	-	-
	290	297	211

The income tax expense varied from the amount of income tax expense determined by applying the PRC income tax rate of 25% (2024: 25%) to profit before income tax as a result of the following differences:

	For the years ended March 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
(Loss) Profit before tax expenses:	(283)	1,353	1,804

Tax at the domestic income tax rate applicable to profits in the countries where the Company operates	(71)	596	429
Tax effect of non-taxable income	361	(299)	(218)
	290	297	211

16. Leases

16(a) Operating leases – as Lessee

The Company leases an office in Hong Kong for a term of two years (from November 1, 2024 to September 30, 2026), with a monthly rent of HK$8,000 (approximately US$1,022), payable in advance on the first day of each month. The lease term is determined without considering renewal options, as the Company is not reasonably certain to exercise them. Lease expense is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not capitalized on the balance sheet.

Right-of-use assets and lease liabilities relate to operating leases initiated in 2025. The future minimum lease payment of US$18,000 is calculated at a discount rate of 3.60%, with a present value of US$17,000, including US$1,000 in interest expenses.

As of March 31, 2025, the remaining lease term was 1.5 years (2024: Nil, as the lease commenced in November 2024), and the weighted average discount rate used to measure lease liabilities was 3.60% (2024: Nil). The discount rate is based on the Company’s incremental borrowing rate for similar-term bank loans.

Supplemental balance sheet information related to operating leases from the Company’s operations was as follows:

	As of March 31,
	2025	2024
	US$’000	US$’000
Operating Right-of-use assets	23	-
Less: Accumulated amortization	(5)	-
Right-of-use assets, net	18	-

Operating lease liabilities, current	12	-
Operating lease liabilities, non-current	6	-
Total lease liabilities	18	-

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.50	-
Weighted average discount rate	3.60%	-

The following table presents maturity of lease liabilities as of March 31, 2025:

Twelve months ending March 31,	As of March 31, 2025
US$’000
2026	12
2027	6
2028 and thereafter	-
Total future minimum lease payments	18
Less: imputed interest	(1)
Total	17

16(b) Operating leases – as Lessor

Operating lease income is recognized as a component of non-interest income on a straight-line basis over the lease term. Lease terms range from one to five years. Assets related to operating leases are included in property, plant and equipment (PPE). As of March 31, 2024 and 2025, the net book value of leased assets totaled US$7.4 million and US$7.2 million respectively.

	For the years ended March 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Operating lease income	709	895	437
Depreciation expense	213	422	206

The following schedule summarizes aggregate minimum lease payments to be received at March 31 2025:

For the years ended March 31,	As of March 31, 2025
US$’000
2026	654
2027	419
2028	45
2029	14
2030	-
Thereafter	-
Total	1,132

17. CONCENTRATIONS AND RISKS

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

18. COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Company is committed under a lease agreement for office in Hong Kong. It was a month-to-month lease agreement at HK$8,000 (Approximately US$1,022) per month, payable in advance on the first day of each calendar month.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2025 and through the issuance date of these consolidated financial statements.

19. SUBSEQUENT EVENTS

The Company has assessed all subsequent events from March 31, 2025, up to and including July 31, 2025, the date on which these consolidated financial statements were ready for issuance. There are no material subsequent events that necessitate disclosure in these consolidated financial statements.

